Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127938
PROSPECTUS

7,090,830 SHARES
MICROMED CARDIOVASCULAR, INC.
COMMON STOCK
     This prospectus relates to the resale by the selling stockholders of up to 7,090,830 shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. We will not receive any proceeds from the sales by the selling stockholders, but we will receive funds from the exercise of warrants held by selling stockholders, if exercised.

     Our shares are listed on the OTC Bulletin Board under the symbol “MMCV.” On August 23, 2005, the closing sales price for our common stock on the OTC Bulletin Board was $3.50 per share.

     The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled “Risk Factors” beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is: September 2, 2005

     Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.
     You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

PROSPECTUS SUMMARY
     MicroMed Cardiovascular, Inc. (referred to herein as the “Company”, “MicroMed”, “us”, or “we”), which operates through its wholly-owned subsidiary MicroMed Technology, Inc., is a medical device company that has developed a miniaturized heart pump, or VAD, known as the DeBakey VAD (the “DeBakey VAD”) to address congestive heart failure (“CHF”), a condition where the diseased heart cannot pump adequate blood to meet the oxygen and nutritional needs of the body. The DeBakey VAD is a small (1 inch x 3 inches) National Aeronautics and Space Administration (“NASA”) designed axial flow pump that can provide increased blood flow from the left ventricle of the heart throughout the body for patients whose hearts are diseased and unable to maintain adequate blood flow to sustain their lives. Our corporate offices are located at 8965 Interchange Drive, Houston, Texas 77054, telephone number 713.838.9210.
Recent Events
Completion of Merger
     On January 31, 2005, Salmon Express, Inc., a Nevada corporation (“Salmon”), along with Salmon Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Salmon (“Merger Sub”) and certain existing stockholders of Salmon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MicroMed Technology, Inc., a privately held Delaware corporation (“MicroMed Technology”), pursuant to which Salmon would be acquired by MicroMed Technology in a merger transaction wherein Merger Sub would merge with and into MicroMed Technology, with MicroMed Technology being the surviving corporation (the “Merger”). On August 10, 2005, the Merger closed and MicroMed Technology became a wholly-owned subsidiary of Salmon. Salmon changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.
Principal Terms of the Merger
     At the Effective Time of the Merger (as defined in the Merger Agreement), Merger Sub was merged with and into MicroMed Technology, the separate existence of Merger Sub ceased, and MicroMed Technology continued as the surviving corporation at the subsidiary level. Salmon issued shares of its common stock on a one-for-one basis to the stockholders of MicroMed Technology in exchange for 100% of the issued and outstanding shares of common stock of MicroMed Technology. Additionally, Salmon assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by MicroMed Technology. All outstanding options that were assumed by Salmon have been issued under the MicroMed Technology 1997 Stock Option Plan or the MicroMed Technology 2005 Stock Incentive Plan. Further to the Merger, Salmon assumed the MicroMed Technology 1997 Stock Option Plan and the MicroMed Technology 2005 Stock Incentive Plan as stock option plans of Salmon. Salmon also issued 1,500,000 post-split shares into escrow to cover indemnification obligations, if any, to MicroMed Technology and its stockholders (the “Escrow Shares”). Immediately prior to the Merger, Salmon effectuated a 1-for-3.3528 reverse stock split of its common stock. After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc. Further to the Merger, Salmon also canceled 10,010,800 shares of its pre-split common stock held by Pete Smith, the founder of Salmon Express Inc., and distributed assets, and related liabilities, to him that Salmon held prior to the Merger. Mr. Smith also received cash remuneration of $605,213 from third parties unaffiliated with Salmon for his agreement to cancel such shares.
     Immediately prior to the closing of the Merger, MicroMed Technology had outstanding 17,013,145 shares of common stock, options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock. Immediately after the closing of the Merger, MicroMed Cardiovascular had 18,513,145 outstanding shares of common stock (excluding the Escrow Shares), options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock.
The Private Placement
     Immediately prior to the closing of the Merger, MicroMed Technology closed a $4,991,683 private placement (the “Private Placement”) of its common stock and warrants. MicroMed Technology engaged Hunter World Markets, Inc. (“Hunter”) as its placement agent in connection with the Private Placement. Each investor in the Private Placement purchased shares of MicroMed Technology common stock at $1.33 per share and seven-year warrants, exercisable one year after the date of issuance, to purchase 60% of the common stock purchased by such investor in the Private Placement at a per share exercise price of $1.33 (all investors introduced to MicroMed Technology by Hunter assigned their warrants to Hunter, an aggregate of 1,804,511 warrants). The warrants are redeemable by us under certain circumstances at any time after one year from the date of issuance. We agreed to file a registration statement covering the securities sold in the Private Placement within 30 days of the closing of the Merger. As partial consideration for services rendered further to the Private Placement, Hunter was issued 300,000 shares of MicroMed Technology’s common stock.
     Our common stock is currently listed for quotation on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) under the symbol “MMCV.”
The Share Cancellation and Purchase Agreements
     Concurrent with the execution of the Merger Agreement, MicroMed Technology, Pete Smith and Stone & Graves entered into a Share Cancellation Agreement on January 31, 2005 whereby Mr. Smith agreed to cancel an aggregate 10,010,080 shares of Salmon common stock held by him on the effective date of the Merger. In consideration for the cancellation of his shares, Mr. Smith received $605,213 from unaffiliated parties of Salmon and all assets and corresponding liabilities held by Salmon immediately prior to the effective date of the Merger. The net tangible book value as of November 30, 2004 of the assets and liabilities of Salmon distributed to Mr. Smith immediately after the closing of the Merger is a net deficit of $12,172.
     Further to an Amended and Restated Purchase and Escrow Agreement, the $605,213 cash payment to Mr. Smith, as well as cash payments in the aggregate of $144,787 to certain other existing shareholders of Salmon, who were previously named as selling shareholders in this prospectus, consisted of monies invested by Peyton, Chandler, & Sullivan, Inc. (“PCS”), Hunter, Oxford Bioscience Partners II (Annex) L.P., an affiliate of Oxford Biosciences, Inc., a greater than 5% stockholder in MicroMed, and entities and individuals that were introduced by PCS.
     Hunter and its assignee, and Oxford Bioscience Partners II (Annex), acquired 785,798 and 72,160 shares of Salmon common stock from former shareholders of Salmon previously named as selling shareholders in this prospectus. The following table indicates the number of shares of Salmon acquired from former shareholders of Salmon previously named as selling shareholders in this prospectus by PCS, each investor introduced by PCS and their assignees.

Peyton, Chandler & Sullivan, Inc.	159,658
Richard S. From	197,337
Sara Mirza	10,000
Stone & Graves	5,000
Charles E. Frisco, Jr.	27,500
John Chin M.D.	12,500
Henci Goer	5,000
Morgan Stanley DW Inc. Custodian for Henci Goer	2,500
Stephanie Walton	2,500
Daniel McCrimons	2,500
Thiry Rajagopal	5,000
Ronald S. Weaver, M.D.	2,500
Timothy R. Surgenor	7,645
Carl C. Hsu TTEE Carl C. Hsu Inc. PSP 7/01/84, FBO Kathleen Rollins	5,000
Jeanny Leung	5,000
Carl C. Hsu TTEE Carl C. Hsu Inc. PSP 7/01/84, FBO Kala Eswaran	2,500
Carl C. Hsu TTEE Carl C. Hsu Inc. PSP 7/01/84, FBO Michael Chuang	6,250
John Womach	2,500
Alan Hsu	4,000
Herb Matsinger, Jr. Revocable Trust DTD 03/10/03	12,500
Carl C. Hsu MD Inc. PSP 7/1/84, Carl Hsu TTEE	15,000
Carl C. Hsu	2,500
Nathan H. Allen M.D.	5,000
Huiya Hsu	7,500
Neesan Zieour	10,000

Richard Gould	2,500
Nancy Rawlinson	25,000
Ronald W. Minor	37,500
     Each of PCS, Hunter, Oxford Bioscience Partners II (Annex) L.P. and the individuals and entities introduced by PCS, and their assignees, are “accredited investors” as that term is defined under Rule 501 of Regulation D.
The Offering

Common stock offered by selling stockholders	7,090,830 shares(1)

Common stock outstanding	18,513,145 shares(2)

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders

OTC Bulletin Board	Our shares are listed on the OTC Bulletin Board under the symbol “MMCV.” On August 23, 2005, the closing sales price for our common stock on the OTC Bulletin Board was $3.50 per share.

Terms of the Offering	The selling stockholders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering	The offering will conclude when all of the 7,090,830 shares of common stock has been sold, registration is no longer required to sell the shares or we decide to terminate the registration of the shares.

(1)	Represents 4,838,943 shares of our common stock that were issued to the selling stockholders and 2,251,887 shares of our common stock underlying warrants that were issued to the selling stockholders.

(2)	Excludes 1,500,000 shares of MicroMed issued into escrow to cover indemnification obligations further to the Merger.

Summary Financial Data
     The following gives a summary of the balance sheet data as of November 30, 2004 and 2003 and May 31, 2005 of Salmon and the statements of operations data of Salmon for the years ended November 30, 2004 and 2003 and the six months ended May 31, 2005 and 2004. The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein.

	Year ended	Year ended	Six Months ended	Six Months ended
	November 30,	November 30,	May 31,	May 31,
Statement of Operations	2004	2003	2005	2004
Revenue	$0	$0	$0	$0
Net Loss	$(26,601)	$(10,571)	$(4,079)	$(11,680)
Net Loss Per Share	$0	$0	$0	$0

	November 30,	November 30,	May 31,
Balance Sheet	2004	2003	2005
Total Assets	$4,426	$14,429	$0
Total Liabilities	$16,598	$0	$10,000
Total Stockholders’ Equity	$(12,172)	$(14,429)	$(10,000)
     The following gives a summary of the most recent balance sheet data of MicroMed Technology as of December 31, 2004 and 2003 and March 31, 2005 and the statements of operations data of MicroMed Technology for the years ended December 31, 2004 and 2003 and the six months ended June 30, 2005 and 2004.

			Six Months	Six Months
	Year ended	Year ended	ended	ended
	December 31,	December 31,	June 30,	June 30,
Statement of Operations	2004	2003	2005	2004
		(Restated) (1)
Revenue	$5,936,188	$6,701,990	$3,455,337	$3,329,209
Net Loss	$(8,939,596)	$(6,155,130)	$(4,762,455)	$(4,194,400)
Net loss available to common stockholders (2)	$(14,255,988)	$(11,445,248)	$(7,400,657)	$(6,842,596)
Net loss per share available to common stockholders – basic and diluted	$(918.32)	$(737.36)	$(476.72)	$(440.78)

	December 31,	December 31,	June 30,
Consolidated Balance Sheet	2004	2003	2005
Total Assets	$6,367,481	$10,825,755	$5,889,221
Redeemable convertible preferred stock	$72,080,894	$66,764,502	$74,719,096
Total liabilities	$6,623,799	$2,195,827	$10,907,994
Total stockholders’ deficit	$(72,337,212)	$(58,134,574)	$(79,737,869)
(1) The statement of operations of MicroMed Technology for the year ended December 31, 2003 has been restated to reflect preferred stock dividends and accretion as a component of Net loss available to common stockholders. See Note 2 of the MicroMed Technology financial statements.
(2) Net loss available to common stockholders for the years ended December 31, 2004 and 2003 and six months ended June 30, 2005 and 2004 includes accrued preferred stock dividends and accretion of $5,316,392, $5,290,118, $2,638,202 and $2,648,196, respectively.
     This information is only a summary. You should also read the historical information, management’s discussion and analysis and related notes of Salmon contained in its Annual Report on Form 10-KSB for the year ended November 30, 2004 and its Quarterly Report on Form 10-QSB for the period ended May 31, 2005, as filed with the SEC, and the historical financial statements, management’s discussion and analysis and related notes for us contained elsewhere in this document.
     We are providing financial and other information for informational purposes only. It does not necessarily represent or indicate what the financial position and results of operations of our company will be now that the Merger is concluded.

RISK FACTORS
     Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of our common stock could decline due to any of these risks, and an investor may lose all or part of his investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This prospectus also contains forward-looking statements that involve risks and uncertainties.
     Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. With respect to this discussion, the terms “MicroMed,” “Company”, “we,” “us,” and “our” refer to MicroMed Cardiovascular, Inc. and our wholly-owned subsidiary, MicroMed Technology, Inc.
RISKS RELATED TO BUSINESS
Micromed Technology has incurred significant operating losses since its inception in October 1995 that raise doubts about its ability to continue as a going concern, and if we do not achieve profitability you may lose your entire investment.
     We began selling the DeBakey VAD System in Europe and select international markets in April 2001 and have yet to demonstrate that we can generate sufficient sales to become profitable. MicroMed Technology has incurred significant net losses since our inception in October 1995, including a net loss available to common stockholders of $14.2 million for the year ended December 31, 2004 and $7.4 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of approximately $79.7 million. We expect to continue to incur operating losses at least through 2007. Further, we expect operating expenses to increase as we seek U.S. regulatory clearance for the DeBakey VAD, build a technical support organization for product introduction and market development, continue engineering and development projects, and increase administrative activities to support our planned growth. The extent of our future operating losses and the timing of our profitability are highly uncertain, and we may never generate sufficient revenues to achieve or sustain profitability.
     Based upon funds available to it at December 31, 2004, MicroMed Technology’s independent auditors expressed doubt about its ability to continue as a going concern if it is unable to raise additional funds. If revenues fail to grow at a pace rapid enough to offset planned increases in our expenses or if we are unable to curb our losses and achieve profitability, the value of your investment may be lost.
Our success depends entirely on the DeBakey VAD.
     We depend entirely on the DeBakey VAD and related accessories for our success. The DeBakey VAD will require regulatory approval before it can be marketed in the U.S. We have not sold significant numbers of products in international markets or in the U.S. and we cannot assure you that our efforts will be successful or that the DeBakey VAD will be safe or effective, approved by regulatory authorities or successfully marketed. Because the DeBakey VAD is our primary product focus, our inability to obtain the necessary regulatory approvals or to market and commercialize the DeBakey VAD successfully would materially affect our ability to achieve significant revenue and would make it likely that we would not achieve profitability.
If the DeBakey VAD is not accepted by the medical community we will not achieve significant revenues and will not be profitable.
     The commercial success of the DeBakey VAD depends on our acceptance by cardiologists and cardiac surgeons. Such acceptance will depend on clinical trial results and the conclusion by these physicians that the DeBakey VAD is safe, cost-effective and an acceptable method of treatment. We cannot assure you that the DeBakey VAD will provide benefits considered adequate by providers of cardiovascular treatments or that a sufficient number of providers will use the DeBakey VAD for it to achieve commercial success. Even if we establish the safety and effectiveness of the DeBakey VAD, physicians may elect not to use it for a number of reasons, including:
•	adverse medical effects suffered by patients implanted with the DeBakey VAD during clinical trials or after commercialization, even if unrelated to the DeBakey VAD;

•	lack of experience with the DeBakey VAD;

•	the perceived increased risk of patient complications associated with VADs generally;

•	perceived liability risks generally associated with the use of new medical products; and

•	adverse publicity regarding the DeBakey VAD, truthful or false, or favorable publicity regarding a competing VAD or medical alternative that could adversely affect acceptance of the DeBakey VAD by the medical community.
The maintenance of existing and the establishment of additional relationships with cardiac surgeons and cardiologists is necessary for us to achieve significant responses.
     A limited number of cardiac surgeons and cardiologists influence medical device selection and purchase decisions for a large portion of our target cardiac patient population. We have developed working relationships with cardiac surgeons and cardiologists at a number of leading medical centers in connection with the development of the DeBakey VAD. In addition, surgical teams at several leading foreign medical centers have performed clinical trials to support our applications for CE Mark regulatory approval. If we fail to maintain existing relationships and arrangements or establish new relationships with these and other physicians and medical centers in support of the DeBakey VAD, we will not achieve significant revenues and will not be profitable.
The DeBakey VAD will likely have a long and variable sales and deployment cycle, which may cause our revenue and operating results to fluctuate significantly from quarter-to-quarter.
     We expect that the DeBakey VAD will have a lengthy sales cycle and We may incur substantial sales and marketing expenses and expend significant effort without making significant sales. Even after making a decision to purchase the DeBakey VAD, we expect that customers may deploy products slowly. For example, we expect that the length of time between initial contact with cardiac surgeons and the potential purchase of the DeBakey VAD will generally be between nine and 18 months. In addition, the cardiac centers that buy the majority of our products are usually led by cardiac surgeons who are heavily recruited by competing centers or by centers looking to increase their profiles. When one of these surgeons moves between centers, we may experience a temporary but significant reduction in purchases by the departed center while it replaces its lead surgeon. As a result, it will be difficult for us to predict the quarter in which our customers may purchase the DeBakey VAD and our revenue and operating results may vary significantly from quarter to quarter, which increases the risk of an operating loss for us for any given quarter.
Future changes in technology could render the DeBakey VAD obsolete or uncompetitive.
     The field of technology relating to cardiac assistance and therapy and the medical device industry has undergone rapid and significant technological development. We expect that the technology associated with cardiac assist devices will continue to develop rapidly, and our success will depend in large part on our ability to establish a competitive position with respect to this technology. Additionally, new surgical procedures and medications could develop that replace or reduce the importance of the function we are developing the DeBakey VAD to perform. Third parties may succeed in developing or marketing technologies and products that are more effective than the DeBakey VAD or that would render the DeBakey VAD obsolete or uncompetitive before we recover any or all of our research, development and commercialization expenses.
We may be unable to compete successfully with our competitors.
     We face competition from companies that develop, manufacture and market cardiac assist and therapy products and technology. We also compete with universities and other research institutions in the development of cardiac assist and therapy technologies. Many of our competitors have greater technical and financial resources than we do. Some of these competitors have currently available and marketed cardiac assist products, as well as cardiac assist products and technologies under development. For example, other companies are currently developing axial flow and centrifugal VADs that, if successfully commercialized, could compete with the DeBakey VAD.
     Our ability to compete successfully is based on numerous factors, including:
•	the performance, effectiveness and size of the DeBakey VAD relative to competing products;

•	the relative speed with which we are able to bring the DeBakey VAD to market in our target markets;

•	the cost-effectiveness of the DeBakey VAD; and

•	the ease of use of the DeBakey VAD.
     If we are unable to distinguish the DeBakey VAD from competing products, or if competing products reach the market first, we may be unable to compete successfully with current or future competitors. This would cause our revenues to decline and affect our ability to achieve profitability.
Our clinical trials may prove unsuccessful or lead to significant setbacks in obtaining necessary regulatory approvals.
     In order to obtain regulatory approvals for commercial sale of the DeBakey VAD, we must demonstrate through clinical trials that the DeBakey VAD is safe and performs as intended. We must demonstrate that the DeBakey VAD, which was designed to provide increased blood flow to patients who suffer from end-stage heart failure, can operate effectively and reliably within a patient for an extended period of time.
     We commenced clinical trials for the DeBakey VAD in Europe in November 1998 and in the U.S. in June 2000. During our clinical trials, patients have died or suffered other adverse medical effects, including adverse effects commonly associated with VAD use generally. For example, during our European and U.S. clinical trials, there have been instances of thrombus formation (blood clots) in the DeBakey VAD which required therapeutic intervention and/or caused serious adverse effects. Adverse medical effects may continue to occur in future clinical trials. Patient deaths and other adverse effects, even if unrelated to the DeBakey VAD, could adversely affect our clinical trial results and thus our ability to secure required regulatory approval. The DeBakey VAD will require further trials in the U.S. before obtaining or applying for regulatory approval for marketing and may require further clinical trials in Europe for product enhancements.
     Clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory or reimbursement approvals. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The overall results of our bridge to transplant (“BTT”) trial to date have resulted in lower than expected survival to transplant percentages. We now believe that it is likely that we will not meet the performance goal survival rate for the patients in this trial. This is likely to substantially increase the time required to obtain FDA approval and the time when we would expect to generate revenues from commercial sales of the DeBakey VAD. We have only enrolled 8 patients to date in our Destination Therapy trial and believe that we need to redesign the structure of the trial to accommodate a shorter PMA pathway Under the current design of our Destination Therapy trial (360 patients on a 2:1 randomization against the HeartMate XVE), we originally anticipated completing enrollment between late 2008 to late 2010, which we believed would result in PMA approval between early 2010 to early 2012. We are presently in discussions with our clinical consultants to develop the specific new clinical trial parameters and protocols for the Destination Therapy trial which we intend to request from the FDA. However, there is no assurance that we will be able to convince the FDA to accept these changes. We, or regulatory authorities, may suspend or terminate clinical trials at any time.
     We also may encounter unexpected delays, expenses, technical problems or other difficulties related to development, manufacturing and marketing of the DeBakey VAD that could result in the abandonment or substantial change in the design, development and commercialization of the DeBakey VAD. Our failure or inability to address such problems adequately or timely would have a material adverse effect on our ability to commercially market our products. Although we have received CE Mark approval for the BTT, destination therapy (“DT”) and pediatric indications and have received U.S. regulatory approval to commercialize the DeBakey VAD for pediatric indications pursuant to a humanitarian device exemption (“HDE”), we cannot assure you as to when our U.S. clinical trials will be completed or that we will obtain required U.S. regulatory approvals or other non-U.S. regulatory approvals for the DeBakey VAD and any product enhancements when expected or at all.
We may not obtain or maintain regulatory clearances or approvals required for marketing and commercially selling the DeBakey VAD in the U.S.. and such failure or delay in obtaining or maintaining such clearances or approvals could adversely affect our business, financial condition and results of operations.
     The research and development, manufacturing, marketing and distribution of the DeBakey VAD system in the U.S. is subject to regulation by numerous authorities, including the Food and Drug Administration (“FDA”). We must comply with the Federal Food, Drug, and Cosmetic Act and the regulations promulgated under the Act, administered by the FDA. Prior to marketing or commercial sale in the U.S., we must obtain a Pre-Market Approval (“PMA”) for the DeBakey VAD from the FDA. The process of obtaining this approval is lengthy, expensive and uncertain. Securing FDA clearances and approvals will require submission of clinical data and supporting information to the FDA. Product clearances and approvals can be withdrawn for failure to comply with regulatory requirements or on the occurrence of unforeseen problems following initial marketing. We also must comply with regulations administered by the FDA including the Quality Systems Requirements and Good Laboratory Practice regulations. These regulations require us to follow certain prescribed testing, quality, control, storage and documentation procedures. The FDA monitors compliance with applicable regulatory requirements through periodic site inspections.
     We cannot assure you that we will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, prospects, financial condition and results of operations. Moreover, regulatory clearances or approvals for the DeBakey VAD, even if granted, may include significant limitations on the uses for which the product may be marketed. In addition, certain material changes to approved medical devices are subject to FDA review and approval. We cannot assure you that we will be able to maintain compliance with all regulatory requirements. Changes in existing laws, regulations or policies and the adoption of new laws, regulations or policies could prevent us from, or could affect the timing of, achieving compliance with regulatory requirements, including current and future regulatory clearances or approvals, where necessary.
We may be unable to obtain or maintain necessary clearances or approvals required for the international commercialization of the DeBakey VAD in certain countries, which could adversely affect our business, financial condition and results of operations.
     We intend to market the DeBakey VAD in international markets as well as domestically. A number of risks are inherent in international transactions. Sales of products outside of the U.S. are subject to foreign regulatory requirements governing, among other things, product approval, product testing and licensing standards, manufacturing processes, pricing and reimbursement levels that may vary widely from country to country. Regulations governing requirements for approvals or clearance to market, the time required for regulatory review and sanctions imposed for violations also vary from country to country. The time required to obtain clearance from a foreign country may be longer or shorter than that required by the FDA or other such agencies, and other regulatory requirements may differ.
     Prior to commercial sale of medical devices in the countries of the European Union, we were required to receive a CE Mark certification, an international symbol of quality and compliance with applicable European community medical device directives. In particular, we must comply with the Essential Requirements of the Medical Devices Directive, which primarily relate to safety and performance, and to undergo conformity assessment certification by a Notified Body in order to qualify for CE Mark approval.
     In Europe, we are also subject to the Active Implantable Medical Device Directive, which regulates quality medical device manufacturing. In addition, we must meet the technical standards established by the International Organization for Standardization (“ISO”). ISO 9000 is a series of international standards on quality management and assurance. ISO 13485 is the medical version of ISO 9001, which incorporates all quality elements, including design.
     Although we have received CE Mark approval for the bridge-to-transplant, destination therapy and pediatric indications, we cannot assure you that we will obtain or maintain regulatory approvals or clearances in countries of the European Union or other foreign countries or that we will not have to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, if existing regulations are changed or modified, we cannot assure you that we will be able to comply with any such changes or modifications or that such changes or modifications will not result in significant costs in order to comply with such changes or modifications. Delays in receipt of approvals or clearances to market the DeBakey VAD in international countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a material adverse effect on our business, prospects, financial condition and results of operations. International sales also may be limited or disrupted by political instability, failure to receive adequate reimbursement, price controls, trade restrictions and the impositions of or changes in tariffs, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations. Collection of receivables from some foreign countries can be problematic. We cannot assure you that we will be able to successfully commercialize the DeBakey VAD in any international market.
If we are unable to obtain regulatory approval for marketing the DeBakey VAD for other indications, or for product enhancements to the DeBakey VAD, our growth prospects will be limited.
     Even though we have received CE Mark approval for the bridge-to-transplant, destination therapy and pediatric indications, and even if we receive a PMA from the FDA for such indications and we are successful in marketing the DeBakey VAD for such indications, we may be unable to expand our business as intended to address these markets. We have not received, and may never receive, regulatory approval for other indications such as bridge-to-recovery. Additional regulatory approvals will be required for us to conduct clinical trials to support the use of our DeBakey VAD and to commercialize the DeBakey VAD for such other indications. If we are unsuccessful in completing the required clinical trials and obtaining the necessary regulatory approvals to market the DeBakey VAD for expanded uses, our growth prospects will be limited. Even if we obtain the necessary regulatory approvals for other indications, we may fail to gain market acceptance for the DeBakey VAD for such other indications.
     We plan to make product enhancements to the DeBakey VAD system from time to time. Product enhancements require supplemental filings with and further approval from regulatory authorities, and may require additional clinical trials. The process of obtaining regulatory approval for a product enhancement may take a long period of time, and we cannot assure you that we ultimately will obtain approval for any product enhancement.
The DeBakey VAD may not receive approval for reimbursement by governments and other third-party payors.
     Sales of the DeBakey VAD will depend largely on the availability of adequate reimbursement from third-party payors such as governments and private insurers. Healthcare providers that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs associated with treatment. Medical devices incorporating new technologies, such as the DeBakey VAD, are closely examined by governments and private insurers to determine whether the device and associated medical procedures will be covered for reimbursement, and, if so, the level of reimbursement that will apply.
     Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of therapeutic products and by refusing in some cases to provide any coverage for uses of approved products for indications other than those for which their respective regulatory agencies (e.g., the FDA) have granted marketing approval. We cannot predict whether reimbursement for the DeBakey VAD will be sufficient from third-party payors to adequately compensate hospitals for DeBakey VAD implants. Failure to obtain such adequate reimbursement could influence selection of the DeBakey VAD for treatment and could have a material adverse effect on our business, financial condition and results of operations.
We are the sole manufacturer of the DeBakey VAD and have only one manufacturing facility, the loss of which would harm our revenues and damage our business.
     We currently produce the DeBakey VAD in our manufacturing facility located in Houston, Texas, which is the sole source for production of the DeBakey VAD. A natural disaster or other event that resulted in the destruction or loss of part or all of the manufacturing facility or a work stoppage or other employee issues that interrupted or stopped DeBakey VAD production would significantly harm our business and operations. Although we believe other manufacturing facilities could manufacture the DeBakey VAD in compliance with the FDA’s Quality System Regulation, we may not be able to find an alternate facility that could meet production requirements on short notice. Even if we find an alternate facility, production costs likely would increase, particularly if we need the DeBakey VAD produced on short notice.
We depend on suppliers to provide key materials and components of the DeBakey VAD, and any change in our relationship with our suppliers could prevent us from delivering the DeBakey VAD in a timely manner, reducing our future revenues or increasing our costs.
     We rely on third-party suppliers to provide key materials and components of the DeBakey VAD system, some of which are single source suppliers. Our reliance on these third-party suppliers subjects us to other risks that could harm our business, including:
•	suppliers could encounter manufacturing problems due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors;

•	suppliers often manufacture medical or other devices for a range of customers, and fluctuations in demand for the products those suppliers make for others may affect their ability to deliver components to us in a timely manner;

•	suppliers may encounter financial hardships unrelated to our demand for products, which could inhibit their ability to fulfill our orders and meet delivery requirements;

•	the suppliers may make errors in manufacturing materials and components that could negatively affect the efficacy or safety of the DeBakey VAD or cause delays in our shipment;

•	we may not be able to obtain adequate inventories of the materials and components we need in a timely manner or on commercially reasonable terms; and

•	we may have difficulty locating and qualifying alternative suppliers for these products.
Our ability to protect our intellectual property rights involves many complexities and uncertainties; commercialization of the DeBakey VAD could give rise to claims that our technology infringes on the rights of others.
     Our business depends significantly on our proprietary technology. We rely on a combination of patents, trademarks and confidentiality agreements and other contractual provisions to establish, maintain and protect our proprietary rights, all of which afford only limited protection. Our success will depend to a significant extent on our ability to obtain and maintain patent and trademark protection for the DeBakey VAD and related technologies, to preserve trade secrets and to operate without infringing the proprietary rights of others.
     We cannot assure you that we will obtain additional patents or that issued patents will provide substantial protection against competitors with similar technology or be of commercial benefit to us. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others.
     The medical device industry is characterized by a large number of patents and by frequent and substantial intellectual property litigation. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors might be free to use the subject matter covered by the patent, or the patent holder might license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to us or nonapproval of pending patent applications could create increased competition, with potentially material adverse effects on us and our business.
     We are potentially subject to claims and litigation from third parties claiming that our products or processes infringe their patent or other proprietary rights. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture, use or sell the affected product or process. Litigation, which could result in substantial cost to us, also may be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of the patents or proprietary rights of others. Any intellectual property litigation would be costly and could divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not prevent us from selling our products or materially and adversely affect our business, financial condition and results of operations. If any such claims are asserted against us, we may seek to enter into a royalty or licensing arrangement. We cannot assure you that a license will be available on commercially reasonable terms, or at all.
     We also rely on unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our right to unpatented trade secrets.
If the rights to technology that we have licensed terminate, our commercialization efforts could be delayed or fail.
     Fundamental elements of the DeBakey VAD technology have been licensed from NASA and Baylor College of Medicine. We have worldwide rights to that technology, but these exclusive rights will terminate on the expiration of the licensed patent relating to the technology or final abandonment of any pending patent application. The licensed patent relating to the technology does not expire before 2013. Additionally, our exclusive rights may be terminated if we breach the terms of the license agreements and fail to cure the breach.
     Termination of our agreements with NASA or Baylor College of Medicine could delay or suspend our overall commercialization efforts. The failure to maintain the right to license such technology could require us to cease providing products or services using such licensed technology and, therefore, would likely result in loss of revenue for our business.
We may be subject to claims of trademark infringement, which may harm our business.
     We may be subject to legal proceedings alleging claims of trademark infringement in the future. We have recently become aware that other parties are utilizing the “Micromed” mark, or other marks that incorporate the letters “Micromed,” and those parties may have rights to such mark that are superior to those of us. In this event, we may be required to stop using the name in particular markets or to obtain a license from these parties to use it in such markets. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business.
Product liability claims in excess of our insurance coverage could adversely affect our business, financial condition and results of operations.
     The research, development and commercialization of medical devices entails significant product liability risks. The use of the DeBakey VAD in clinical trials and our commercial sale may expose us to liability claims. These claims might be made directly by consumers, healthcare providers or persons selling the device. We currently maintain product liability insurance in an aggregate amount of $20 million; however, we cannot assure you that we will be able to maintain such insurance on acceptable terms or that such insurance will be sufficient to protect us against potential claims or that insurance will be available in the future in amounts sufficient to protect us. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could result in substantial costs to us, divert management attention from our operations and generate adverse publicity. This could harm our reputation, result in a decline in revenues and increase expenses.
We may be unable to scale our operations successfully.
     Our plan is to grow rapidly. Our growth will place significant demands on our management and manufacturing capacity, as well as our financial, administrative and other resources. We cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of the DeBakey VAD or other operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.
We depend on certain key executive personnel and other key scientific and managerial personnel for our success, the loss of whom could adversely affect our business, financial condition and results of operations.
     Our success depends on the continued availability and contributions of members of our scientific and senior management teams and other key personnel. The loss of services of any of these persons could delay or reduce our product development and commercialization efforts. Furthermore, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. The loss of members of our management team, key clinical advisors or scientific personnel, or our inability to attract or retain other qualified personnel or advisors, could significant weaken our management, harm our ability to compete effectively and harm our business.
Our future capital needs are uncertain. We will need to raise additional funds in the future and these funds may not be available on acceptable terms or at all.
     We completed the Private Placement, including the conversion of approximately $4.5 million of convertible notes issued in connection with the 2004 and 2005 Bridge Loans, prior to the closing of the Merger. Thus, we believe that we will have sufficient cash and cash equivalents to meet projected operating requirements for at least through the end of 2005. We cannot be certain that additional capital will be available on favorable terms, or at all. Any subsequent equity financing could result in dilution to your share holdings. If adequate funds are unavailable, we may be required to scale back or discontinue our product development program or clinical trials, or obtain funds through strategic alliances that may require us to relinquish rights to certain of our technologies.
Our non-U.S. sales present special risks.
     During the years ended December 31, 2004 and 2003, sales originating outside the U.S. and U.S. export sales accounted for approximately 29% and 30%, respectively, of MicroMed Technology’s total revenues. We anticipate that sales outside the U.S. will continue to account for a significant percentage of our product sales and we intend to continue to expand our presence in international markets. Non-U.S. sales are subject to a number of special risks. For example:
•	products may be sold a lower price outside the United States;

•	competitors provide products for no charge during clinical trials;

•	sales agreements may be difficult to enforce;

•	receivables may be difficult to collect through a foreign country’s legal system;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	U.S. export licenses may be difficult to obtain;

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	terrorist activity may interrupt distribution channels or adversely impact customers or employees; and

•	fluctuations in exchange rates may affect product demand and adversely affect the profitability, in U.S. dollars, of products sold in foreign markets where payments are made in local currencies.
     Any of these events could harm our operations or operating results.
Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission regulations, are creating uncertainty for public companies. Following the Merger, our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.
RISKS RELATED TO CAPITAL STRUCTURE
There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market.
     Although our common stock is listed on the OTC Bulletin Board, it has only recently traded and is very thinly traded. As such, a regular trading market for the securities does not yet exist and may not exist or be sustained in the future. The NASD has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD’s automated quotation system (the “NASDAQ Stock Market”). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our common stock will be influenced by a number of factors, including:
•	the issuance of new equity securities pursuant to the Merger, or a future offering;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the medical device industry generally; and

•	general economic and other national conditions.
Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.
     We are obligated to file this registration statement with the Securities and Exchange Commission within 30 days from the closing of the Private Placement to cover the subsequent resale by investors of shares of common stock. In addition, 1,500,000 shares of our common stock are freely tradeable without restriction or the requirement for further registration under the Securities Act or 1933, as amended. Also, the former stockholders of MicroMed Technology who received shares of our stock in the Merger will be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), commencing one year after the Merger, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.
Our common stock is considered a “penny stock” and may be difficult to sell.
     Our common stock is considered to be a “penny stock” since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.
     Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.
     Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Our principal stockholders have significant influence over our company.
     Charterhouse Equity Partners II, L.P., Oxford Bioscience Partners, SV Life Sciences, Essex Woodlands Health Ventures and Mitsui & Co. Venture Partners, and their respective affiliates, beneficially own, in the aggregate, over 50% of our outstanding voting stock. As a result, these stockholders possess significant influence, giving them the ability, among other things, to elect a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.
If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.
     Our internal control over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.
Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.
     Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of our assessment by our independent registered public accountants. On March 2, 2005, the SEC extended the compliance dates for non-accelerated filers, as defined by the SEC, by one year. Accordingly, we believe that this requirement will first apply to our annual report for fiscal 2006. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.
We do not foresee paying cash dividends in the foreseeable future.
     We have not paid cash dividends on our stock and does not plan to pay cash dividends on our common stock in the foreseeable future.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements include certain projections and business trends that are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “shall,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “possible,” “probable,” “intend,” “continue” and variations of these words or comparable words. The forward- looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

     These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:
•	MicroMed Technology’s history of operating losses;

•	Market acceptance of the DeBakey VAD;

•	The uncertainty of FDA and other government regulatory requirements may have a material adverse effect on our ability to commercialize the DeBakey VAD;

•	The degree and nature of our competition;

•	Our ability to employ and retain qualified employees;

•	The limited trading market for our common stock; and

•	The other factors referenced in this prospectus, including, without limitation, under the section entitled “Risk Factors.”
     The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guarantee that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
No Public Market for Common Stock
     Our shares are listed on the OTC Bulletin Board under the symbol “MMCV” and began trading on August 23, 2005. On August 23, 2005, the closing sale price for our common stock was $3.50 per share.
Holders of Our Common Stock
     As of the date of this registration statement, we have approximately 147 registered shareholders.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders. We will pay all the expenses incurred in connection with obtaining an effective registration statement with the SEC. The selling shareholders will pay any commissions or other selling expenses incurred in connection with a sale of their shares.
     The estimate costs of the offering that will be paid by us are as follows:

SEC registration fee	$3,338
Transfer Agent Fees	$1,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$50,000
Miscellaneous	$25,662

Total	$100,000

DIVIDEND POLICY
     We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.
SUMMARY FINANCIAL INFORMATION
     The following gives a summary of Salmon’s balance sheet data as of November 30, 2004 and 2003 and May 31, 2005 and its statements of operations data for the years ended November 30, 2004 and 2003 and the six months ended May 31, 2005 and 2004. The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein.

			Six Months	Six Months
	Year ended	Year ended	ended	ended
	November 30,	November 30,	May 31,	May 31,
Statement of Operations Data:	2004	2003	2005	2004
Revenue	$0	$0	$0	$0
Net loss	$(26,601)	$(10,571)	$(4,079)	$(11,680)
Net loss per share	$0	$0	$0	$0

	November 30,	November 30,	May 31,
Balance Sheet Data:	2004	2003	2005
Total assets	$4,426	$14,429	$0
Total liabilities	$16,598	$0	$10,000
Total stockholders’ equity	$(12,172)	$(14,429)	$(10,000)
     The following gives a summary of the most recent balance sheet data of MicroMed as of December 31, 2004 and 2003 and June 30, 2005 and the statements of operations data of MicroMed for the years ended December 31, 2004 and 2003 and the six months ended June 30, 2005 and 2004. The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein.

	Year ended	Year ended	Six Months ended	Six Months ended
	December 31,	December 31,	June 30,	June 30,
Statement of Operations Data :	2004	2003	2005	2004
		(Restated) (1)
Revenue	$5,936,188	$6,701,990	$3,455,337	$3,329,209
Net loss	$(8,939,596)	$(6,155,130)	$(4,762,455)	$(4,194,400)
Net loss available to common stockholders (2)	$(14,255,988)	$(11,445,248)	$(7,400,657)	$(6,842,596)
Net loss per share available to common stockholders – basic and diluted	$(918.32)	$(737.36)	$(476.72)	$(440.78)

	December 31,	December 31,	June 30,
Consolidated Balance Sheet Data :	2004	2003	2005
Total assets	$6,367,481	$10,825,755	$5,889,221
Redeemable convertible preferred stock	$72,080,894	$66,764,502	$74,719,096
Total liabilities	$6,623,799	$2,195,827	$10,907,994
Total stockholders’ deficit	$(72,337,212)	$(58,134,574)	$(79,737,869)
(1) The statement of operations of MicroMed Technology for the year ended December 31, 2003 has been restated to reflect preferred stock dividends and accretion as a component of Net loss available to common stockholders. See Note 2 of the MicroMed Technology financial statements.
(2) Net loss available to common stockholders for the years ended December 31, 2004 and 2003 and six months ended June 30, 2005 and 2004 includes accrued preferred stock dividends and accretion of $5,316,392, $5,290,118, $2,638,202 and $2,648,196, respectively.

PRO FORMA FINANCIAL INFORMATION
     The following unaudited pro forma consolidated financial statements give effect to the Merger and the Private Placement and is based on the estimates and assumptions set forth herein and in the notes to such statements. The transaction is being treated as a reverse acquisition and a recapitalization. MicroMed Technology is the acquirer for accounting purposes. The pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the acquisition been effected on the dates indicated or the results which may be obtained in the future.
     The unaudited pro forma balance sheet information as of June 30, 2005 was derived from the unaudited balance sheet information of MicroMed Technology as of that date and the unaudited balance sheet information of Salmon as of May 31, 2005. The unaudited pro forma statement of operations information for the twelve months ended December 31, 2004 was derived from the audited statement of operations for MicroMed Technology for the twelve month period then ended and the audited statement of operations information for Salmon for the twelve month period ended November 30, 2004. Neither Salmon nor MicroMed Technology assumes any responsibility for the accuracy or completeness of the information provided by the other party. The unaudited pro forma statement of operations information for the six months ended June 30, 2005 was derived from the unaudited statement of operations for MicroMed Technology for the six-month period then ended and Salmon’s unaudited statement of operations information for the six-month period ended May 31, 2005.
     The following unaudited pro forma consolidating balance sheet as of June 30, 2005 gives effect to the transaction as if it had occurred on June 30, 2005. The following unaudited pro forma consolidating statement of operations for the year ended December 31, 2004 gives effect to the transaction as if it had occurred on January 1, 2004. The following unaudited pro forma consolidating statement of operations for the six months ended June 30, 2005 gives effect to the transaction as if it had occurred on January 1, 2005.
     The pro forma balance sheets and operating data presented are not necessarily indicative of the results that actually would have occurred if the Merger had been completed on the assumed date nor are the statements necessarily indicative of future combined financial position or earnings. The data presented should be read in conjunction with the financial statements of MicroMed Technology included herein.
Proforma Balance Sheet Data (Unaudited)

	Micromed	Salmon			MicroMed
	Technology, Inc.	Express, Inc.			Technology, Inc.
	June 30,	May 31,	Pro Forma	Note	Pro Forma
	2005	2005	Adjustments	Reference	Consolidated
Assets
Current assets:
Cash and cash equivalents	$414,824	$—	$4,551,683	3	$4,966,507
Accounts receivable	1,335,982	—	—		1,335,982
Inventory	3,015,394	—	—		3,015,394
Prepaids and other assets	433,785	—	—		433,785

Total current assets	5,199,985	—	4,551,683		9,751,668
Property and equipment, net	628,623	—	—		628,623
Other assets	60,613	—	—		60,613

Total assets	$5,889,221	$—	$4,551,683		$10,440,904

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$2,073,486	—	—		$2,073,486
Accrued liabilities	1,479,036	6,251	(6,251)	1	1,479,036
Deferred income	191,000	—	—		191,000
Notes payable	927,945	—	—		927,945
Current portion of long-term debt	952,437	—	—		952,437
Bridge loans with	4,500,000	10,000	(10,000)	1	—
stockholders			(4,500,000)	2

Total current liabilities	10,123,904	16,251	(4,516,251)		5,623,904
Long-term debt	784,090	—	—		784,090
Redeemable convertible preferred stock	74,719,096	—	(74,719,096)	2	—
Stockholders’ (deficit) equity:
Common stock	5,093	15,040	9,367	2	18,612
	—	—	(15,040)	1
	—	—	4,152	3
Additional paid-in capital	—	9,960	79,209,729	2	83,757,260
			(9,960)	1
			4,547,531	3

	Micromed	Salmon			MicroMed
	Technology, Inc.	Express, Inc.			Technology, Inc.
	June 30,	May 31,	Pro Forma	Note	Pro Forma
	2005	2005	Adjustments	Reference	Consolidated
Deficit accumulated during the development stage	(79,742,962)	(41,251)	41,251	1	(79,742,962)

Total stockholders’ (deficit) equity	(79,737,869)	(16,251)	83,787,030		4,032,910

Total liabilities and stockholders’ (deficit) equity	$5,889,221	$—	$4,551,683		$10,440,904

Proforma Consolidating Statement of Operations (Unaudited)

	Micromed	Salmon			MicroMed
	Technology, Inc.	Express, Inc.			Technology, Inc.
	For the six months	For the six months
	ended June 30,	ended May 31,	Pro Forma	Adjustment	Pro Forma
	2005	2005	Adjustments	Number	Consolidated
Revenues:
International product sales	$991,976	$—	$—		$991,976
Clinical reimbursements	2,463,361	—	—		2,463,361

Total revenue	3,455,337	—	—		3,455,337

Operating expenses:
Research and development	6,149,855	823		5	6,150,678
General and administrative	1,751,262	3,256	—	5	1,754,518

Total operating expenses	7,901,117	4,079	—		7,905,196
Loss from operations	(4,445,780)	(4,079)	—		(4,449,859)

Interest and other income (expense)	(18,525)	—	—		(18,525)
Interest expense	(298,150)	—	—		(298,150)

Net loss	(4,762,455)	(4,079)	—		(4,766,534)

Convertible preferred stock dividends and accretion	(2,638,202)	—	(2,638,202)	2	—

Net loss available for common stockholders	$(7,400,657)	$(4,079)	$(2,638,202)		$(4,766,534)

Basic and diluted net loss available to common stockholders	$(476.72)			4	$(0.26)

Weighted average common shares outstanding	15,524				18,513,145

	Micromed	Salmon			MicroMed
	Technology, Inc.	Express, Inc.			Technology, Inc.
	For the twelve	For the twelve
	months ended	months ended
	December 31,	November 30,	Pro Forma	Note	Pro Forma
	2004	2005	Adjustments	Reference	Consolidated
Revenues:
International product sales	$1,717,477	$—	$—		$1,717,477
Clinical reimbursements	4,218,711	—	—		4,218,711

Total revenue	5,936,188	—	—		5,936,188

Operating expenses:
Research and development	12,263,871	16,304			12,280,175
General and administrative	2,505,185	10,297	—		2,515,482

Total operating expenses	14,769,056	26,601	—	3,5	14,795,657

Loss from operations	(8,832,868)	(26,601)	—		(8,859,469)
Interest income	71,306	—	—		71,306
Interest expense	(178,034)	—	—		(178,034)

Net loss	(8,939,596)	(26,601)	—		(8,966,197)

Convertible preferred stock dividends and accretion	(5,316,392)	—	(5,316,392)	2	—

Net loss available for common stockholders	(14,255,988)	$(26,601)	$(5,316,392)		$(8,966,197)

Basic and diluted net loss available to common stockholders	$(918.32)				$(0.48)

Weighted average common shares outstanding	15,524			4	18,513,145

     The adjustments related to the unaudited pro forma consolidating balance sheet are computed assuming the acquisition of MicroMed Technology by Salmon was consummated on June 30, 2005. The adjustments related to the unaudited pro forma consolidating statement of operations for the six months ended June 30, 2005 and the year ended December 31, 2004 are computed assuming the acquisition was consummated at January 1, 2005 and January 1, 2004, respectively.

Note 1
     In connection with the acquisition by Salmon, MicroMed Technology did not assume any assets or liabilities of Salmon and, in connection with the merger, as consideration for the cancellation of shares by Mr. Smith, Salmon will distribute its assets held prior to the Merger to Mr. Smith. Accordingly, Adjustment 1 reflects the distribution of accrued liabilities and notes payable of $16,251 to Mr. Smith. The capital structure of Salmon was converted to the structure of MicroMed.
Note 2
     Adjustment 2 reflects the recapitalization of Salmon and MicroMed Technology as a result of the Merger, which includes the following adjustments:
•	The effects of the 1-for-3.3528 reverse stock split by Salmon to be effected immediately preceding the Merger;

•	The cancellation of 10,010,800 shares of common stock held by Mr. Smith;

•	The conversion of all MicroMed preferred stock to common stock prior to the Merger;

•	The cancellation of convertible preferred stock dividends and accretion. Amounts by class of redeemable convertible preferred stock cancelled are:

December 31, 2004

Series A	$497,199
Series B	$909,955
Series C	$1,744,683
Series D	$2,164,556

$5,316,392

June 30, 2005

Series A	$248,599
Series B	$454,978
Series C	$863,667
Series D	$1,070,958

$2,638,202

•	The issuance of 12,960,000 shares of common stock to the stockholders of MicroMed Technology in exchange for the issued and outstanding common and preferred stock of MicroMed Technology and upon conversion of the 2004 and 2005 Bridge Loans.
Note 3
     Adjustment 3 reflects the Private Placement, which includes the following adjustments:
•	The sale of 3,753,145 shares of common stock at $1.33 per share, net of offering costs.

•	The issuance of 300,000 shares to Hunter as the placement agent.

•	The issuance of 2,551,887 warrants at the fair value of the warrants.
Note 4
     The following is a reconciliation of MicroMed’s weighted average shares outstanding from an historical basis to a pro forma basis at June 30, 2005 and December 31, 2004.

Weighted average common shares outstanding — historical	15,524
Add:
Redeemable convertible preferred stock:
Series A	11,673,820	(a)

Series B	47,924,359	(a)
Series C	111,831,846	(a)
Series D	1,085,774,873	(a)

	1,257,204,898
Shares issuable upon conversion of 2004 and 2005 Bridge Loan	2,989,653,013

	4,246,873,435

Deduct:
Affect of reverse stock split (b)	(4,233,913,435)

Subtotal	12,960,000
Issuance of shares to existing Salmon stockholders (c)	1,500,000
Shares sold in connection with the Private Placement	3,753,145
Shares issued to Hunter (d)	300,000

Weighted average common shares outstanding — pro forma	18,513,145

(a) After giving affect to conversion at a ratio of 11.67-for-1, 23.96-for-1, 31.79-for-1 and 236.40-for-1, respectively.
(b) Gives affect to the 1-for-328.08 reverse stock split of MicroMed’s common stock upon closing of the reverse merger.
(c) Represents the shares issued at the time of the closing of the merger to existing Salmon stockholders.
(d) Shares issued to Hunter as the placement agent.
Note 5
     MicroMed Technology’s results of operations would include an estimated $713,000 of stock compensation expense attributable to 540,500 options, at an exercise price of $0.01, that were granted at the time of the recapitalization of Salmon and MicroMed Technology to employees and officers of MicroMed Technology, had the Merger taken place on January 1, 2004 or January 1, 2005.

DESCRIPTION OF BUSINESS
Business Overview
     We are a medical device company focused on the development of a miniaturized heart pump or VAD known as the DeBakey VAD. The DeBakey VAD is a small (1 inch x 3 inches) auxiliary pump that can provide increased blood flow from the left ventricle of the heart throughout the body for patients whose hearts are diseased and unable to maintain adequate blood flow to sustain their lives. In 1988, famed heart surgeon Dr. Michael E. DeBakey, Dr. George P. Noon and NASA began joint research and development of the DeBakey VAD using NASA-developed technology.
     In November 1998, we received approval to begin clinical trials using the DeBakey VAD in Germany with subsequent clinical trial approvals in France, Austria, Italy and Switzerland. We received CE Mark approval in April 2001 and began marketing in Europe and select other international markets. In the U.S., we are involved in pivotal Phase III trials for bridge-to-transplant and destination therapy indications.
Market Opportunity
Mechanical Circulatory Support: Ventricular Assist Devices
     Studies suggest that mechanical circulatory assistance may be the most practical alternative to drug treatments for heart failure today and useful as an alternative to or in combination with drug therapy.
     The most widely used form of mechanical circulatory assistance is a VAD. These devices aid the failing heart by mechanically rerouting blood flow using a pump. The basic characteristics of VADs are as follows:
•	a ventricle assist pump, which is typically implanted inside the body;

•	a portable power source for the pump located external to the body to maximize patient mobility; and

•	tubing or cable with wires connecting the implanted pump with the external power source.
     These implantable heart pumps have been demonstrated effective in supporting blood circulation in patients with failing hearts, reversing end-organ dysfunction and giving them a much improved quality of life as they await donor hearts. Approximately 9,000 patients worldwide have been supported by currently marketed VADs while awaiting transplant, many for more than two years.
     We believe the advantages of VADs over heart transplantation and other late-stage heart-failure therapies are as follows:
•	Natural Heart is Not Removed. Unlike heart transplants or total artificial heart systems, VADs leave the natural heart intact and assist it by pumping blood from the apex of the left ventricle up to the ascending aorta thereby providing sufficient blood flow to maintain life. This approach provides the advantage of leaving in place the biologic control mechanisms of the natural heart. In some cases it has been noted in clinical observations that VADs have permitted recovery of natural heart function to the point where the VAD was removed and the patient no longer needed a transplant.

•	Readily Available Supply. As a manufactured device, a VAD is readily available when needed, including on an emergency basis, to treat end-stage heart failure patients. Unlike heart transplant patients who must wait for a donor heart, patients can immediately receive a VAD implant whenever a physician deems it appropriate.

•	Reduced Hospitalization. VAD patients are expected to be discharged from the hospital after a relatively short recovery period estimated to be a few weeks, thus reducing healthcare costs.

•	Reduction in Medication Use. Unlike heart transplants, VADs do not cause rejection responses; therefore, VAD patients are not expected to need the administration of immunosuppressive drugs required by heart transplant patients.

•	Improved Patient Health over Pharmacological Therapies. After VAD implantation, blood circulation throughout the body improves and patients experience improved levels of health and activity. This often leads to improvements in the functions of other organs, and in some cases, improvement in the overall function of the natural heart being assisted by a VAD. Drug therapy delays the progression of the disease, whereas VADs maintain the natural pumping of the heart. This restoration of more normal physiology also makes patients better candidates for a heart transplant should one be required.
VAD Market Opportunity
     Current Indications
     Bridge-to-Transplant. Currently marketed VADs are FDA approved for use by Class IV, end-stage heart failure patients waiting for a heart transplant, otherwise known as bridge-to-transplant. Presently, most patients suffering from chronic, end-stage heart disease (certain Class IV patients) have no options other than a heart transplant or death. Heart transplantation is an expensive process and is severely limited by a lack of donor hearts. The AHA estimates that in the U.S., there are approximately 2,200 donor hearts available annually, while there are an estimated 70,000 — 100,000 people annually who need a heart transplant. VADs have proven to be effective as a bridge-to-heart transplantation. VADs can extend patients’ lives and restore moribund patients to a more normal physiological state, making them much better candidates for heart transplantation.
     Destination Therapy Alternative to Transplant. Recent studies demonstrate that VADs may provide effective circulatory support for extended periods of time (> 2 years) in patients who have severe heart failure but who do not qualify for a heart transplant. This use of VADs, termed “destination therapy,” was approved by the FDA in late 2002. Dr. Eric Rose, the principal investigator for our DELTA DT trial, was also principal investigator for the REMATCH trial. In October 2003, the Center for Medicare and Medicaid Services (“CMS”) announced that Medicare would begin to provide coverage of VADs used for this indication under DRG 525. We recently obtained approval for the use of the DeBakey VAD as destination therapy in Europe and are conducting a randomized pivotal clinical trial of the DeBakey VAD as destination therapy in the U.S., the first step toward U.S. market approval for that indication.
     Pediatric Use. The FDA granted permission to us to market the DeBakey VAD Child for pediatric use in the U.S. in the first quarter of 2004. The U.S. approval was pursuant to a Humanitarian Device Exemption (“HDE”). We also recently received expanded European CE Mark approval to use the DeBakey VAD Child for pediatric use in the second quarter of 2004. The term “CE Mark” is derived from the French expression “Conformite Europeene,” which means “European Conformity.” The CE Mark represents approval to market the product in the European Community). Currently marketed pulsatile VADs are limited in use to 1.5m(2) Body Surface Area, or BSA, a standard measurement of patient size. Under the approved HDE, we can implant patients as small as 0.7m(2) BSA (5- to 16-year-old patients).
     Other Alternatives. Besides the three current indications of our product, there are several other alternatives available to patients: heart transplantation, optimal medical therapy and the total artificial heart. Heart transplantation is advantageous for patients with end-stage heart failure because it has the highest and longest survival rate. Currently, it remains the treatment of choice for those eligible for transplantation with end-stage heart failure. However, there are approximately one hundred thousand patients with late stage heart failure and only approximately two thousand hearts per year available through donation for transplantation. Therefore for those who do not make the top of the transplantation list and obtain one of the only two thousand hearts available, ventricular assist devices and totally artificial hearts are the only viable options, since optimal medical therapy still has mortality approaching 100%. The totally artificial heart has the theoretical advantage of removing a heart which may be susceptible to arrhythmia and mural thrombus, but the totally artificial heart represents a totally irretrievable treatment. No totally artificial hearts are approved for destination therapy. Implementations of the totally artificial heart to date have been quite limited, even as bridge to transplant. Furthermore, the current totally artificial hearts are large and usable only in a relatively small group of patients.
     Future Indications
     Bridge-to-Recovery. With regard to expanding VAD use for bridge-to-recovery, human studies conducted by researchers at Royal Brompton in the United Kingdom, Temple University and the German Heart Institute in Berlin indicate that VADs could be useful as a means of promoting recovery of weakened heart muscles, either alone or in combination with other myogenic agents. Preliminary data from these studies suggest that a significant number of the Class III heart patients in the U.S. could use the device as a bridge-to-recovery of heart function, possibly allowing heart muscle cells to repair themselves such that the heart remodels and recovers nearly normal function. The improved blood flow and organ function obtained through use of a VAD could delay or may even prevent progression of these patients to Class IV status.
Product
The DeBakey VAD System — Comprehensive Next-Generation VAD Technology Overview
     We have developed the miniaturized DeBakey VAD, which we believe physicians, surgeons and patients will favor over currently marketed pulsatile VADs, as it is well suited for broader and long-term VAD use. Due to its next-generation, NASA-designed characteristics, we believe the DeBakey VAD will ease and shorten the time of VAD implantation for the physician and patient, significantly decrease the risk of infection to the patient, and together with the complete DeBakey VAD system, significantly improve patient quality of life. After recovery from the implant procedure, many patients are able to return home and to resume normal activities such as exercise, and in some cases patients have returned to work. In addition, we believe that the DeBakey VAD system offers these benefits without sacrificing any of the recognized clinical efficacies of currently marketed VADs and at a price below that of currently marketed pulsatile VADs.
     The titanium, electromagnetically actuated axial flow pump, a pump in which the blood flow pathway is in line and flows continuously, can pump in excess of 10 liters per minute, is 1.2 inches (30.5 mm) in diameter, 3.0 inches (76.2 mm) long, and weighs less than 4 ounces (93 g). The pump assembly consists of a titanium inflow cannula (a tube that is inserted into the apex of the heart residing within the left ventricle providing inflow to the pump) and an apical sewing ring (a Dacron ring which is sewn to the apex of the heart and used to secure the VAD to the apex of the heart), the DeBakey VAD pump, a flow probe, a Dacron (R) outflow conduit graft (a woven graft which is used to connect the pump to the outflow and is attached to the ascending aorta), and a percutaneous cable assembly with controller connector. Inside the housing unit is the inducer/impeller, which is the only moving part. Connected to the flow tube is a curved titanium inflow cannula that is inserted into the apex of the left ventricle. A Dacron woven sealed outflow conduit is connected to the pump and sutured to the aorta. An ultrasonic flow probe placed around the outflow conduit continually measures blood flow rate through the pump. The wiring from the pump’s flow probe and the motor are coated and bundled into a single cable assembly that is enclosed in an outer polymer shell covered by Dacron velour, which exits the skin just above the right iliac crest and connects to the external controller system. Blood is pumped from the left ventricle into the inflow cannula, through the inducer/impeller, then out through the Dacron outflow conduit and into the ascending aorta. This axial flow pump provides continuous flow; however, flow pulsatility does occur in most patients, as a consequence of the patient’s native cardiac contractility. Particular design characteristics include:
•	miniaturized size (approximately 1/10th the size of the currently marketed pulsatile VADs);

•	light weight (less than 4 ounces versus over 2 pounds for currently marketed, fully implantable pulsatile VADs);

•	hemolysis minimizing design by NASA so that damage to red cells, evidenced by hemolysis, is minimized from the mechanical action of the pump on the blood cells;

•	virtually silent compared to the audible noise of currently marketed pulsatile VADs;

•	only one moving part; and

•	eliminates pump-life limiting valves; currently approved VADs have mechanical valves both at the inflow and outflow of the device to provide uni-directional flow necessary for perfusion, but this leads to a substantial failure rate due to the high flows, high pressures, and the high rate of the upstroke encountered in the pulsatile devices.
     We believe these specific design characteristics will lead to the following advantages over currently marketed pulsatile VADs currently on the market:

•	The miniaturization and light weight of the DeBakey VAD offer the potential for less invasive applications. We believe that patients using the DeBakey VAD experience less trauma and device-related infection than patients using currently marketed, fully implantable pulsatile VADs as a result of the shortened duration of the implant procedure, the small size of the device, less displacement of nearby organs and a smaller percutaneous cable that contains the lines from the pump and flow probe to the outside of the body through the skin; this cable allows delivery of power and a means to monitor the device and is small, pliable, and covered in Dacron to improve growth and incorporation into the tissues and to limit the potential for infection.

•	In addition to the current market opportunity, because of the size of the DeBakey VAD, we expect to be able to penetrate a substantial portion of the market for smaller women and children. Up to now, these patients generally have not been implanted with VADs due to the larger size of currently marketed pulsatile VADs. (HeartMate and Novacor require a minimum 1.5m 2 BSA, versus as low as BSA of 0.7m(2) for the DeBakey VAD Child, in children from 5 to 16 years old.) Moreover, we believe the specific design attributes of our DeBakey VAD make it well suited for broader clinical indications such as destination therapy, bridge-to-recovery and pediatric use.
     The adverse effects sometimes witnessed in DeBakey VAD patients are similar to those seen with other VADs. These include strokes, transient ischemic attacks, infections and the bleeding effect of anticoagulation drugs. The incidence of these effects are anticipated to be similar and within the range or lower than those with other devices and are monitored through the clinical trial through a data safety monitoring board. The Data Safety Monitoring Board concluded that the trial should continue.
DeBakey VAD System
     The DeBakey VAD system includes the DeBakey VAD, the Data Acquisition System, the Patient Home Support System, the DeBakey VAD Controller, the VADPAK and VAD system accessories. We believe the DeBakey VAD system design provides patients with greater range of motion than the current market leading VADs.
     Data Acquisition System. Clinicians use the DeBakey VAD Data Acquisition System (“DAS”) during surgery and while the patient is in intensive care. However, when the patients move out of intensive care or when they leave the hospital, the patient can plug in to the DAS occasionally to allow clinicians to adjust the speed of the pump and review all pump and patient parameters.
     Patient Home Support System. The Patient Home Support System is designed to provide primary power to the DeBakey VAD after surgery and recovery during evening hours. In addition to providing power, it serves as a battery backup and charges up to four batteries simultaneously. We designed the Patient Home Support System to allow the DeBakey VAD patient, whether in the hospital or at home, to sleep or rest without concern about discharging batteries while tethered to the unit. The Patient Home Support System also charges batteries for use with the DeBakey VAD Controller and VADPAK, which should offer the patient improved physical mobility. The Patient Home Support System is approximately the size of a small portable cooler, weighs approximately 10 pounds and is equipped with an eight-foot power tether cable that connects to the DeBakey VAD Controller. The Patient Home Support System will provide continuous power during times when the DeBakey VAD is not operating on batteries. We adopted this “home use” design to provide ergonomic benefits and cost savings to patients using the DeBakey VAD system over competitive products.
     DeBakey VAD Controller and VADPAK. The DeBakey VAD Controller and two batteries are housed in the VADPAK. Together the VADPAK, the Controller and batteries weigh just over five pounds, helping to provide patient mobility and the ability to engage in most normal, everyday activities. The DeBakey VAD Controller operates the DeBakey VAD and displays key operating information about the pump, including flow rate, power usage and remaining battery life. Each battery will power the DeBakey VAD for approximately three to four hours, giving a combined battery time of approximately five to eight hours. The DeBakey VAD Controller always uses the battery with the lower charge, thus preserving the battery with the highest charge. The DeBakey VAD system includes extra batteries and a separate recharger (in addition to the recharger in the Patient Home Support System) that will completely charge a battery in approximately 75 minutes.
     We anticipate that the commercial selling price for the DeBakey VAD system in the U.S. will be substantially less than the cost of competitive products currently on the market.

Business Direction
     Our mission is to be a leader in CHF therapy. Principal elements of our strategy to achieve this are as follows:
•	Continue commercialization of the DeBakey VAD in Europe and select other international markets. We received CE Mark approval for the bridge-to-transplant indication in April 2001 and is currently selling products in Germany, Austria, Switzerland, France, Italy, Turkey and Singapore. Because the prescribers, purchasers and end users of the DeBakey VAD are highly concentrated (relatively few sites perform most of these complex procedures), we believe we will be able to expand market penetration with the DeBakey VAD without an extensive sales and marketing organization through limited direct sales and the use of distributors in selected countries. We have established a strong distributor network to support sales and marketing in various international markets.

•	Leverage relationships to enhance clinical acceptance of the DeBakey VAD. We intend to leverage our relationships among European clinical trial investigators, Dr. DeBakey, Dr. Rose, Dr. Noon and our investigators in the U.S. clinical trials with cardiologists and cardiac surgeons in other major international heart centers to promote the use of the DeBakey VAD in high-volume transplant centers around the world. We intend to augment this effort with a highly focused direct sales and marketing team, including members of senior management.

•	Launch DeBakey VAD Child for immediate revenue opportunity. We received approval to begin marketing the DeBakey VAD Child device in the U.S. in March 2004 and in the E.U. in June 2004 and have begun market roll out.

•	Complete U.S. Multi-Center Phase III/Pivotal Bridge-to-Transplant Clinical Trial. We initiated the pivotal phase of our US Bridge to Transplant trial under the current protocol in April 2003. As of December 31, 2004, we have implanted 49 patients in the BTT study that we intend to submit in our PMA application (29 of which were done in the pilot and feasibility phases of the study and may not be includable in the FDA analysis of the pivotal phase results). The study design compares the results of non-randomized implants of the DeBakey VAD to literature controls (published results) for the HeartMate XVE device. The overall results of our bridge to transplant (“BTT”) trial to date have resulted in lower than expected survival to transplant percentages. We now believe that it is likely that we will not meet the performance goal survival rate for the patients in this trial. This is likely to substantially increase the time required to obtain FDA approval and the time when the we would expect to generate revenues from commercial sales of the DeBakey VAD.

•	Complete U.S. Multi-Center Phase III/Pivotal Destination Therapy Clinical Trial. We received approval to initiate the pivotal phase of our U.S. destination therapy clinical trial and began initial implants in the fourth quarter of 2004. The study design is a randomized, dual arm comparison against a single control (HeartMate XVE). We anticipate implanting 240 DeBakey VAD patients and 120 HeartMate patients (2:1 ratio) in up to 40 sites. Upon completion of this clinical trial, we intend to submit the data to the FDA for PMA approval. To date, we have only enrolled 8 patients to date in our Destination Therapy trial and believe that we need to redesign the structure of the trial to accommodate a shorter PMA pathway. Under the current design of our Destination Therapy trial (360 patients on a 2:1 randomization against the HeartMate XVE), we originally anticipated completing enrollment between late 2008 to late 2010, which we believed would result in PMA approval between early 2010 to early 2012. We are presently in discussions with our clinical consultants to develop the specific new clinical trial parameters and protocols for the Destination Therapy trial which we intend to request from the FDA. However, there is no assurance that we will be able to convince the FDA to accept these changes.

•	Expand clinical indications for the DeBakey VAD to include small adult patients. There is currently an unmet need for a VAD that can be implanted in small adults, such as small female patients with body surface areas (“BSA”) of less than 1.5 m(2). Current FDA approved devices are only indicated for patients with a BSA greater than or equal to 1.5 m(2).

•	Expand clinical indications for the DeBakey VAD to include bridge-to-recovery indication. The cardiology community is increasingly advocating the importance of mechanical circulatory assistance for a broader subset of heart failure patients than just the bridge-to-transplant and destination therapy segments. We believe that the specific design attributes of the DeBakey VAD make it better suited than currently marketed pulsatile VADs for broader clinical indications. We intend to conduct clinical trials to support the use of the DeBakey VAD as a bridge-to-recovery.
Clinical Trials in the United States
     Unlike most pharmaceutical clinical trials, the duration of medical device pivotal (Phase III) clinical trials is dependent on an availability of investigational subjects (patients) that is unpredictable and which can have a significant effect on the cost of the trial. Consequently, this variable alone makes it difficult to accurately project completion times and trial costs. The time necessary to complete implantable medical device trials is also dependent on the complexity of the device, securing a patient sample size necessary to statistically support the study hypothesis, the number of available study centers, the number of device changes made during the trial and other factors. Typical expenses for pivotal trials include fixed costs associated with clinical affairs and regulatory affairs personnel, subcontracts with clinical research organizations, patient testing charges, the cost of investigational devices and travel expenses for clinical monitors to initiate centers, train clinicians, monitor activities and perform center close-outs. We are presently reimbursed for all investigational devices used during the trials. Additional costs are incurred in the development of regulatory submissions and meetings with the FDA, which include the PMA Panel Meeting.
     The BTT trial is designed to compare the results of implanting the DeBakey VAD in patients eligible for heart transplantation against results for the Thoratec HeartMate XVE product as reported in published studies. The primary endpoint measure of the trial is survival to transplantation, but we also measure other adverse events typically associated with patients in this category, such as stroke, infection and device malfunction.
     The results of our clinical trials for BTT and DT are not yet available. The data is being collected and analyzed by a third party clinical research organization on a blind basis so that results are not revealed until completion in order to avoid study bias.
     The overall results of our bridge to transplant (“BTT”) trial to date have resulted in lower than expected survival to transplant percentages. We now believe that it is likely that we will not meet the performance goal survival rate for the patients in this trial. This is likely to substantially increase the time required to obtain FDA approval and the time when we would expect to generate revenues from commercial sales of the DeBakey VAD. We have only enrolled 8 patients to date in its Destination Therapy trial and believe that we need to redesign the structure of the trial to accommodate a shorter PMA pathway. Under the current design of our Destination Therapy trial (360 patients on a 2:1 randomization against the HeartMate XVE), we originally anticipated completing enrollment between late 2008 to late 2010, which we believed would result in PMA approval between early 2010 to early 2012. We are presently in discussions with our clinical consultants to develop the specific new clinical trial parameters and protocols for the Destination Therapy trial which we intend to request from the FDA. However, there is no assurance that we will be able to convince the FDA to accept these changes. We, or regulatory authorities, may suspend or terminate clinical trials at any time.
Clinical Results
Results of Preclinical Studies
     We conducted substantial pre-clinical in vitro and animal in vivo tests prior to commencement of our European clinical trial. We divided our preclinical testing of the DeBakey VAD into several phases with distinct objectives.
     In Vitro Studies. The purpose of the first phase of studies was to identify a pump design that minimized hemolysis (red blood cell destruction) and thrombogenesis (blood clot formation). We conducted the first phase of studies with a polycarbonate version of the pump. We used parametric bench testing of iterative pump designs to identify the least hemolytic pump design. Next, we conducted ex vivo tests of iterative pump designs to identify the least thrombogenic pump design.
     In addition, we conducted in vitro performance tests with mock circulation to define characteristics of pump function in response to normal and abnormal vascular conditions and ventricular performance. Studies demonstrate that the DeBakey VAD can adequately unload the failing left ventricle and characterize the relationship of heart rate to pump performance.

     In Vivo Studies. We conducted the second phase of studies in vivo. We fully implanted titanium pumps in the chests of calves. The purpose of these studies was to ensure that we had identified the design least likely to cause hemolysis or thrombogenesis using titanium and to determine the safety of the DeBakey VAD for long-term support of the heart. The DeBakey VAD was shown to operate safely in 27 animals for up to 145 days. During these studies, no hemolysis or end-organ dysfunction occurred.
     Mechanical Durability Studies. Durability studies show the DeBakey VAD should operate effectively in excess of five years. To evaluate the potential uses for the DeBakey VAD, we needed to understand our bearing-wear characteristics and their effect on long-term use of the device. We engaged Marconi Aerospace Defense Systems, Inc. (formerly Tracor) to perform studies with respect to bearing and long-term pump durability of the DeBakey VAD. Marconi is a major aerospace corporation that specializes in fault-to-failure vibration and acoustical testing. Beginning in May 1997, 10 DeBakey VADs were operated continuously, 24 hours per day, in saline solution, which is less of a lubricant than human blood, with no signs of appreciable wear in the bearings or pumps. We tested additional pumps with artificially induced wear to establish wear signature characteristics as well as the effect of various levels of wear on red blood cell destruction and pump performance. We completed these tests in December 1999 and received a report from Marconi expressing its belief that the DeBakey VAD bearings should have a life expectancy in excess of five years.
     Hemocompatibility and Biocompatibility Studies. We subjected implantable components of the DeBakey VAD system to studies relating to both hemocompatibility (blood compatibility) and biocompatibility as per the requirements of ISO 10993. The purpose of hemocompatibility studies was to identify blood-titanium interactions for the DeBakey VAD. These tests were performed with human blood in mock circulation. The results of these studies demonstrated that the pump was neither the source of thrombi (vascular obstructions) or emboli (blood clots) and is otherwise hemocompatible. Completed biocompatibility tests show the device to have no adverse results with respect to: systemic toxicity, local toxicity, cytotoxicity (cell damage), genotoxicity (DNA damage), pyrogenicity (inducing fever), physiochemical toxins, mutagenicity (inducing genetic mutation), and sensitization (inducing an immune response). Studies also validated the process by which implantable components are sterilized in ethylene oxide.
     Third-party ISO 9001 certified contractors manufacture the DeBakey VAD Controller and the Data Acquisition System. These contractors have conducted tests, and we have conducted independent testing to demonstrate that both components meet various standards required by the Active Implantable Medical Device Directive. All components have been tested to NRTL (“UL Testing”) and demonstrated to be electrically safe and to withstand environmental factors such as electrical/electromagnetic interference, temperature, shock, etc. Third party software validation of the VAD Controller has been performed confirming a safe and robust design.
Results of European Clinical Trial
     The first human implant of the DeBakey VAD was performed in November of 1998 in Berlin, Germany initiating the original clinical trial of the DeBakey VAD as a bridge-to-cardiac transplantation. During this trial, conducted wholly in the European Union, 78 patients were implanted with the DeBakey VAD for durations up to 518 days. The original European clinical trial of the DeBakey VAD included key cardiovascular centers in Germany, Austria, France, Switzerland and Italy. This first clinical trial was designed to establish safety and performance of the DeBakey VAD as a bridge-to-cardiac transplantation and led to the award of the CE Mark for the DeBakey VAD in April 2001 by TUV Product Services of Munich.
     The early clinical results in Europe varied substantially from site to site, ranging from a low of 18% to a high of 72%, with some users having poor success to transplant rates, while others did well. Careful analysis showed several reasons that likely contributed to the variability. These factors included the early learning curve, patient selection, and anticoagulation. Because the device at first was largely unproven, some of the early cases selected appeared to be patients that were beyond the point of being helped by mechanical support. This was suggested by a high incidence of multiple organ failure in the unsuccessful patients and the fact that about 40% of the deaths were within the first 30 days after implantation. Nearly all of these patients did not meet the clinical trial enrollment criteria. With more experience and improved patient monitoring, the DeBakey VAD was implanted in more salvageable patients. Patient selection varied considerably from site to site. Experience has also demonstrated new insights into risk factors for VAD patients, such as the realization of the importance of chronic malnutrition as a risk factor.
     All patients with artificial surface devices in their circulatory system, whether valves or VADs, need anticoagulation. The extent of anticoagulation therapy necessary in connection with a given device could vary from the use of dipyridamole and aspirin to a more extensive regimen. The HeartMate is a volume displacement pump that requires porcine tissue valves, bearings, and a flexible membrane that can result in mechanical failure. The axial flow design of the DeBakey VAD, with only one moving part, has a very low incidence of mechanical failure (less than 3% as noted in Goldstein DJ, Woldwide Experience with the MicroMed DeBakey Ventricular Assist Device(R) as a Bridge to Transplantation, Circulation 2003; 108 [suppl II ]: II-272-II-277) but thrombus formation in the pump has the potential to stop the pump and thus represents a potential complication that must be managed with anti thrombotic drug therapy. Failure of an implanted VAD requires therapeutic interventions, such as re-operation for pump or component replacement in the case of the volume displacement pumps, or administration of tissue plasminogen activator (tPA) or pump replacement.
     In our early experience, our anticoagulation knowledge for axial flow VADs was limited (since it was the first axial flow device used in humans) and different sites used different anticoagulation regimens. Local use of suboptimal anticoagulation therapy may have contributed to the site-to-site variability in success rates we saw in our early trials. We have now been able to learn from our experience at different sites and the newer anticoagulation technologies, resulting in newly available information that should improve patient management strategies. We recently formed an Anticoagulation Advisory Committee (the “Committee”) co-chaired by Dr. Eric Rose, Chief Surgeon at Columbia University in New York and Dr. Samuel Goldhaber, Director, Venous Thromboembolism Research Group at Brigham and Women’s Hospital in Boston. The Committee includes cardiovascular surgeons, cardiologists, hematologists, pharmacologists and pathologists from a diverse sampling of various universities and clinical sites. The Committee has developed a guidance document for the investigator sites to assist in the anticoagulation management of DeBakey VAD patients.
     The occurrence of adverse events during a clinical trial, whether expected or unexpected, can have an impact on the enrollment rate in a clinical trial, particularly at individual sites where such adverse events are noted. For example, during the feasibility portion of our BTT study, the perception by certain clinicians of increased incidences of thrombus resulted in a temporary reduction in the rate of patient enrollment early in that study. We solicited the collective assistance and advice of several prominent cardiovascular physicians, cardiologists and hematologists to develop an anticoagulation protocol aimed at reducing the rate of thrombus in patients with the test device. The introduction of this anticoagulation protocol had an advantageous impact on the rate of thrombus and the rate of enrollment has increased. As with any medical device in a clinical trial, we are constantly evaluating potential modifications to the product during the clinical trial in an effort to improve product performance and clinical outcomes.
     The incidence rate of thrombus, as well as other adverse events noted during our European clinical trial, were within acceptable levels for us to receive the CE Mark for the DeBakey VAD in April 2001 by TUV Product Services of Munich.
     End-Organ Function. One key way to evaluate the effectiveness of a VAD is to monitor the device’s ability to restore or improve end-organ function. Restoration of end-organ function is an important component of left ventricular assistance. With adequate ventricular support, organ perfusion generally improves and allows organ function previously limited by heart failure to return to normal.
     Measurement of end-organ function is one of the best methods to determine the efficacy of DeBakey VAD performance. An evaluation of pump flow or even pump flow normalized to body index does not necessarily indicate whether the tissues are receiving adequate circulation of oxygenated blood; the measures of end-organ function described are indicative of whether or not a specific organ has the blood supply it needs to operate properly.
     Therefore, we typically evaluate a patient’s pump performance or flow output in terms of whether or not he or she is sufficiently supporting the working organs of the body, i.e., the liver, kidneys, etc. End-organ function is typically monitored by following the function of the kidney and liver systems.
     The following table illustrates the parameters measured and the changes expected with ventricular support such as that provided by a DeBakey VAD.

Parameter	Organ System	With Heart Failure	With VAD
Creatinine	Kidney	Increased	Decreases toward normal
BUN	Kidney	Increased	Decreases toward normal
Total Bilirubin	Liver	Increased	Decreases toward normal
SGOT	Liver	Increased	Decreases toward normal
SGPT

     Many patients who enrolled in our European and U.S. clinical trials of the DeBakey VAD experienced end-organ dysfunction (i.e., elevated laboratory values) prior to VAD implantation. After implant, the patients, on average, either maintained or improved their end-organ function. This was noted from improvement in Blood Urea Nitrogen and Creatinine measures in patients after implant (36.8 and 1.2, respectively) compared to patients pre-implant (45.2 and 1.5, respectively). We believe these results are comparable to currently marketed VADs.
Research and Development
DeBakey VAD
     The initial development of the DeBakey VAD began with the collaboration of NASA and Dr. DeBakey’s and Dr. Noon’s research team at Baylor College of Medicine. NASA first became involved in the development of the DeBakey VAD through the struggle for life of a Johnson Space Center engineer, David Saucier. Following a severe heart attack and triple bypass surgery, a team of doctors led by Drs. DeBakey and Noon performed a heart transplant on Mr. Saucier. Six months later, Mr. Saucier returned to the Johnson Space Center with the desire to apply spacecraft technology to help people with heart disease. Based on the foundation of NASA’s technology and engineering along with personnel from Baylor College of Medicine, joint design and development of the DeBakey VAD began in 1988.
     NASA’s Ames Research Center assisted us in the design and development of the DeBakey VAD by using our Cray supercomputers to model blood flow using computational fluid dynamics (“CFD”). The use of CFD enabled NASA to extensively test different variations of each component of the DeBakey VAD pump, to optimize performance of each component, minimizing the potential for hemolysis and thrombosis. NASA’s Johnson Space Center engineers, using their extensive computer-aided design and computer-aided manufacturing capabilities, together with Baylor College of Medicine engineers developed the complex milling machine computer codes that helped ensure precise manufacturing tolerances and repeatability of the manufacturing process for the DeBakey VAD.
     In July 1996, after we obtained the license from NASA for the technology, we became involved directly in the research and development of the DeBakey VAD. We conducted testing, research and development activities related to the DeBakey VAD through separate sponsored research agreements with Baylor College of Medicine, the University of Utah Artificial Heart Laboratory, the University of Vienna and Texas A&M University.
     In addition, we subcontracted with Hi-tronics Designs, Inc. and Plexus Technology Group (formerly SeaMED Inc.) to develop the ancillary support systems for the DeBakey VAD. Hi-tronics, located in Budd Lake, New Jersey, developed the DeBakey VAD Controller. Hi-tronics is an ISO 9001 certified electronics design and manufacturing company with extensive experience in developing and manufacturing cardiac implantable devices. Plexus, located in Redmond, Washington, developed the DeBakey VAD Data Acquisition System. Plexus has substantial experience with medical device requirements and is ISO 9001 certified. Hi-tronics and Plexus also provided us with documentation and validation of the DeBakey VAD Controller and Data Acquisition System that have accompanied our international and FDA regulatory applications.
     Over the past few years, we have added several engineers to our Engineering and Development staff to supervise and coordinate the activities of our subcontractors and to facilitate development of the DeBakey VAD and future-generation products. In addition, we continue to conduct contract research and development activities with the University of Vienna and other universities involved in our clinical trials.
Regulatory
     The DeBakey VAD has received CE Mark approval for commercialization in Europe for bridge-to-transplant, destination therapy and pediatric use. With respect to manufacturing, we received ISO 9001 and ISO 13485 certification in September 1999 and have been recertified each year since with no non-conformities (most recently in October 2004). We received additional CE Mark approval for destination therapy and pediatric use in the second quarter of 2004.
     In the U.S., we are currently involved in two FDA approved clinical trials, one for bridge-to-heart transplant indication and the other for destination therapy indication.
     Under the U.S. BTT indication trial, we implanted 49 patients as of December 31, 2004 (29 under the pilot and feasibility phases and 20 under the current protocol). The timing of approval will depend on the results from our trial and, among other things, whether the FDA allows us to use European study data, as well as data from our feasibility clinical trial. Timing is also dependent on the rate of patient enrollment.
     Our DT clinical pivotal trial (“DELTA”) is approved by the FDA and three patients have been enrolled as of December 31, 2004. The DELTA trial will be randomized 2:1 to the DT approved HeartMate XV of Thoratec (R) . We will use up to 40 CMS approved sites. The majority of the DELTA sites will be the same as our bridge-to-transplant clinical trial sites. These hospitals currently implant the majority of LVADs thus reducing orientation and training.
     In our DT trial, Dr. Eric A. Rose is the Principal Investigator (“PI”). Dr. Rose is the Morris and Rose Milstein/Johnson and Johnson Professor, Chairman, Department of Surgery and Surgeon-in-Chief for the Columbia Presbyterian Medical Center, New York, and was PI for the successful Thoratec (R) HeartMate REMATCH destination therapy trial that now has FDA PMA approval, the first and only FDA approval to date of the use of VADs for this long-term patient indication.
     We plan to make product enhancements to the DeBakey VAD system from time to time. Product enhancements require supplemental filings with and further approval from regulatory authorities.
Manufacturing
     We operate a 22,000 square foot leased facility located in Houston, Texas, where we manufacture the DeBakey VAD. We believe this facility can accommodate our anticipated manufacturing demand for the DeBakey VAD for at least the next few years. In November 1999, we received notice that the facility had fulfilled the applicable requirements and was certified as compliant under ISO 9001, ISO 13485 and European Council Directive 90/385/EEC (Active Implantable Medical Device Directive). These certifications have been confirmed each year since then after annual audits by TUV Product Services of Munich, Germany (the Notified Body). The facility has a Class 10,000 clean room where final assembly and testing of the DeBakey VAD are performed. In late 2003, we underwent and passed a Good Manufacturing Practice (“GMP”) inspection by FDA in anticipation of the approval of our HDE for pediatric use. We have the equipment and technical capability to manufacture most of the parts and components for the DeBakey VAD in this facility. We purchased several other parts and components from various third-party suppliers, including some parts that we have the equipment and technical ability to manufacture but cannot produce in the quantities needed to satisfy our requirements. For the critical components being manufactured by third parties, all of these third-party vendors are certified as ISO 9001 and/or ISO 13485. We also dispatched our own quality assurance auditors to review our subcontractors’ facilities and manufacturing processes. In addition, we conducted a thorough critical inspection of all incoming parts received from third-party vendors. Some components are manufactured by sole source third-party vendors. We believe that, in the event of the loss of any of the sole source suppliers, the services and/or material being provided to us through that supplier could be acquired from alternative suppliers or manufactured in our facility.
     A company that intends to sell a product like the DeBakey VAD in the countries of the European Economic Area must obtain a CE Mark. The CE Mark indicates compliance with European regulatory, quality assurance and legal mandates. To support our CE Mark, our manufacturing facility is certified to ISO 13485 and European Council Directive 90/385/EEC (Active Implantable Medical Device Directive), which was received in November 1999, and has been reconfirmed each year thereafter by annual audits by TUV Product Services of Munich, Germany, with no nonconformities noted in any of these audits.
     In the U.S., medical devices are regulated by the FDA. On October 7, 1996, the FDA published its “final rule” for medical devices, incorporating past GMP requirements into a new regulation, Quality System Requirements, which became effective June 1, 1997. Our regulatory staff is working closely with our employees and subcontractors to ensure strict compliance with these regulations, including design controls and reproducible manufacturing of devices. We passed a PMA inspection for our HDE application for pediatric indications.
Suppliers
     We rely on third-party suppliers to provide key materials and components of the DeBakey VAD system, some of which are single source suppliers. Three of the key suppliers we rely on are Plexus, Hi-Tronics Designs and Micropaq Corporation, which made up 27%, 19% and 14% of our purchases for the year ended December 31, 2004, respectively. Starting in 2005, we will begin assembling in-house the Clinical Data Acquisition System that was previously assembled by Plexus. We have not identified additional sources to supplement our purchases from Hi-Tronics and Micropaq. In the event that we are unable to replace a shortfall in supply, our revenue could be negatively impacted in the short term.

U.S. Marketing and Direct Sales Effort
     The market for heart transplants is highly concentrated. A limited number of cardiac surgeons and cardiologists influence medical device selection and purchase decisions for a large portion of the target cardiac patient population. Because of the high concentration of heart transplant sites, we anticipate that we will be able to generate sufficient demand for the DeBakey VAD through a relatively small direct marketing team, including members of senior management, and through introductions provided by clinicians who participated in our clinical trials. The market adoption and commercial success of the DeBakey VAD will require acceptance by cardiologists and cardiac surgeons. The Principal Investigators (who are generally cardiovascular surgeons) and the Co-Principal Investigators (who are generally cardiologists) are critical to the clinical trial and future commercial success. Initial acceptance will depend primarily on the demonstrated safety and effectiveness of the DeBakey VAD system in clinical trials. The reliability and other advantages of specific VADs will need to be introduced to both referring cardiologists as well as cardiovascular surgeons who make the decisions on the type of device to be implanted. Peer reviewed publications and surgeon awareness through presentations at seminars and conventions are primary platforms. We believe pricing will also play a significant role in VAD selection at transplant centers.
     For marketing and sales of the recently approved DeBakey VAD Child product, we are focused on the top 12 pediatric centers in the U.S. We will use a small, direct technical sales team to support these sites. We plan to expand this team upon receipt of PMA in the U.S. for bridge-to-transport and destination therapy indications.
     Although there are 160 heart transplant centers in the U.S., only about 25% of these centers perform the majority of transplants. The market for VADs is site-specific in the U.S., as well as in other countries. There are approximately 70 U.S. hospitals approved for reimbursement from the Center for Medicare/Medicaid Services (“CMS”) for use of VADs. We expect that approximately one-half of these hospitals will account for 85% of the destination therapy patients. The cardiologists at these sites maintain heart failure patients with traditional medical (drug) therapy. As the patient moves beyond the benefit of drugs, the alternative is a heart transplant, death or mechanical support.
European Business and Distribution Network
     There are approximately 125 VAD implant sites in Europe, which we believe establishes a solid market for commercialization of the DeBakey VAD in Europe. Our plan is to penetrate key, high-volume VAD implant centers where competitors VADs are presently implanted through the use of distributors in certain markets and direct sales in others. The DeBakey VAD is attached to the heart in a manner similar to other currently marketed VADs, which should make adoption of the DeBakey VAD easier at these sites. These sites have experienced surgical teams familiar with mechanical support implant procedures as well as with post-operative care. Use of the DeBakey VAD at key European centers where competitors VADs currently are implanted will provide exposure for and highlight the significant advantages that the DeBakey VAD has over other currently marketed VADs. We will try to stimulate referrals to cardiothoracic surgeons by educating cardiologists about the success of DeBakey VAD implants.
     We have distributors engaged in the European markets of Germany, UK, Italy, France, Norway, Sweden, Holland, Turkey, Austria, Switzerland and Greece and in Singapore. We currently have two directly employed technicians for our operations in Europe. We plans to add more distributors and technical support personnel as we expand the number of our European and Asian implant sites.
Intellectual Property
     The pump technology used in the DeBakey VAD is protected by a patent issued to NASA in 1996. In 1996, we signed a patent license agreement with NASA to be the exclusive licensee to this technology in the U.S. for use in cardiovascular applications. Separate agreements with Baylor College of Medicine and NASA give us the exclusive right to the continuation of the VAD technology modifications. We have incorporated these modifications through a continuation-in-part patent application, filed in December 1996 and issued in September 1999. We also made foreign patent application filings covering the technology in December 1996, which have been issued in certain foreign jurisdictions. We have obtained an additional patent covering unique features of an external controller and data acquisition system, and a patent for a proprietary pulsatile loop system. We have filed five patents related to suction detection and physiologic algorithms. In addition, we have received a registered trademark for the use of the name “DeBakey VAD” for which Dr. DeBakey has granted us rights in perpetuity. Dr. DeBakey also entered into a Confidentiality and Intellectual Property Assignment Agreement with us in March 1999 as part of further efforts to commercialize the DeBakey VAD. In this agreement, Dr. DeBakey agreed to assist us in our efforts to successfully commercialize the DeBakey VAD. Dr. DeBakey also agreed to assign to us all rights in any intellectual property that he creates, solely or jointly with others that is directly or indirectly related to the DeBakey VAD, including any related surgical procedures or surgical tools or any ancillary components developed during the duration of the agreement. This agreement has a duration of 10 years. Dr. DeBakey and us may extend this agreement for additional one-year periods by mutual written agreement.
     In connection with obtaining our patent license agreement with NASA, we signed a sublicense agreement with Nimbus, a predecessor entity to an entity that entered into a merger with Thoratec Corporation, for several of the 49 claims in the original NASA patent granted in 1996. The sublicense agreement, which expired in December 2002, required Nimbus to pay to NASA and to us certain royalties based on net sales in the event any of the NASA patent claims granted under the sublicense agreement was used in our products.
     We will pay royalties under the agreements with NASA and Baylor of 2.8% of net sales of the DeBakey VAD worldwide until U.S. PMA is achieved; afterwards, the royalties only apply to U.S. sales.
     In connection with our prior financings, three separate patent law firms have issued non-infringement opinions concerning our intellectual property base.
     The following table describes patents licensed or granted to us by number and includes information relating to the date the patent was filed, the date it was granted and the date of its expiration.

	Number	Patent Name	Filed Date	Grant Date	Expires
1	5,527,159	Rotary Blood Pump (licensed from NASA)	11/10/1993	6/18/1996	11/10/2013
2	5,678,306	Method for reducing pumping damage to blood (licensed from NASA)	5/26/1995	10/21/1997	5/26/2015
3	5,947,892	Rotary Blood Pump (licensed from NASA)	12/13/1996	9/7/1999	12/13/2016
4	5,957,672	Blood Pump Bearing System (licensed from NASA)	6/17/1996	9/28/1999	6/17/2016
5	6,058,958	Pulsatile Flow System and Method	11/5/1998	5/9/2000	11/5/2018
6	6,183,412	Implantable Pump System	10/2/1998	2/6/2001	10/2/2018
7	6,605,032	Implantable Pump System	2/5/2001	8/12/2003	2/5/2021
8	6,652,447	Method of Controlling an Implantable Pump System	2/5/2001	11/25/2003	2/5/2021
     Patents identified as 1, 3 and 4 are licensed from NASA and are the foundation of the DeBakey VAD. The protection of rights and continued licensing of these patents are material to our business. Patents identified as 6, 7 and 8 are owned by us and are the foundation of the VAD’s controller and data acquisition system. The protection of rights of these patents is material to our business. The features claimed in patents identified as 2 (licensed from NASA) and 5 (owned by us) are not used in our clinical product and loss of the ability to use the features claimed in these patents should not prohibit our ability to sell the product. The earliest of any patent to expire is 2013.
Competition
     We face competition from companies that develop, manufacture and market cardiac assist therapy products and technology. We also compete with universities and other research institutions in the development of cardiac assist and therapy technologies. Many of our competitors have greater technical and financial resources. Some of these competitors have currently marketed cardiac assist products as well as cardiac assist products and technologies under development.
     There are three basic categories of VADs: pulsatile, axial flow and centrifugal. These devices are differentiated by the mechanical methodologies used to pump blood.
•	Pulsatile. All of the FDA approved devices in the U.S. are positive displacement or “pulsatile” devices. These larger sized devices were designed to mimic the pulsatile function of the native heart, utilizing chambers and valves and require exchanging air via large percutaneous conduits.

•	Axial Flow. Axial flow devices like the DeBakey VAD represent a new generation of miniaturized heart pumps. Axial flow pumps move blood along a straight flow path utilizing a pumping mechanism that enables system pulsation due to the native heart’s action. This system is similar in concept to the Archimedes screw, originally used to pump water in ancient times. These next-generation pumps are typically much smaller and operate much more quietly than pulsatile pumps and do not require valves or air exchange. There are several companies developing axial flow pumps, including Thoratec, the market leader in pulsatile pumps.

•	Centrifugal Pumps. Centrifugal pumps operate by rotating rapidly on a central axis, thereby forcing the blood away from the center of the pump into an external conduit. There are several companies developing centrifugal pumps, which are generally smaller in size than pulsatile pumps but somewhat larger than axial flow pumps. Proponents of centrifugal pumps claim an advantage over axial flow pumps due to the lack of mechanical bearings, which they claim will cause the axial flow pumps to wear out more quickly. We believe the long-term durability of the DeBakey VAD has been proven in third-party bench testing and through the thorough examination of each of the DeBakey VAD pumps that have been explanted from patients during our clinical trial, none of which showed any indication of significant bearing wear. In addition, the durability of the magnetic bearings and required electrical controllers has not been clinically demonstrated.
     Both axial flow and centrifugal pumps initially move blood in a continuous flow pattern, as opposed to pulsatile flow generated by the positive displacement devices. Blood flow from both axial flow and centrifugal pumps is pulsatile due to the contractility of the native heart. Although the DeBakey VAD is a continuous flow pump, in almost all cases the patients have exhibited pulsatile blood flow within a few weeks of implantation. Pulsatile blood flow begins to occur as the native heart begins to recover. As the native heart regains its ability to contract, the pulsing of the ventricle creates pulsatility through the pump. The stronger the heart becomes, the greater the pulsatility.
     In addition, as a result of several laboratory tests and the available clinical data, clinicians believe there is no apparent physiological or neurological effect on having continuous, less-pulsatile blood flow versus pulsatile blood flow.
Currently Marketed VADs
     Principal competitors of the DeBakey VAD that have currently marketed VADs in the U.S. include Thoratec Corporation (HeartMate) and World Heart (Novacor). The HeartMate device has received FDA approval for bridge-to-transplant and as destination therapy (Novacor has only been approved for bridge-to-transplant in the U.S.). Both of these FDA approved VADs are large, pulsatile devices. Competitors with devices that have been approved in Europe include Thoratec (HeartMate), World Heart (Novacor) and Berlin Heart (InCor), an axial flow device.
     In addition to other currently marketed VADs, we expect to face competition from the technology and devices under development, including products being developed by Thoratec and World Heart. Additionally, we are aware of implantable ventricular assist devices being developed by Arrow International, Jarvik Heart, Terumo Corporation, and Ventracor in Australia.
     Several companies involved in the pacemaker industry (such as Medtronic, Guidant and others) are testing the therapeutic benefits of using pacemaker technology to provide biventricular pacing. Current studies suggest that biventricular pacing can improve some patients’ functional status, especially those earlier stage patients (NYHA Class II & III) with dysynchrony and wide QRS complexes, conditions that affect about a third of all congestive heart failure patients. However, their role in end-stage heart failure appears to be minimal, if any. These studies are continuing.
     There are other therapies attempting to address the congestive heart failure market, including “cuff” and “pin” technologies that attempt to contain and prevent dilation of the ventricle, and surgical procedures, such as ventricular reduction, which attempt to remodel the ventricle by removing a portion of the dilated ventricle.
Reimbursement
     In the U.S., healthcare expenditures are primarily financed by private health insurance and by Medicare. Medicare and many private insurance companies presently cover the cost of VADs used for the bridge-to-transplant and destination therapy indications.
     Medicare is a national health insurance coverage available for persons 65 years of age and older. The Center for Medicare/Medicaid Services (“CMS”) is charged with the responsibility of administering Medicare, including making coverage decisions. CMS has now issued national coverage guidelines for coverage of VADs for both the bridge-to-transplant and the destination therapy indications. Destination therapy reimbursement was approved in October 2003, at which time CMS also increased the base level of reimbursement from approximately $55,000 to approximately $70,000. CMS has approved higher reimbursement levels for fiscal year 2005 under DRG 103 (heart transplantation), which raised the base level of reimbursement to approximately $96,000 (the average total reimbursement at this new level is $135,000). CMS has confirmed that the DeBakey VAD is eligible for Medicare reimbursement at the increased reimbursement level.
     In Europe (as in the U.S.) healthcare expenditures are primarily financed by public institutions (similar to the Medicare and Medicaid systems in the U.S.) and private insurance. Most of the hospitals where we will be focusing our efforts are major public hospitals and teaching institutions. The majority of these hospitals operate on a global budget that is established annually. In most cases, the hospitals are allowed to purchase any medical device that has the CE Mark.
Government Regulation
U.S. Regulations
     The research and development, manufacturing, marketing and distribution of the DeBakey VAD and related accessories in the U.S. are subject to regulation by numerous authorities, including the FDA, and corresponding state agencies. We must comply with the Federal Food, Drug, and Cosmetic Act and the regulations promulgated under the Act administered by the FDA. The DeBakey VAD is a Class III medical device and requires a PMA from the FDA prior to our marketing or commercial sale in the U.S. Securing FDA clearances and approvals will require submission of clinical data and supporting information to the FDA. We have already passed a PMA inspection by the FDA as part of the approval of our HDE for pediatric use.
     Before we commenced clinical trials to support the PMA, we had to present sufficient safety and performance data from preclinical studies to support an IDE allowing clinical trials to begin. We had to design and perform laboratory and animal tests that are sufficient to support the safety and performance of the DeBakey VAD, as determined by the FDA.
     We also must comply with other regulations administered by the FDA including the Quality Systems Regulation, Good Clinical Practices and Good Laboratory Practice regulations. These regulations require that we follow certain prescribed testing, quality control, storage and documentation procedures. The FDA monitors compliance with applicable regulatory requirements through periodic site inspections. We passed an FDA biomonitoring audit with no nonconformities for our U.S. feasibility trial.
Foreign Regulations
     We are marketing the DeBakey VAD in international markets. A number of risks are inherent in international transactions. Sales of products outside of the U.S. are subject to foreign regulatory requirements governing, among other things, product testing and licensing standards, manufacturing processes, pricing and reimbursement levels that may vary widely from country to country. Regulations governing requirements for approvals or clearances to market, the time required for regulatory review and sanctions imposed for violations also vary from country to country. The time required to obtain clearance from a foreign country may be longer or shorter than that required by the FDA or other such agencies, and other regulatory requirements may differ.
     Prior to commercial sale of medical devices in the countries of the European Union, we were required to receive a CE Mark certification, an international symbol of quality and compliance with applicable European community medical device directives. In order to receive and continue CE Mark certification, we must comply with the Essential Requirements of the Medical Devices Directive, which primarily relates to safety and performance, and to undergo conformity assessment certification by a Notified Body in order to qualify for CE Mark approval. We passed a quality assessment audit of our manufacturing facility in September 1999 that was required in order to file for CE Mark approval and has maintained that certification each year thereafter as being in compliance with ISO 13485 and Council Directive 90/385/EEC (European Active Implantable Medical Device Directive) with no nonconformities.
Employees
     As of June 30, 2005, we employed 55 full-time employees and consultants, of which 16 worked in manufacturing, 15 in regulatory, clinical affairs and quality assurance, 6 in engineering and product development, 10 in marketing, sales and customer support and 8 in administration. None of our employees are covered by a collective bargaining agreement.

Facilities
     Our executive offices, product development and manufacturing operations are located in Houston, Texas, in a leased facility consisting of approximately 22,000 square feet. The lease for our offices expires on May 31, 2007; however, we can cancel the lease within 30 days of each anniversary without further obligation.
Related Party Transactions
     In December 2004, we entered into a loan agreement with several of our stockholders who have been party to sales of Series A, Series B, Series C and Series D preferred stock to borrow up to $3 million (the “2004 Bridge Loan”). In March 2005, we entered into a loan agreement (the “2005 Bridge Loan”) with the same stockholders that were party to the 2004 Bridge Loan. The parties to the 2004 and 2005 Bridge Loans were: Oxford Bioscience Partners and affiliated entities, SV Life Sciences, Charterhouse Equity Partners II, L.P., Essex Woodlands Health Ventures Fund IV, L.P., Mitsui & Co. Venture Partners, Trellis Health Ventures LP, David Schecter and Travis E. Baugh. In connection with the Private Placement, all amounts outstanding under the 2005 and 2004 Bridge Loans were converted to common stock. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” below for more information regarding the 2004 Bridge Loan.
Legal Proceedings
     On June 23, 2004, we filed suit in the United States District Court for the Southern District of Texas, Houston Division, against Thoratec Corporation, claiming that Thoratec was exercising monopoly power against us by providing the Thoratec HeartMate II VAD to clinical trial sites for free, including sites where we already had established relationships. Our management believed this to represent predatory pricing under the antitrust statutes and intentional interference with business relationships. The suit sought damages and injunctive relief. Thoratec submitted a Memorandum of Law on October 4, 2004 to the court in this matter in which they stated that the requested injunction was unnecessary, “because Thoratec is no longer giving away its Heartmate II continuous-flow VADs, having completed the fifteen-device ‘pilot study’ phase of its clinical trial, and therefore there is no conduct to enjoin.” While the court docket still reflects the suit as active, we plan to imminently file a motion to dismiss the action without prejudice, which counsel to Thoratec has indicated is acceptable. We are not a party to any other material legal proceedings.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion of our financial condition and results of operations should be read in conjunction with its financial statements and the related notes, and the other financial information included in this information statement. With respect to this discussion, the terms “MicroMed,” “Company”, “we,” “us,” and “our” refer to MicroMed Cardiovascular, Inc. and our wholly-owned subsidiary, MicroMed Technology, Inc.
Forward-Looking Statements
     The forward-looking comments contained in this discussion involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found in the following discussion, as well as in the section entitled “Risks Factors.”
Recent Events
Completion of Merger
     On January 31, 2005, Salmon Express, Inc., a Nevada corporation (“Salmon”), along with Salmon Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Salmon (“Merger Sub”) and certain existing stockholders of Salmon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MicroMed Technology, Inc., a privately held Delaware corporation (“MicroMed Technology”), pursuant to which Salmon would be acquired by MicroMed Technology in a merger transaction wherein Merger Sub would merge with and into MicroMed Technology, with MicroMed Technology being the surviving corporation (the “Merger”). On August 10, 2005, the Merger closed and MicroMed Technology became a wholly-owned subsidiary of Salmon. Salmon changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.

Principal Terms of the Merger
     At the Effective Time of the Merger (as defined in the Merger Agreement), Merger Sub was merged with and into MicroMed Technology, the separate existence of Merger Sub ceased, and MicroMed Technology continued as the surviving corporation at the subsidiary level. Salmon issued shares of its common stock on a one-for-one basis to the stockholders of MicroMed Technology in exchange for 100% of the issued and outstanding shares of common stock of MicroMed Technology. Additionally, Salmon assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by MicroMed Technology. All outstanding options that were assumed by Salmon have been issued under the MicroMed Technology 1997 Stock Option Plan or the MicroMed Technology 2005 Stock Incentive Plan. Further to the Merger, Salmon assumed the MicroMed Technology 1997 Stock Option Plan and the MicroMed Technology 2005 Stock Incentive Plan as stock option plans of Salmon. Salmon also issued 1,500,000 post-split shares into escrow to cover indemnification obligations, if any, to MicroMed Technology and its stockholders (the “Escrow Shares”). Immediately prior to the Merger, Salmon effectuated a 1-for-3.3528 reverse stock split of its common stock. After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and changed its corporate name to MicroMed Technology Cardiovascular, Inc. Further to the Merger, Salmon also canceled 10,010,800 shares of its pre-split common stock held by Pete Smith, the founder of Salmon Express Inc., and distributed assets, and related liabilities, to him that Salmon held prior to the Merger. Mr. Smith also received cash remuneration of $605,213 from third parties unaffiliated with Salmon for his agreement to cancel such shares.
     Immediately prior to the closing of the Merger, MicroMed Technology had outstanding 17,013,145 shares of common stock, options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock. Immediately after the closing of the Merger, MicroMed Cardiovascular had 18,513,145 outstanding shares of common stock (excluding the Escrow Shares), options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock.
The Private Placement
     Immediately prior to the closing of the Merger, MicroMed Technology closed a $4,991,683 private placement (the “Private Placement”) of its common stock and warrants. MicroMed Technology engaged Hunter World Markets, Inc. (“Hunter”) as its placement agent in connection with the Private Placement. Each investor in the Private Placement purchased shares of MicroMed Technology common stock at $1.33 per share and seven-year warrants, exercisable one year after the date of issuance, to purchase 60% of the common stock purchased by such investor in the Private Placement at a per share exercise price of $1.33 (all investors introduced to MicroMed Technology by Hunter assigned their warrants to Hunter, an aggregate of 1,804,511 warrants). The warrants are redeemable by us at any time after one year from the date of issuance. We agreed to file a registration statement covering the securities sold in the Private Placement within 30 days of the closing of the Merger. As partial consideration for services rendered further to the Private Placement, Hunter was issued 300,000 shares of MicroMed Technology’s common stock.
     Our common stock is currently listed for quotation on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) under the symbol “MMCV.”
Overview
     We were formed in 1995 to develop the DeBakey VAD for commercial use. We have devoted substantially all of our efforts to research and product development, and have not yet generated significant revenues from commercial sales. As of June 30, 2005, we had an accumulated deficit of approximately $79.7 million. We expect to continue to incur operating losses at least through 2007. Further, we expect operating expenses to increase as we seek U.S. regulatory clearance for the DeBakey VAD, build a technical support organization for product introduction and market development, continue engineering and development projects, and increase administrative activities to support our planned growth.
     Our operations involve the manufacture and distribution of the DeBakey VAD. We have received regulatory approval to sell the DeBakey VAD in Europe and are involved in two clinical trials in the U.S., for which we receive reimbursements for our products from hospitals involved in our clinical trials that are categorized as revenues. We sell our products through distributors internationally and have direct relationships with hospitals in our U.S. trials.
     The role of implantable ventricular assist as a key therapeutic tool for the treatment of advanced heart failure continues to emerge. Since the initial use of VADs began in 1993 as a bridge to heart transplantation, the market has recently grown to include patients that are ineligible for a heart transplant. This use has been coined as “Destination Therapy” since it is considered a complete therapy rather than a bridge to a next step in the therapeutic spectrum. The demand for heart transplantation far exceeds the available supply of donor hearts (the American Heart Association estimates that 100,000 persons in the US need a heart transplant each year, but there are only approximately 2,000 heart transplants conducted each year in the U.S.). The bridge to transplant market is a subset of the heart transplant market and is therefore a relatively small market, estimated by analysts to be approximately $100 million worldwide. Accordingly, adoption rate by physicians as a destination therapy is the key to VAD market growth. Patients are referred to cardiovascular surgeons for VAD implantation from heart failure cardiologists, mostly after the patient has failed to respond to conventional drug therapy. Many heart failure cardiologists are not familiar with VAD technologies or believe that VAD technologies are not suitable for a large percentage of their patients. One of the challenges faced by the VAD industry is to gain the confidence of these heart failure cardiologists so that they will refer more patients for VAD implantation.
     The DeBakey VAD addresses the failure of the left ventricle, the main pumping chamber of the heart, to pump adequate oxygenated blood throughout the body. Right ventricular failure is commonly treated by pharmaceutical agents, but the use of RVADs or support of both ventricles (BiVAD) could increase. The need for support of the right ventricle may affect revenue since a matched right ventricular system may be chosen from another company.
     Adverse events are typically anticipated due to the advanced nature of the patient’s heart failure and other organ involvement. These may include, but are not limited to thrombus, bleeding, infection, end of organ failure and device malfunction. If trends of adverse events for the DeBakey VAD exceed those of competitive devices, it would likely result in reduced product utilization and lower revenues for MicroMed.
     The VAD market is segmented by product type and specific indication. The advent of other heart failure technologies geared toward healthier heart failure patients may delay or preclude the referral of patients for DeBakey VAD device. Moreover, although those products are not intended for the same patient population as a VAD, overlap does occur. This is exemplified through biventricular pacemakers, cardiac restraining devices and pharmaceutical agents.
     The VAD industry is undergoing a period of substantial technological change. The most obvious change is the shift from large pulsatile devices such as the HeartMate XVE device to the much smaller continuous flow devices such as the DeBakey VAD or the HeartMate II device. There are also differences in the technologies of continuous flow VADs. For example, the DeBakey VAD and the HeartMate II utilize mechanical bearings to stabilize the impeller. Some companies are developing VADs with magnetically suspended impellers, under the assumption that elimination of a mechanical shaft would avoid long term bearing wear and reduce heat that can contribute to thrombus formation. New technologies with superseding benefits may affect MicroMed’s rate of enrollment in studies, the date of study completion, commercial launch times and ultimate market penetration. There is no way to predict which of these technologies, if any, will succeed in the marketplace.
     The current practice for some VAD companies is to place their products in hospitals on a consignment basis. Broad adoption of this practice could delay achievement of MicroMed’s revenue objectives.
     A typical total for billed charges of a VAD implantation is significant (normally $175,000 to $200,000). VAD implantation is covered by most private insurance and by CMS for Medicare-eligible patients. Although Medicare reimbursement was increased to an average of $136,000 in October 2004, there is no assurance that this reimbursement level will be sufficient enough of an economic incentive to convince potential VAD hospital customers to develop or expand a VAD implant program. Private insurance contracts vary by hospital and by carrier; however, the reimbursement level from private insurance may not be sufficient to support developing or expanding a VAD implant program.
     The majority of implants of the DeBakey VAD and associated revenues over the next two years are expected to be related to MicroMed’s U.S. clinical trials. Due to the protocols and the inclusion/exclusion criteria associated with the trials, the number of potential implant patients that can receive a DeBakey VAD during clinical trials is much smaller than the overall VAD patient population. Accordingly, clinical trial implants and associated revenues, earnings and cash flows are inherently difficult to predict and will continue to be so until MicroMed receives commercial approval to market the product in the U.S.
     MicroMed faces several potential challenges in its drive for commercial success, including raising sufficient capital to fund its business plan, motivating surgeons involved in MicroMed’s clinical trials to continue to implant the DeBakey VAD so that MicroMed can complete trials and gain FDA approval to market the products in the U.S., competition from established, well funded companies with competitive technologies, and future competition from companies that are developing competitive technologies, some of whom are larger companies with greater capital resources than MicroMed. Additionally, the overall results of our bridge to transplant (“BTT”) trial to date have resulted in lower than expected survival to transplant percentages. We now believe that it is likely that we will not meet the performance goal survival rate for the patients in this trial. This is likely to substantially increase the time required to obtain FDA approval and the time when we would expect to generate revenues from commercial sales of the DeBakey VAD. Further, we have only enrolled 8 patients to date in our Destination Therapy trial and believe that we need to redesign the structure of the trial to accommodate a shorter PMA pathway. Under the current design of its Destination Therapy trial (360 patients on a 2:1 randomization against the HeartMate XVE), we originally anticipated completing enrollment between late 2008 to late 2010, which we believed would result in PMA approval between early 2010 to early 2012. We are presently in discussions with our clinical consultants to develop the specific new clinical trial parameters and protocols for the Destination Therapy trial which we intend to request from the FDA. However, there is no assurance that we will be able to convince the FDA to accept these changes.
     MicroMed plans to achieve commercial success by:
•	Expanding usage of the DeBakey VAD in foreign markets

•	Completing the BTT and DT clinical trials in the U.S.

•	Providing strong customer service and response to customer requests and needs for product enhancements

•	Continually upgrading the product line to maintain technological advantages over other products and competitors

•	Raising sufficient capital to accomplish MicroMed’s plans through the U.S. public capital markets
Research and Development
     Our research and development activities have been primarily focused on the development and pilot clinical trials of the DeBakey VAD. Since our inception in 1995 and through June 30, 2005 we have incurred research and development costs of approximately $64.3 million.
     Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, costs associated with the clinical trials of our product candidates, facility costs, supplies and materials, costs for consultants and related contract research and depreciation. We charge all research and development expenses to operations as they are incurred.
     In the future, the rate of spending on the DeBakey VAD system is likely to increase as additional clinical trials are performed.
     At this time, due to the risks inherent in the clinical trial process and given the stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of our current product candidates, as well as continue and expand our research programs.
     The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations.
Critical Accounting Policies
     Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe the following accounting policy to be critical to the judgments and estimates used in the preparation of our financial statements:
     Revenue Recognition. We recognize revenue from product sales and reimbursements for products used in our clinical trials in the U.S. Product sales consist of sales our DeBakey VAD ventricular assist devices and related equipment to international hospitals involved in heart transplantation, to customers with whom we have distribution agreements in certain international markets and to hospitals in the U.S. (for our DeBakey VAD Child product only, which is approved for sale in the U.S.). Under FDA rules, we are not allowed to sell products in the U.S. until such time as we receive a Pre-Market Approval for the products. We are allowed to receive reimbursement of expenses associated with our clinical trials, including our research and development expenses, with such reimbursements included in Revenues under the separate heading “Clinical Trial Reimbursements.” Product sales and clinical trial reimbursements are recognized as revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, title has passed (generally upon shipment), and collection is reasonably assured. We have no post-delivery obligations nor do our product sales contain multiple elements.
     Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend various terms to our customers, with payment terms from 30-180 days, depending on the customer and country, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collectibility problems to date. If the collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.
     Inventories. Inventory consists of raw materials, work in progress, and finished goods. Inventory is stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost includes the acquisition cost of raw materials and components and direct labor. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we can not recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.
     Stock-Based Compensation. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, allows us to adopt one of two methods of accounting for stock options. We have elected the method that requires disclosure only of stock-based compensation. Because of this election, we continue to account for our employee stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and the related interpretations. Under APB No. 25, no compensation expense is recorded for stock option grants to employees with an exercise price equal to or greater than the fair value of underlying stock as determined by our board of directors at the date of grant. For purposes of the SFAS No. 123 proforma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. Compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 as the fair value of the consideration received or the fair value of the equity instruments issued.
Recent Accounting Pronouncements
     In December 2004, the FASB issued FAS 123(R) Shared-Based Payment. The statement eliminates the ability to account for stock-based compensation using APB 25 and requires such transactions be recognized as compensation expense in the statement of operations based on their fair value on the date of grant, with the compensation expense recognized over the period in which an employee is required to provide service in exchange for the stock award. The statement is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005; in the event the Merger is consummated, MicroMed will adopt this statement on July 1, 2005 using a modified prospective application. As such, the compensation expense recognition provisions will apply to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, MicroMed will recognize compensation expense over the remaining vesting period. MicroMed is currently evaluating the impact of SFAS 123(R) on its financial condition and results of operation. In the event the Merger is consummated there will be no unvested options at the date of adoption, thus there will be no future compensation expense related to options granted as of December 31, 2004. Grants awarded subsequent to December 31, 2004 are expected to have a material effect on the results of operations.
     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify financial instruments that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on MicroMed.
     In April 2004, the FASB issued FSP FASB Statement of Accounting Standards (“FAS”) No. 129-1, “Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities,” to provide disclosure guidance for contingently convertible securities. MicroMed adopted the disclosure provisions in 2004 as they apply to MicroMed’s convertible redeemable preferred stock.
Results of Operations
Six Months Ended June 30, 2005 and 2004
Revenues
     We had revenues of $3.5 million for the six months ended June 30, 2005, as compared to revenues of $3.3 million for the same period in 2004. The revenues were higher due to $0.2 million more revenue from clinical trial reimbursements in the United States as a result of more sites being recruited to join the studies.
Research and Development
     Research and development expenses were $6.1 million for the six months ended June 30, 2005 versus $6.4 million for the six months ended June 30, 2004, representing a $0.3 million, or 5%, decrease. Significant components of the change are as follows (in millions):

	2005	2004	$ Change	% Change
Production	$2.0	$2.1	$(0.1)	-5%
Engineering and development	0.6	0.6	0.0	0%
Quality, clinical and regulatory	2.4	2.7	(0.3)	-11%
Sales and marketing	1.1	1.0	0.1	10%

	$6.1	$6.4

•	Quality, Clinical and Regulatory costs have decreased due to lower travel related expenses in the United States and Europe, along with lower salaries as a result of the departure of several employees.
General and Administrative
     General and administrative expenses were $1.8 million for the six months ended June 30, 2005 versus $1.1 million for the six months ended June 30, 2004, representing a $0.7 million, or 64%, increase. The increase was due to higher legal and accounting costs associated with the reverse merger with Salmon Express and severance payments to our former Chief Executive Officer.
Interest Expense
     Interest expense was $0.3 million for the six months ended June 30, 2005 versus $34,000 for the six months ended June 30, 2004. The increase was due to interest on the Venture Lending & Leasing loan entered into in 2004, our Bridge Loans entered into in December 2004 and March 2005, and advances under the working capital line from Silicon Valley Bank (see “— Liquidity and Capital Resources”).
Convertible Preferred Stock Dividends and Accretion
     Convertible preferred stock dividends and accretion are attributable to our Series A, Series B, Series C and Series D Redeemable Convertible Preferred Stock (see Note 7 of the audited financial statements). Dividends and accretion related to our preferred stock remained consistent at $2.6 million for the six months ended June 30, 2005 and 2004.
Net Loss and Net Loss Per Share Available to Common Stockholders
     Net loss available to common stockholders increased to $7.4 million in the first six months of 2005 from $6.8 million in the same period of 2004. Net loss per share available to common stockholders increased to $476.72 in 2005 from $440.78 in 2004.
Years Ended December 31, 2004 and 2003
Revenues
     We had revenues of $5.9 million for the year ended December 31, 2004 versus revenues of $6.7 million in 2003. The decrease was due to lower revenues from international sales of $316,000 and lower clinical reimbursements in the United States of $450,000. International sales were down due to additional competition internationally, where two companies began clinical trials for VADs and were providing their products at little or no charge to several hospitals. Clinical reimbursements were down in the United States due to slower than expected implant rates in our BTT and DT clinical trials.
Research and Development
     Research and development expenses were $12.3 million for the year ended December 31, 2004 versus $11.1 million for the year ended December 31, 2003, representing a $1.2 million, or 11%, increase. Significant components of the change are as follows (in millions):

			$	%
	2004	2003	Change	Change
Production	$3.7	$3.8	$(0.1)	(2%)
Engineering and development	1.8	1.5	0.3	20%
Quality, clinical and regulatory	3.6	2.5	1.1	44%
Sales and marketing	3.2	3.3	(0.1)	(3%)

Total	$12.3	$11.1

•	Engineering and development costs increased due to a write off of approximately $0.5 million of controllers that were returned with the Carmeda® coated VADs. Although the controllers were new and in working condition, we had instituted several engineering design changes which improved the controller to the point where we believed our customers would not want to use the older controllers.

•	Quality, clinical, and regulatory expenses consist of the expenses associated with maintaining our quality systems, the costs of our clinical trials, including travel and fees and expenses of our third-party Clinical Research Organization, or CRO, and clinical trial monitoring costs, and the costs associated with dealing with the FDA, as well as other regulatory agencies around the world. The increase was due to expanded clinical trial activity in the U.S., particularly fees and expenses related to our CRO.
General and Administrative
     General and administrative expenses were $2.5 million for the year ended December 31, 2004 versus $1.9 million for the year ended December 31, 2003, representing a $0.6 million, or 32%, increase. The increase was due to higher personnel expenses, higher recruiting expenses and higher legal and travel expenses in 2004 associated with a private placement process that was terminated in the later half of the year.

Interest Income
     Interest income was $0.1 million for the year ended December 31, 2004 compared to $0.1 million for the year ended December 31, 2003.
Interest Expense
     Interest expense was $0.2 million for the year ended December 31, 2004 versus $0 for the year ended December 31, 2003. The increase was due to interest on the Venture Lending & Leasing loan entered into in 2004 along with advances under the working capital line from Silicon Valley Bank (see “Liquidity and Capital Resources”).
Convertible Preferred Stock Dividends and Accretion
     Convertible preferred stock dividends and accretion are attributable to our Series A, Series B, Series C and Series D Redeemable Convertible Preferred Stock (see Note 7 of the audited financial statements). Dividends and accretions related to our preferred stock remained consistent at $5.3 million for the years ended December 31, 2004 and 2003.
Net Loss and Net Loss Per Share Available to Common Stockholders
     Net loss available to common stockholders increased to $14.3 million in 2004 from $11.4 million in 2003. Net loss per share available to common stockholders increased to $918.32 in 2004 from $737.36 in 2003.
Restatement of Financial Statements
     Effective July 1, 2003, in connection with the adoption of SFAS No. 150, MicroMed treated its redeemable convertible preferred securities as mandatorily redeemable and recorded the securities as a liability with the related dividends and accretions accrued as interest expense. Upon additional evaluation of the terms of the redeemable convertible preferred stock in 2004, it was determined that the securities are contingently redeemable rather than mandatorily redeemable, and the related dividends should have remained as part of stockholders deficit and should not have been recorded as interest expense. Because the shares are contingently redeemable under terms not controlled by MicroMed, the redeemable convertible preferred stock is classified as mezzanine equity in accordance with Article 5-02.28 of Regulation S-X expanded by ASR 268. Accordingly, the financial statements as of December 31, 2003 have been restated for the correction of this error surrounding the redemption features of the redeemable convertible preferred securities. The restatement had no impact on net loss available to common stockholders; however, it did impact net loss. MicroMed has restated the statement of operations for the year ending December 31, 2003 as follows:

	As Reported	Adjustments	2003 Restated
Loss from operations	$(6,276,524)	$—	$(6,276,524)
Interest income	129,120	—	129,120
Interest expense	(2,675,922)	2,668,196	(7,726)

Net loss	(8,823,326)	2,668,196	(6,155,130)
Convertible preferred stock dividends	(2,621,922)	(2,668,196)	(5,290,118)

Net loss available to common shareholders	$(11,445,248)	$—	$(11,445,248)

Liquidity and Capital Resources
     As of June 30, 2005, cash and cash equivalents were $0.4 million. From our inception through June 30, 2005, we used approximately $57.0 million in cash for our operations. We have funded our cash requirements through the private sale of equity, debt and credit facilities.
     For the six months ended June 30, 2005, we used approximately $3.0 million in cash for operations principally as a result of a net loss of $4.8 million, along with net changes in other operating assets and liabilities of $1.5 million , principally as a result of lower payments on accounts payable due to our lower cash position, offset by non-cash charges of $0.1 million for deprecation.
     We used minimal cash in investing activities. We expect to continue to invest in our infrastructure,

including property and equipment to support our operations. We anticipate that we will spend approximately $100,000 in fiscal 2005 on capital expenditures.
     Financing activities provided cash of $2.8 million during the six months ended June 30, 2005, primarily from the receipt of proceeds of $3.5 million from a bridge loan with certain stockholders (see below). These inflows were partially offset by net payments of $1.0 million on the long-term note and credit facility during the six months.
     In May 2004, we received $2.5 million (net $2.4 million after initial $0.1 million prepayment of principal) from a loan agreement we executed in May 2004 with Venture Lending & Leasing IV, Inc. (“VLL and the VLL Loan”). Pursuant to the VLL Loan agreement, we borrowed $2.5 million, repayable in monthly principal payments beginning in July 2004 and terminating in February 2007. Interest on the promissory note is 11.137%. Amounts outstanding under the line of credit are collateralized by a second lien on all of our assets, excluding our intellectual property. In connection with the VLL Loan, we agreed to issue to VLL a warrant to purchase $275,000 of our Series D preferred stock, which will be converted into a warrant to purchase $275,000 of our common stock at a later date. The warrant was issued to VLL on May 31, 2005. We were in default of the VLL Loan agreement as of August 1, 2005 due to non-payment of our August payment. VLL agreed to waive the event of default for non-payment for a period of two months, with payments to VLL commencing again starting October 1, 2005.
     In July 2004, we entered into a $4.5 million loan agreement with Silicon Valley Bank, which replaced our working capital line of credit with Silicon Valley Bank. Under the revised loan agreement, a new working capital line of credit is available under a formula-based calculation applied to eligible accounts receivable. Interest on draws under the new working capital line ranges from the prime rate plus 1.25% to prime plus 1.5%, depending on our quick ratio at the time of the advance. The loan agreement also requires the payment of collateral handling fees that range from 0.15% to 0.50% (also dependent on our quick ratio). The collateral handling fees are applied monthly to the daily gross account balances. Amounts outstanding on the line of credit are collateralized by all of our assets, excluding our intellectual property. The terms and conditions of the line of credit prevent us from pledging our intellectual property but do not require any financial covenants. Availability under the line is based on the following formula: (1) 80% of the eligible U.S. accounts receivable, up to a maximum loan balance of $4 million, and (2) 80% of eligible foreign accounts receivable up to a maximum loan balance of $500,000. The revised loan agreement expires April 15, 2006. At June 30, 2005, we have availability under the working capital line and equipment line to draw an additional $3.9 million
     In December 2004, we entered into a loan agreement with several of our stockholders (the “2004 Bridge Loan”). Under the terms of the 2004 Bridge Loan, we may borrow up to $3 million (the “Loan Commitment”) until August 31, 2005 (the “Loan Commitment Termination Date”), as amended. The notes issued under the 2004 Bridge Loan, as amended, are unsecured, bear interest at prime plus 3% and are convertible into shares of our capital stock. As of June 30, 2005, we had fully utilized the entire 2004 Bridge Loan.
     In March 2005, we executed a bridge loan agreement with the same stockholders that were party to the 2004 Bridge Loan (the “2005 Bridge Loan”). Under the terms of the 2005 Bridge Loan, we may borrow up to $1.5 million (“2005 Loan Commitment”) with terms identical to those of the notes issued under the 2004 Bridge Loan including the commitment to issue warrants to purchase common stock to the stockholders on the unutilized portion of the 2005 Bridge Loan at the expiration date, August 31, 2005, as amended. As of June 30, 2005, we have utilized all amounts available under the 2005 Bridge Loan, therefore, we did not issue any warrants.
     As consideration to the lenders for making both the Loan Commitment and the 2005 Loan Commitment, we agreed to issue warrants to purchase common stock to each lender in an amount equal (rounded down to the nearest whole number) to the quotient of (x) the product of (A) .25 and (B) the amount of the Loan Commitment from that lender that we do not borrow prior to the earlier of the Loan Commitment Termination Date and a sale of MicroMed by asset sale, merger or other business combination (“Business Combination”) and (y) the Exercise Price (as defined below). The warrants are to be issued promptly following the Loan Commitment Termination Date or, if we complete a Business Combination prior to the Loan Commitment Termination Date, the warrants shall be issued prior to the Business Combination. For purposes of the 2004 Bridge Loan and the 2005 Bridge Loan, “Exercise Price” means $0.7721 per share (appropriately adjusted for any stock dividends, stock splits, reverse stock splits, recapitalizations and similar transactions (“Recapitalizations”), subject to further adjustment as provided in the agreement. In the event all of the Loan Commitment and 2005 Loan Commitment is drawn, no warrants will be issued with respect to the 2004 and 2005 Bridge Loans. We did not issue warrants related to unutilized 2004 or 2005 Bridge Loan Commitments since we utilized all amounts available under the Loan Commitment and 2005 Loan Commitment.
     Notwithstanding the provisions of described above, if prior to issuing the warrants as contemplated by the

2004 and 2005 Bridge Loans, we have not completed a recapitalization whereby all shares of our preferred stock outstanding on the date of the agreement are converted into common stock, then, in lieu of issuing warrants to purchase common stock, we will issue warrants to purchase preferred stock exercisable for a new series of preferred. The warrants to issue preferred stock shall be issued to each lender in an amount equal (rounded down to the nearest whole number) to the quotient of (x) the product of (A) .25 and (B) the amount of Loan Commitment from that lender that we do not borrow prior to the earlier of the Loan Commitment Termination Date and a Business Combination and (y) $5.00. The new series of preferred stock (i) will have a liquidation preference of $5.00 per share prior to distributions on any other series or class, (ii) will convert into a number of shares of common stock equal to the quotient of (x) $5.00 and (y) the Exercise Price, and (iii) otherwise will have terms as nearly as possible identical to our existing Series D Preferred Stock.
     In the event we complete an equity financing of at least $2 million on or prior to the Loan Commitment Termination Date, and in that financing we issue securities with a common stock equivalent price per share lower than the Exercise Price, then the Exercise Price for the warrants shall be reduced to the Common Stock equivalent price per share of securities issued in that financing, and appropriate adjustments to the number of shares issuable on exercise of the warrants shall be made as provided in the warrants.
     Immediately prior to the closing of the Merger, MicroMed Technology closed the Private Placement, upon which it received gross proceeds of $4,991,683. MicroMed Technology engaged Hunter as its placement agent in connection with the Private Placement. Each investor in the Private Placement purchased shares of MicroMed Technology common stock at $1.33 per share and seven-year warrants, exercisable one year after the date of issuance, to purchase 60% of the common stock purchased by such investor in the Private Placement at a per share exercise price of $1.33. The warrants are redeemable by the Company, at the Company’s option, under certain circumstances at any time after one year from the date of issuance. The Company agreed to file a registration statement covering the securities sold in the Private Placement within 30 days of the closing of the Merger. As partial consideration for services rendered further to the Private Placement, Hunter was issued 300,000 shares of MicroMed Technology’s common stock.
     Our common stock is currently listed for quotation on the OTCBB under the symbol “MMCV.”
     We currently occupy approximately 22,000 square feet of space under a lease which expires on May 31, 2007. The lease may be canceled by us by giving the landlord 30 days notice prior to May 31 of any of the remaining years of the lease. This space supports our immediate operational activities. As we expand our leased space to support our growth, our occupancy costs will increase.
     We expect our cash requirements to increase significantly during the next 12 months as we expand our U.S. clinical trial efforts, expand our technical support staff, develop our administrative support activities and expand our international marketing efforts. Additionally, as we achieve projected growth in revenues, we anticipate significant working capital requirements, capital expenditures and investments in our infrastructure. The amount and timing of cash requirements will depend on market acceptance of our products, if any, and the resources we devote to developing and supporting our products. We believe that we will have sufficient cash and cash equivalents to meet projected operating requirements for at least through the end of 2005. We will need to seek additional funds from public and private stock offerings, borrowings under credit lines or other sources. We cannot be certain that additional capital will be available on favorable term, or at all. If adequate funds are unavailable, we may be required to scale back or discontinue our product development program or clinical trials, or obtain funds through strategic alliances that may require us to relinquish rights to certain of our technologies.
Contractual Obligations
     Below is a table setting forth our contractual obligations as of December 31, 2004:

		Less than			More than
	Total	One Year	1-3 Years	4-5 Years	5 years
Operating Leases	$233,811	$233,811	$—	$—	$—

Notes Payable	$1,177,472	$1,177,472	—	—	—

		Less than			More than
	Total	One Year	1-3 Years	4-5 Years	5 years
Bridge loans with stockholders	$1,000,000	$1,000,000	—	—	—

Long-term debt	$2,162,015	$927,945	$1,234,070	—	—

TOTAL	$4,573,928	$3,339,228	$1,234,070	$—	$—

     As of June 30, 2005, our Bridge loans with stockholders due in less than one year increased to $4.5 million.
Off-Balance Sheet Arrangements
     As of June 30, 2005, we had no off-balance sheet arrangements.
Anticipated Liquidity and Capital Resources Following the Merger
     We assumed MicroMed Technology’s assets and liabilities following the Merger. Prior to the Merger, MicroMed Technology completed the Private Placement of $4,991,683, in addition to the conversion of approximately $4.5 million of convertible notes issued in connection with the 2004 and 2005 Bridge Loans, prior to the closing of the Merger. Therefore, we believe that we will have sufficient cash and cash equivalents to meet projected operating requirements for at least through the end of 2005. There can be no assurance that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could harm the our business, results of operations and financial condition.
MANAGEMENT
Directors and Executive Officers
     Our Directors and Executive Officers as of August 25, 2005 are as follows.

Name	Age	Position
Travis E. Baugh	50	President, Chief Executive Officer, Director
Betty Silverstein Russell	55	Executive Vice President, Marketing, Chief Operating Officer
Robert J. Benkowski	40	Senior Vice President, Engineering
Timothy R. Placek	53	Senior Vice President, Regulatory Affairs, Clinical Affairs and Quality Systems
Michael A. Rutledge	35	Vice President, Controller
Dallas W. Anderson	64	Director and Chairman of the Board
Paul M. Frison	68	Director
Norwick B.H. Goodspeed	55	Director
Phyllis Haberman	56	Director
Cornelius T. Ryan	73	Director
Martin P. Sutter	50	Director
     TRAVIS E. BAUGH became MicroMed Technology’s President, Chief Executive Officer and a Director in January 2005. Mr. Baugh served as MicroMed Technology’s Executive Vice President, Finance and Operations from October 2003 until January 2005 and has served as its Chief Financial Officer since its inception in 1995. From MicroMed Technology’s inception to March 2003, Mr. Baugh served as a Director and also served as its Senior Vice President from its inception to October 2003. From 1991 to 1994, Mr. Baugh served as Senior Vice President and Chief Financial Officer of Grasso Corporation, a publicly traded company, where he also directly managed the activities of Medic Systems, a division of Grasso that provided remote paramedical services. Mr. Baugh was previously a Senior Accountant with Arthur Young & Company and is a Certified Public Accountant.
     BETTY SILVERSTEIN RUSSELL joined MicroMed Technology in August 2002 as its Executive Vice President of Marketing and Sales. In January 2005, Ms. Russell also became MicroMed’s Chief Operating Officer. From 2001 to 2002, Ms. Russell was Executive Vice President of CardiacAssist, Inc. From January 2000 to 2001, she served as Executive Vice President of Marketing and Sales of Biosense Webster, Inc., a subsidiary of Johnson and Johnson, Inc. From 1988 to 1999, she served as Senior Vice President of Thermo Cardiosystems, Inc. Ms. Russell received her Bachelor of Science in nursing from Georgia State University and her Master of Science in management and administration from Boston University. She is a member of Who’s Who in Professional and Executive Women, a contributing author to Biomedical Business International and a member of the guest facility in the Graduate School of Marketing at Boston College.
     ROBERT J. BENKOWSKI joined MicroMed Technology in August 1996 as its Director of Engineering and became its Vice President of Engineering in April 2000. In January 2005, Mr. Benkowski became Senior Vice President of Engineering. Mr. Benkowski’s background is in aerospace with an expertise in Computer Aided Design, Manufacturing and Engineering (CAD/CAM/CAE). He worked on the engineering of the B-1, C-17 and the CAD integration of the International Space Station. He began working on the DeBakey VAD project in 1990, first while working at NASA’s Johnson Space Center, then at Baylor College of Medicine as a member of Dr. DeBakey’s team. He is a co-inventor of the original NASA technology, our continuation-in-part patent, a pulsatile loop patent, a VAD controller patent, four suction detection and physiologic algorithm patent applications and a neonatal blood pump developed for another company. He has received numerous awards for his work in this area including being inducted into the United States Space Foundation’s “Space Technology Hall of Fame,” the Sezai Innovative Research Award, Olsen-Medforte Clinical Award, and the NASA Commercial Invention of the Year award.
     TIMOTHY R. PLACEK joined MicroMed Technology in March 1998 as its Director of Quality Assurance and, after serving as its Vice President of Quality Systems from February 2001 to December 2002, became its Vice President of Regulatory Affairs and Quality Systems in January 2003. Mr. Placek became Senior Vice President of Regulatory Affairs, Clinical Affairs and Quality Systems in October 2004. From 1997 to 1998, he served as Director of Regulatory Affairs and Quality Assurance for CardioLogic Systems, Inc., a manufacturer of Class III cardiovascular devices, where he coordinated IDE submissions and ISO 9000 and CE certification programs. From 1996 to 1997, he served as Manager of Quality Assurance and Configuration Control at Orthofix, Inc., a manufacturer of Class II and III bone growth stimulators and tissue to bone fixation devices. From 1994 to 1996, he served as Director of Quality Assurance and Regulatory Affairs for Everest & Jennings, Inc., a manufacturer of Class I and II durable medical devices.
     MICHAEL A. RUTLEDGE joined MicroMed Technology in March 2005 as its Vice President, Controller and Secretary. Mr. Rutledge joined Ernst & Young LLP in 1992 and worked there for 13 years in various capacities, most recently as a Senior Manager. Mr. Rutledge is a Certified Public Accountant.
     DALLAS W. ANDERSON has served as a director of MicroMed Technology since 1995. Mr. Anderson served as MicroMed’s President and Chief Executive Officer since its inception in 1995 until January 2005. From 1991 to 1994, Mr. Anderson served as President and Chief Executive Officer of Proclosure Inc., a medical device company involved in laser tissue (wound closure) fusion. From 1986 to 1990, he served as President, worldwide of Davis & Geck, medical device products division of American Cyanamid Company. Prior to that, Mr. Anderson worked for Baxter Healthcare as Director of Operations, New Products and with Johnson & Johnson in progressive levels of operations management.
     PAUL M. FRISON has served as a Director of MicroMed Technology since October 2002. Mr. Frison became President and Chief Executive Officer of the Houston Technology Center (“HTC”) in January 1999, a business accelerator for Houston-based emerging technology companies. Prior to HTC, Mr. Frison was President and/or CEO of three public companies (LifeMark (1975 — 1984), NYSE; ComputerCraft (1984 — 1986), NASDAQ; and LifeCell (1986 — 1999), NASDAQ), each technology based. He received his BA from Occidental College in Los Angeles, California and currently serves on the Board of Directors of the HTC, The Institute of Research and Rehabilitation (“TIRR”), The Entrepreneurship Institute, The Houston Entrepreneurs Foundation, The Lions Eye Foundation - Houston, Boy Scouts of America — Houston, Texas Council of AEA, Texchange, and the Advisory Council of the University of Houston — College of Technology.
     NORWICK B.H. GOODSPEED has served as a Director of MicroMed Technology since March 2003. Mr. Goodspeed is President and Chief Executive Officer of FlowCardia, Inc., where he has served since March 2004. From May 2000 to January 2004, he was President and Chief Executive Officer of TransVascular, Inc., an interveritional cardiology company acquired by Medtronic, Inc. in September 2003. From June 1997 to May 2000, he was President and Chief Executive Officer of Ocular Sciences, a publicly traded contact lens manufacturer. Previously, Mr. Goodspeed served as President of McGaw Inc. (a manufacturer of I.V. Solutions and a subsidiary of Ivax ) and President and Chief Executive Officer of Vical, Inc. (a gene therapy company). Earlier in his career, Mr. Goodspeed held executive positions with BOC Healthcare and Baxter. He holds an MBA degree from Stanford University and a BA from Yale University.
     PHYLLIS HABERMAN has served as a Director of MicroMed Technology since July 2004. Since 1998, Ms. Haberman has been a partner at Charterhouse Group, a private equity firm with over $1.3 billion currently under management. Ms. Haberman joined Charterhouse in 1985. Previously, Ms. Haberman held various financial and marketing positions at Celanese Corporation. She holds an MBA degree from Columbia University and a BS from

Simmons College.
     CORNELIUS T. RYAN has served as a Director of MicroMed Technology since July 2000. Mr. Ryan is a Founding General Partner with Oxford Bioscience Partners, a venture capital firm. Mr. Ryan has specialized in the healthcare field since 1981, when he co-founded Oxford. Previously, Mr. Ryan was President of AMR International, a private company in publishing and business education. He also served as President of GTE New Venture Corp., a wholly owned subsidiary of General Telephone and Electronics (“GTE”), and Vice President of Corporate Development and Strategic Planning. Previously, he co-founded RCC, a publicly traded computer services and financing company. Earlier, he was a Senior Associate and Technology consultant for Arthur D. Little, where he created a healthcare and medical device information service for Wall Street clients. He is the Founding Chairman of the Healthcare Services/Medical Devices Venture Investors’ Group. Mr. Ryan serves on the board of directors of QuadraMed Corporation.
     MARTIN P. SUTTER has served on the Board of Directors of MicroMed Technology since June 2002. Mr. Sutter has over 25 years of management experience in operations, marketing, finance and venture capital. He began his career with Peat Marwick, Mitchell & Co. in 1977 and moved to Mitchell Energy and Development Corp (“MEDC”) shortly thereafter, where he held various management positions primarily in MEDC’s chemical feedstock business segment. In 1984, he founded and managed The Woodlands Venture Capital company, a wholly-owned subsidiary of MEDC, and the Woodlands Venture Partners, an independent venture capital partnership was formed in 1988. During his tenure with both organizations, he founded and/or played a key role in the financing of a number of successful healthcare companies. Mr. Sutter merged his venture practice with Essex Venture Partners to form Essex Woodlands Health Ventures in 1994. Essex Woodlands Health Ventures is one of the oldest U.S. venture capital partnerships focused solely on healthcare and the life sciences, and has approximately $1 billion in capital under management. He currently serves on the Board of Directors of BioForm Medical, Confluent Surgical, EluSys Therapeutics, LifeCell Corporation (NASDAQ: “LIFC”), and Rinat Neuroscience.
Medical Advisory Board
     DR. MICHAEL E. DEBAKEY, Chairman, Co-Principal Investigator of the Bridge-to-Transplant trial, is Chancellor Emeritus of Baylor College of Medicine and Director of the DeBakey Heart Center of Baylor and the Methodist Hospital in Houston, Texas. Dr. DeBakey’s surgical career has earned him worldwide recognition as a premier surgeon, medical inventor and innovator, a gifted and dedicated medical educator and an international medical statesman. He joined the Baylor College of Medicine faculty in 1948, serving as Chairman of the Department of Surgery until 1993 and as President of the College from 1969 to 1979. Dr. DeBakey is best known for his innovations in treating cardiovascular disease. He was the first to perform successful excision and graft replacement of arterial aneurysms and obstructive lesions and was a pioneer in the development of an artificial heart, having been the first to use a heart pump successfully in a patient. Dr. DeBakey performed the first successful carotid endarterectomy, the first aortocoronary bypass with autogenous saphenous vein graft. He is the recipient of numerous honorary degrees and citations from universities and heads of state around the world, including the Medal of Freedom (the highest honor the President of the United States can bestow on a civilian), the Medal of Science and the Lasker Award (the American equivalent of the Nobel Prize). Dr. DeBakey has published more than 1,300 medical articles and books on various aspects of surgery, medical research and ethics.
     DR. GEORGE P. NOON, Co-Principal Investigator, Bridge to Transplant Trial, has been a key member of the DeBakey VAD development team since inception of the project. Dr. Noon is Executive Director, Multi-Organ Transplant Center at Methodist Hospital and Chief, Division of Transplant and Assist Devices/Professor of Surgery at Baylor College of Medicine in Houston. Dr. Noon is a practicing cardiovascular surgeon at Methodist Hospital in Houston, where he has performed countless heart, lung and kidney transplants. He also served as a Principal Investigator for the Novacor LVAS clinical trials and is a recipient of the NASA Space Technology Hall of Fame Award.
     DR. ERIC A. ROSE, M.D., Principal Investigator, Destination Therapy Trial, is the Morris and Rose Milstein, Johnson & Johnson Professor of Surgery and Chairman of the Department of Surgery at Columbia University College of Physicians and Surgeons, and Surgeon-in-Chief at the Columbia Presbyterian Medical Center. Dr. Rose has been on the faculty at Columbia since 1982 after receiving his M.D. from and doing his residency training there. He is board certified by the American Board of Thoracic Surgery and the American Board of Surgery. Dr. Rose was the Principal Investigator for the landmark REMATCH trial comparing Destination Therapy with a VAD to optimal Medical Therapy in end stage heart failure patients. His research interests include: novel anticoagulants, vascular biology, mechanical alternatives to transplantation, surgical clinical trials and outcomes research. Dr. Rose holds several patents in the area of blood coagulation including patents for Fibrin Glue, Inhibition of Thrombosis due to extracorporeal circulation, methods for improving stroke outcome and a method of inhibiting clot formation (inactive recombinant meutein). Dr. Rose has received multiple honors over his career and belongs to 15 regional, national and international medical societies. He has been the primary author of two books and has numerous publications in prestigious medical journals. Dr. Rose’s clinical experience, expertise in blood surface reactions and widespread recognition will ensure MicroMed’s Destination Therapy Trial, known as Destination Evaluation of Long Term Assist (“DELTA”), is one that not only provides data needed for market approval, but also one that has significant scientific impact on the entire VAD community.
Family Relationships
     None.
Executive Compensation
     The following table presents summary information for the years ended December 31, 2004, 2003 and 2002 regarding the compensation of each of MicroMed Technology’s five most highly compensated executive officers.

					Long Term Compensation
					Awards		Payouts
				Other Annual	Restricted	Securities		All Other
		Annual Compensation		Compensation	Stock	Underling	LTIP	Compensation
Name and Position	Year	Salary ($)	Bonus ($)	($) (4)	Awards ($)	Options/SARS (#)	Payouts ($)	($) (4)
Dallas W. Anderson (1)	2004	286,000	—	—	—	—	—	4,295
President and Chief	2003	283,885	64,350	—	—	—	—	4,295
Executive Officer	2002	262,981	13,750	—	—	—	—	4,295

Travis E. Baugh (1)	2004	192,000	—	—	—	—	—	—
Executive Vice President,	2003	182,946	54,600	—	—	—	—	—
Finance and Operations	2002	192,500	17,500	—	—	—	—	—

Betty Silverstein Russell (2)	2004	200,000	—	—	—	—	—	—
Executive Vice President of	2003	200,000	50,000	—	—	—	—	—
Marketing and Sales	2002	69,231	50,000	20,324	—	—	—	—

Edward R. Teitel (3)	2004	175,000	—	—	—	—	—	—
Senior Vice President and	2003	175,000	26,250	—	—	—	—	—
Chief Medical Officer	2002	67,308	10,000	—	—	—	—	—

Robert J. Benkowski	2004	167,212	—	—	—	—	—	—
Vice President of	2003	166,000	25,000	—	—	—	—	—
Engineering	2002	159,612	12,731	—	—	—	—	—

Timothy R. Placek	2004	147,539	—	—	—	—	—	—
Senior Vice President of	2003	137,692	30,000	—	—	—	—	—
Regulatory Affairs, Clinical	2002	122,169	13,822	—	—	—	—	—
Affairs and Quality Systems

(1)	On January 20, 2005, Mr. Baugh was elected President and Chief Executive Officer and Mr. Anderson retired.

(2)	Ms. Russell joined MicroMed in August 2002. Her base salary for 2002 reflects compensation at an annualized rate of $188,000 for the portion of the year that she was an employee.

(3)	Mr. Teitel joined MicroMed in August 2002. His base salary for 2002 reflects compensation at an annualized rate of $165,000 for the portion of the year that he was an employee.

(4)	Other compensation during 2004, 2003 and 2002 represents premiums paid by MicroMed for personal life insurance for Mr. Anderson and relocation expenses for Ms. Russell.
Option Grants in 2004
     There were no option grants in 2004.
Aggregated Option Exercises in 2004 and Option Values at December 31, 2004
     The following table presents information about the number and value of the shares of common stock underlying unexercised options that are held by each of the individuals listed in the summary compensation table as of December 31, 2004.

     There were no option exercises in 2004 by the individuals listed in the summary compensation table.
     Amounts shown under the column “Value of Unexercised In-the-Money Options at December 31, 2004” are based on the assumed fair market value of MicroMed Technology common stock on December 31, 2004 of $0.03 per share, without taking into account any taxes that may be payable in connection with the Merger, less the exercise price payable for these shares.

			Number of Securities
	Shares		Underlying Unexercised Options		Value of Unexercised In-The-Money Options at
	Acquired on	Value	at December 31, 2004		December 31, 2004
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Dallas W. Anderson	—	—	1,405,002	367,045	—	—

Travis E. Baugh	—	—	563,824	144,995	—	—

Betty Silverstein Russell	—	—	450,000	150,000	—	—

Edward R. Teitel	—	—	187,500	62,500	—	—

Robert J. Benkowski	—	—	437,500	112,500	—	—

Timothy R. Placek	—	—	216,250	58,750	—	—
Employment Agreements and Severance Arrangements
     MicroMed Technology is a party to employment agreements with its senior executive officers, including Dallas W. Anderson, Travis E. Baugh, Robert J. Benkowski, Timothy R. Placek and Betty Silverstein Russell. Mr. Anderson and Mr. Baugh’s employment agreements were amended effective March 1, 2000. Mr. Benkowski and Mr. Placek’s employment agreements were amended effective March 31, 2000. Mr. Teitel’s employment agreement was amended effective August 5, 2002 and Ms. Russell’s employment agreement was amended effective August 19, 2002.
     As amended, the employment agreements of Dallas W. Anderson and Travis E. Baugh provide that each of Messrs. Anderson and Baugh are entitled to receive a sum equal to their annual salary, payable either in monthly payments or in a lump sum at the election of MicroMed Technology, upon any termination without cause. The same amount would become due to Mr. Anderson or Mr. Baugh, as the case may be, in the event of a change of control of MicroMed, which is defined to include a merger or consolidation, or an agreement to merge or consolidate, a sale, or an agreement to sell, all or substantially all of MicroMed’s assets, the dissolution of MicroMed and the breach by MicroMed of any provision of the employment agreement.
     On January 20, 2005, Mr. Anderson retired and was granted a severance payment of an aggregate $429,000 to be paid to Mr. Anderson in nine monthly installments of $47,667, the first of which was made in January 2005.
     As amended, the employment agreement of Robert J. Benkowski provides that he will be entitled to receive a sum equal to his annual salary, payable in 12 monthly payments, upon any termination without cause. As amended, the employment agreement of Timothy R. Placek provides that he will be entitled to receive a sum equal to one half of his annual salary, payable in six monthly payments, upon any termination without cause. While termination without cause is not defined in the employment agreement of either Mr. Benkowski or Mr. Placek, termination for cause in both employment agreements includes (i) a conviction or guilty plea or plea of nolo contendere to a charge that the employee has committed a crime under any federal, state or local law in the United States, (ii) employee’s gross neglect of the duties of his position, (iii) employee’s failure to work exclusively for MicroMed Technology, (iv) willful misconduct, (v) commission of an act of moral turpitude, dishonesty, theft or unethical business conduct, or conduct that impairs or injures MicroMed Technology, any MicroMed Technology employee or MicroMed Technology’s reputation, (vi) disloyalty, including, but not limited to, aiding a competitor, (vii) any material breach of the employment agreement or MicroMed Technology ‘s policies or rules, or (viii) employee’s failure to fully and truthfully cooperate in any investigation by MicroMed Technology.
     As amended, the employment agreement of Betty Silverstein Russell provides that she is entitled to receive a sum equal to her annual salary, payable in bi-weekly payments, upon any termination without cause. While termination without cause is not defined in the employment agreement of Ms. Russell, termination for cause in the employment agreement includes (i) a guilty plea or plea of nolo contendere to a charge that she has committed a felony under the laws of the United States, (ii) the commission of acts amounting to gross neglect of the Ms. Russell’s duties to the material detriment of MicroMed Technology, or (iii) the material breach of provisions of the employment agreement by the Ms. Russell relating to her employment duties or certain aspects of the required treatment of, or disclosure relating to, the intellectual property of MicroMed Technology. Any of these events is capable of a cure upon proper notice to the employee by MicroMed Technology; however, if a cure is unavailing, theMs. Russell may be then terminated by MicroMed Technology for cause.
Option Plans
     MicroMed Technology 1997 Stock Option Plan
     MicroMed Technology’s 1997 Stock Option Plan (the “1997 Plan”) was adopted by MicroMed’s Board of Directors in 1997 and approved by its stockholders and assumed by us in connection with the Merger. The purpose of the 1997 Plan is to provide additional incentive to our officers, directors, other key employees and significant consultants by encouraging them to invest in shares of common stock, and thereby acquire a proprietary interest in MicroMed and an increased personal interest in our continued success and progress. The 1997 Plan may be administered by the Board of Directors or a Committee, which is appointed by the Board of Directors. The term “Committee” refers to either the Board of Directors or the Committee, depending on who is administering the Plan.
     The Committee will determine, among other things, which officers, directors, key employees, and consultants receive an option or options under the 1997 Plan, the type of option (incentive stock options or non-qualified stock options, or both) to be granted, the number of shares subject to each option, the rate of option exercisability, and, subject to certain other provisions to be discussed below, the option price and duration of this option.
     The Committee may, in its discretion, amend or supplement any of the option terms hereafter described, provided that if an incentive option is granted under the 1997 Plan, the option as amended or supplemented continues to be an incentive stock option.
     No individual may receive options under the 1997 Plan for more than 30% of the aggregate number of shares of common stock authorized for issuance under the 1997 Plan.
     The options granted under the 1997 Plan have an option price that may either be equal to the fair market value at the date of grant (in the case of incentive stock options) or at such other price determined by the Committee (in the case of non-qualified options). The option price for options intended to be incentive stock options under the 1997 Plan must be at least equal to 100% of the fair market value of the common stock as of the date the option is granted or, if the grantee is the holder of more than 10% of MicroMed’s capital stock, 110% of the fair market value of the common stock as of the date the option is granted. The fair market value will be determined by the Committee.
     In the event of a “change of control” as defined in the Plan, each optionee may exercise the total number of shares then subject to the option. Consequently, the Plan may be deemed to have certain “anti-takeover” and “anti-greenmail” effects. The Merger constituted a “change of control,” and, accordingly, the vesting of options to purchase 12,112 shares were accelerated in connection with the Merger.
     Subject to the discretion of the Committee, the stock options generally expire 10 years after the date they are granted, with certain exceptions. Options terminate three months after the date on which employment is terminated (whether such termination be voluntary or involuntary), other than by reason of death or disability, but not later than the scheduled termination date. The option terminates one year from the date of termination due to death or disability, but not later than the scheduled termination date.
     MicroMed Technology 2005 Stock Incentive Plan
     Prior to the closing of the Merger, MicroMed Technology’s Board of Directors and stockholders adopted the MicroMed Technology, Inc. 2005 Stock Incentive Plan (the “2005 Stock Incentive Plan”). This plan was assumed by us in connection with the Merger. The 2005 Stock Incentive Plan provides for the grant of up to 2,189,147 post-split shares of common stock pursuant to incentive stock options, nonqualified stock options, stock appreciation rights, common stock and units representing the right to receive shares of common stock under certain circumstances (“Stock Awards”) and other restricted stock awards and stock units for employees, non-employee directors, consultants and advisors.

     Incentive stock options may not be granted at less than the fair market value of MicroMed’s common stock at the date of grant. The options can be exercisable at various dates, as determined by the Board of Directors, or a committee designated by the Board of Directors (the “Committee”), and will expire no more than 10 years from the date of grant.
     Stock appreciation rights of a term of no more than 10 years and Stock Awards may be granted by the Board of Directors, or the Committee, with terms, conditions and limitations to be decided by the Board of Directors or the Committee. Options, stock appreciation rights and Stock Awards may be granted to consultants and non-employee directors, with terms, conditions and limitations to be decided by the Board of Directors or the Committee.
     Options granted under the 2005 Stock Incentive Plan are restricted as to transfer and may contain provisions relating to a change of control and various means of payment upon exercise. While grant documentation will govern the expiration and vesting of the various types of grants available under the 2005 Stock Incentive Plan, replacement options will expire on the earlier of the 10th anniversary of the grant date, and with respect to any exercisable portion of the grant, the expiration of 90 days following termination of employment for reasons other than death, disability or cause, the first anniversary of termination by reason of death or disability, the date of the termination of employment for cause and the date of termination for any reason.
Beneficial Ownership
     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Immediately prior to the closing of the Merger, MicroMed Technology had outstanding 17,013,145 shares of common stock, options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock. Immediately after the closing of the Merger, MicroMed Cardiovascular had 18,513,145 outstanding shares of common stock (excluding the Escrow Shares), options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock.
     The following table sets forth certain information with respect to beneficial ownership of the Company common stock as of the date of this prospectus based on 18,513,145 outstanding shares of common stock (excluding the Escrow Shares), by (i) each director, (ii) each executive officer, (iii) all directors and executive officers as a group, and (iv) each person who beneficially owns more than five percent of the Company’s common stock. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table, the address of each stockholder listed in the table is c/o MicroMed Cardiovascular, Inc., 8965 Interchange Drive, Houston, TX 77054.

		Number of Shares
Title Of Class	Name and Address of Beneficial Owner	Beneficially Owned		Percent of Class
	Directors and Executive Officers:

Common Stock	Travis E. Baugh	146,240	(1)	*
	President, Chief Executive Officer and Director
Common Stock	Betty Silverstein Russell	30,579	(2)	*
	Executive Vice President, Marketing
	Chief Operating Officer
Common Stock	Robert J. Benkowski	25,912	(3)	*
	Senior Vice President, Engineering
Common Stock	Timothy R. Placek	19,589	(4)	*
	Senior Vice President, Regulatory Affairs,
	Clinical Affairs and Quality Systems
Common Stock	Michael A. Rutledge	30,000	(5)	*
	Vice President, Controller
Common Stock	Dallas W. Anderson	9,347	(6)	*
	Director and Chairman of the Board

		Number of Shares
Title Of Class	Name and Address of Beneficial Owner	Beneficially Owned		Percent of Class
Common Stock	Paul M. Frison	4,241	(7)	*
	Director
Common Stock	Norwick B.H. Goodspeed	4,241	(8)	*
	Director
Common Stock	Phyllis Haberman	0	(9)	*
	Director
Common Stock	Cornelius T. Ryan	2,263,898	(10)	12.2%
	Director
Common Stock	Martin P. Sutter	2,098,869	(11)	11.3%
	Director
Common Stock	All directors and executive officers	4,632,916	(12)	24.8%
	as a group (12 persons)

	Five Percent Stockholders:

Common Stock	Oxford Bioscience Partners and affiliated entities	2,263,898	(10)	12.2%
	222 Berkeley St., Suite 1650
	Boston, MA 02116
Common Stock	SV Life Sciences	1,991,913	(13)	10.8%
	60 State Street, Suite 3650
	Boston, MA 02109
Common Stock	Charterhouse Equity Partners II, L.P.	3,914,324	(9)	21.1%
	1105 North Market Street, Suite 1300
	Wilmington, DE 19899
Common Stock	Essex Woodlands Health Ventures Fund IV, L.P.	2,098,869	(11)	11.3%
	10001 Woodloch Forest Drive
	The Woodlands, TX 77380
Common Stock	Mitsui & Co. Venture Partners	2,276,012	(14)	12.3%
	200 Park Avenue
	New York, NY 10166-0130
Common Stock	Hunter World Markets, Inc.	1,085,798	(15)	5.9%
	9300 Wilshire Blvd, Penthouse Suite
	Beverly Hills, CA 90212
Common Stock	Absolute Return Europe Fund LTD	1,503,759	(16)	8.1%
	c/o Iron Shore Corporate Services Limited
	P.O. Box 1234 GT Queensgate House
	South Church Street, Georgetown
	Grand Cayman

*	Indicates less than 1.0%

(1)	Includes options to purchase 30,911 shares of common stock exercisable within 60 days of the date of this prospectus.

(2)	Includes options to purchase 30,579 shares of common stock exercisable within 60 days of the date of this prospectus.

(3)	Includes options to purchase 25,427 shares of common stock exercisable within 60 days of the date of this prospectus.

(4)	Includes options to purchase 19,589 shares of common stock exercisable within 60 days of the date of this prospectus.

(5)	Includes options to purchase 30,000 shares of common stock exercisable within 60 days of the date of this prospectus.

(6)	Includes options to purchase 5,401 shares of common stock exercisable within 60 days of the date of this prospectus.

(7)	Includes options to purchase 4,241 shares of common stock exercisable within 60 days of the date of this prospectus.

(8)	Includes options to purchase 4,241 shares of common stock exercisable within 60 days of the date of this prospectus.

(9)	Charterhouse Equity Partners II, L.P. holds (“CEP II”) 3,914,324 shares, of which 3,779,376 shares of common stock and 718 warrants, which are currently exercisable, are held by Harvard Custom Manufacturing (“Harvard”), an entity controlled by CEP II. Ms. Haberman is an executive officer of Charterhouse Group, Inc. (“Charterhouse”), the sole stockholder of Charterhouse Equity II, Inc. (“Charterhouse Equity II”). Charterhouse Equity II is the general partner of CHUSA Equity Investors II, L.P. (“CHUSA Equity II”). CHUSA Equity II is the general partner of CEP II. Ms. Haberman does not have any voting or investment power over the shares held by CEP II or Harvard.

(10)	Includes 515,608 shares held by Oxford Bioscience Partners II L.P., 386,074 shares held by Oxford Bioscience Partners (Bermuda) II Limited Partnership, 312,641 shares held by Oxford Bioscience Partners (GS-Adjunct) II L.P., 136,184 shares held by Oxford Bioscience Partners (Adjunct) II L.P., 913,060 shares held by Oxford Bioscience Partners (Annex) II L.P., which includes 72,160 shares of Salmon common stock purchased from Salmon stockholders upon the closing of the Merger. Also includes 153 warrants to purchase common stock held by Oxford Bioscience Partners II L.P., 115 warrants held by Oxford Bioscience Partners (Bermuda) II Limited Partnership, 30 warrants held by Oxford Bioscience Partners (GS-Adjunct) II L.P., and 33 warrants held by Oxford Bioscience Partners (Adjunct) II L.P., which are currently exercisable. Mr. Ryan, a Director of MicroMed since 2002, is Founding General Partner with Oxford Bioscience Partners, which is the general partner of the foregoing funds. As a general Founding General Partner with Oxford Bioscience Partners, Mr. Ryan may be deemed to share voting and investment powers for the shares held by the foregoing funds. Mr. Ryan disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 33,834 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(11)	Includes 2,098,717 shares held by Essex Woodlands Health Ventures Fund IV L.P. Includes 152 warrants to purchase common stock, which are currently exercisable. As Managing Director of Essex Woodlands Health Ventures, Mr. Sutter may be deemed to share voting and investment powers for the shares held by the foregoing fund. Mr. Sutter disclaims beneficial ownership of the shares held by funds affiliated with Essex Woodlands Health Ventures except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 125,008 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(12)	Includes options to purchase 151,875 shares of common stock exercisable within 60 days of the date of this prospectus. Refer also to footnotes 1-11 above.

(13)	Includes 1,258,773 shares held by Schroder Ventures International Life Sciences Fund LP1, 279,726 shares held by Schroder Ventures International Life Sciences Fund LP2, 443,088 shares held by Schroder Ventures International Life Sciences Fund Trust and 9,959 shares held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme (together, the “Schroder entities”). Also includes 231 warrants to purchase common stock held by Schroder Ventures International Life Sciences Fund LP1, 52 warrants held by Schroder Ventures International Life Sciences Fund LP2, 82 warrants held by Schroder Ventures International Life Sciences Fund Trust and 2 warrants held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme, which are currently exercisable. Schroder Venture Managers Limited (“SVML”) is the fund manager for all of the Schroder entities. James Garvey serves on the investment committee of SV Life Sciences Advisors Limited (“SVLSA”), which acts as the fund advisor to SVML. The investment committee of SVML has voting and dispositive power over these shares. Mr. Garvey is also a special limited partner in the Schroder entities. Mr. Garvey disclaims beneficial ownership of the shares held the Schroder entities, except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 73,299 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(14)	Koichi Ando is the Chief Executive Officer of Mitsui & Co. Venture Partners. As the Chief Executive Officer, Mr. Ando may be deemed to have voting and investment power over the shares held by Mitsui & Co. Venture Partners. Mr. Ando disclaims beneficial ownership of the shares held by Mitsui & Co. Venture Partners except to the extent of his pecuniary interest therein. Excludes warrants to purchase 45,113 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(15)	Todd M. Ficeto is President, Chief Executive Officer, and control person of Hunter World Markets, Inc. and may be deemed to have voting and investment power over the shares held by Hunter World Markets, Inc. Mr. Ficeto disclaims beneficial ownership of the shares held by Hunter World Markets, Inc. except to the extent of his pecuniary interest therein. Excludes warrants to purchase 1,804,511 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(16)	As Investment Manager and control person of Absolute Return Europe Fund LTD, Florian Homm may be deemed to have voting and investment powers for the shares held by the foregoing funds. Mr. Homm disclaims beneficial ownership of the shares held by foregoing funds except to the extent of his proportionate pecuniary interest therein.
Indemnification of Directors and Executive Officers and Limitation of Liability
     Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
     Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the our bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.
     We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     We may enter into indemnification agreements with each of its directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:
•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.
     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
CHANGE IN ACCOUNTANTS
     On August 18, 2005, following approval from our Board of Directors, we dismissed Morgan & Company (“Morgan”) as our independent registered public accounting firm. Morgan audited Salmon’s financial statements for the fiscal year ended November 30, 2004.
     Morgan’s report on the Salmon’s financial statements for the fiscal year ended November 30, 2004 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to audit scope or accounting principles. The report of Morgan for the fiscal year ended November 30, 2004 was qualified in that adverse financial conditions identified by Morgan raised substantial doubt about the Salmon’s ability to continue as a going-concern. During the most recent fiscal year (Morgan did not audit Salmon’s financial statements for the period from its inception on February 20, 2003 to November 30, 2003) and in the subsequent interim periods through the date of this Report, (i) there were no disagreements between the Salmon and Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The decision to replace Morgan was not the result of any disagreement between Morgan and the Salmon on any matter of accounting principle or practice, financial statement disclosure or audit procedure. The Board of Directors deemed it in our best interests to change independent registered public accounting firms following the closing of the Merger.
     On August 18, 2005, our Board of Directors approved the appointment of Ernst & Young LLP, as our independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2005. Prior to the Merger, Ernst & Young LLP served as the independent registered public accounting firm for MicroMed Technology, who was the acquiring person for accounting purposes in the Merger.

SELLING STOCKHOLDERS
     Except as indicated, the selling shareholders listed in this prospectus are offering all of the 7,090,830 shares of common stock offered. The following table provides as of August 10, 2005 information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:
(1)	the number of shares owned by each prior to this offering;

(2)	the total number of shares that are to be offered for each;

(3)	the total number of shares that will be owned by each upon completion of the offering; and

(4)	the percentage owned by each upon completion of the offering.

						Percentage of
			Percentage of		Number of Shares of	Shares of Common
	Number of Shares of		Shares of Common	Number of Shares of	Common stock	Stock Beneficially
	Common Stock		Stock Beneficially	Common Stock	Beneficially Owned	Owned After
	Beneficially Owned		Owned Prior to the	Registered for Sale	After Completion of	Completion of the
Name and Address of Selling Shareholder	Prior to Offering		Offering (1)	Hereby	the Offering (2)	Offering (2)
Hunter World Markets, Inc. 9300 Wilshire Blvd, Penthouse Suite Beverly Hills, CA 90212	1,065,798	(3)	5.8%	2,870,309	—	*
Todd M. Ficeto, Custodian for Hunter M. Ficeto(4) 9300 Wilshire Blvd, Penthouse Suite Beverly Hills, CA 90212	20,000		*	20,000	—	*
Absolute Return Europe Fund LTD c/o Iron Shore Corporate Services Limited P.O. Box 1234 GT Queensgate House South Church Street, Georgetown Grand Cayman	1,503,759	(5)	8.1%	1,503,759	—	*
European Catalyst Fund LTD c/o Iron Shore Corporate Services Limited P.O. Box 1234 GT Queensgate House South Church Street, Georgetown Grand Cayman	751,880	(6)	4.1%	751,880	—	*
Absolute Octane Fund LTD c/o Iron Shore Corporate Services Limited P.O. Box 1234 GT Queensgate House South Church Street, Georgetown Grand Cayman	751,880	(7)	4.1%	751,880	—	*
Oxford Bioscience Partners and affiliated entities 222 Berkeley St., Suite 1650 Boston, MA 02116	2,263,898	(8)	12.2%	90,225	2,173,673	10.5%
SV Life Sciences 60 State Street, Suite 3650 Boston, MA 02109	1,991,913	(9)	10.8%	195,464	1,796,449	8.7%
Essex Woodlands Health Ventures Fund IV, L.P. 10001 Woodloch Forest Drive The Woodlands, TX 77380	2,098,869	(10)	11.3%	333,355	1,765,514	8.5%
Mitsui & Co. Venture Partners 200 Park Avenue New York, NY 10166-0130	2,276,012	(11)	12.3%	120,301	2,155,711	10.4%
Harvard Custom Manufacturing, LLC 1105 North Market Street, Suite 1300 Wilmington, DE 19899	3,780,094	(12)	20.4%	453,656	3,326,438	16.0%

* Less than 1 percent.
(1)	Based on 18,513,145 shares of common stock outstanding excluding the Escrow Shares

(2)	Based in 20,765,031 shares of common stock outstanding after the completion of the offering, which includes shares underlying warrants to purchase 2,251,886 shares of common stock at $1.33 per share commencing August 10, 2006. Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.
(3)	Todd M. Ficeto is President, Chief Executive Officer, and control person of Hunter World Markets, Inc. and may be deemed to have voting and investment power over the shares held by Hunter World Markets, Inc. Mr. Ficeto disclaims beneficial ownership of the shares held by Hunter World Markets, Inc. except to the extent of his pecuniary interest therein. Excludes warrants to purchase 1,804,511 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.
(4)	Todd Ficeto is control person of shares held in custodianship for Hunter M. Ficeto. Todd Ficeto is the father of Hunter M. Ficeto.
(5)	As Investment Manager and control person of Absolute Return Europe Fund LTD, Florian Homm may be deemed to have voting and investment powers for the shares held by the foregoing funds. Mr. Homm disclaims beneficial ownership of the shares held by foregoing funds except to the extent of his proportionate pecuniary interest therein.
(6)	As Investment Manager and control person of European Catalyst Fund LTD, Darius Parsi may be deemed to have voting and investment powers for the shares held by the foregoing funds. Mr. Parsi disclaims beneficial ownership of the shares held by foregoing funds except to the extent of his proportionate pecuniary interest therein.
(7)	As Investment Manager and control person of Absolute Octane Fund LTD, Peter Ondrousek may be deemed to have voting and investment powers for the shares held by the foregoing funds. Mr. Ondrousek disclaims beneficial ownership of the shares held by foregoing funds except to the extent of his proportionate pecuniary interest therein.
(8)	Includes 515,608 shares held by Oxford Bioscience Partners II L.P., 386,074 shares held by Oxford Bioscience Partners (Bermuda) II Limited Partnership, 312,641 shares held by Oxford Bioscience Partners (GS-Adjunct) II L.P., 136,184 shares held by Oxford Bioscience Partners (Adjunct) II L.P., 913,060 shares held by Oxford Bioscience Partners (Annex) II L.P., which includes 72,160 shares of Salmon common stock purchased from Salmon stockholders upon the closing of the Merger. Also includes 153 warrants to purchase common stock held by Oxford Bioscience Partners II L.P., 115 warrants held by Oxford Bioscience Partners (Bermuda) II Limited Partnership, 30 warrants held by Oxford Bioscience Partners (GS-Adjunct) II L.P., and 33 warrants held by Oxford Bioscience Partners (Adjunct) II L.P., which are currently exercisable. Mr. Ryan, a Director of MicroMed since 2002, is Founding General Partner with Oxford Bioscience Partners, which is the general partner of the foregoing funds. As a general Founding General Partner with Oxford Bioscience Partners, Mr. Ryan may be deemed to share voting and investment powers for the shares held by the foregoing funds. Mr. Ryan disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 33,834 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.
(9)	Includes 1,258,773 shares held by Schroder Ventures International Life Sciences Fund LP1, 279,726 shares held by Schroder Ventures International Life Sciences Fund LP2, 443,088 shares held by Schroder Ventures International Life Sciences Fund Trust and 9,959 shares held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme (together, the “Schroder entities”). Also includes 231 warrants to purchase common stock held by Schroder Ventures International Life Sciences Fund LP1, 52 warrants held by Schroder Ventures International Life Sciences Fund LP2, 82 warrants held by Schroder Ventures International Life Sciences Fund Trust and 2 warrants held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme, which are currently exercisable. Schroder Venture Managers Limited (“SVML”) is the fund manager for all of the Schroder entities. James Garvey serves on the investment committee of SV Life Sciences Advisors Limited (“SVLSA”), which acts as the fund advisor to SVML. The investment committee of SVML has voting and dispositive power over these shares. Mr. Garvey is also a special limited partner in the Schroder entities. Mr. Garvey disclaims beneficial ownership of the shares held the Schroder entities, except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 73,299 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.

(10)	Includes 152 warrants to purchase common stock, which are currently exercisable. As Managing Director of Essex Woodlands Health Ventures, Mr. Sutter may be deemed to share voting and investment powers for the shares held by the foregoing fund. Mr. Sutter disclaims beneficial ownership of the shares held by funds affiliated with Essex Woodlands Health Ventures except to the extent of his proportionate pecuniary interest therein. Excludes warrants to purchase 125,008 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.
(11)	Koichi Ando is the Chief Executive Officer of Mitsui & Co. Venture Partners. As the Chief Executive Officer, Mr. Ando may be deemed to have voting and investment power over the shares held by Mitsui & Co. Venture Partners. Mr. Ando disclaims beneficial ownership of the shares held by Mitsui & Co. Venture Partners except to the extent of his pecuniary interest therein. Excludes warrants to purchase 45,113 shares of common stock at $1.33 per share exercisable commencing August 10, 2006.
(12)	Includes 718 warrants to purchase common stock, which are currently exercisable. Excludes warrants to purchase 170,121 shares of common stock at $1.33 per share exercisable commencing August 10, 2006. Charterhouse Equity Partners II, L.P. is the control person and holds voting and investment power over the shares held by Harvard Custom Manufacturing, LLC.
     To the best of our knowledge, the named parties in this table beneficially own and have sole voting and investment power over all shares or rights to their shares. Also in calculating the number of shares that will be owned upon completion of this offering, we have assumed that none of the selling shareholders purchases additional shares of common stock, and have assumed that all shares offered are sold.
     Except as stated below, none of the selling shareholders, to our knowledge:
(1) has had a material relationship with our company other than as a shareholder as noted above at any time within the past three years; or
(2) has ever been an officer or director of our company.
•	Oxford Bioscience Partners and its affiliated entities, including Oxford Bioscience Partners (Adjunct) II L.P., Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership, Oxford Bioscience Partners (GS-Adjunct) II L.P., are greater than 10% beneficial holders of our securities. Cornelius T. Ryan, a Director of MicroMed since 2002, is Founding General Partner with Oxford Bioscience Partners, which is the general partner of the foregoing funds. As a general Founding General Partner with Oxford Bioscience Partners, Mr. Ryan may be deemed to share voting and investment powers for the shares held by the foregoing funds. Mr. Ryan disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners except to the extent of his proportionate pecuniary interest therein.

•	Charterhouse Group, Inc. (“Charterhouse”), is the sole stockholder of Charterhouse Equity II, Inc. (“Charterhouse Equity II”). Charterhouse Equity II is the general partner of CHUSA Equity Investors II, L.P. (“CHUSA Equity II”). CHUSA Equity II is the general partner of Charterhouse Equity Partners II, L.P. (“CEP II”). CEP II controls Harvard Custom Manufacturing, LLC. Phyllis Haberman, a Director of MicroMed since 2004, is an executive officer of Charterhouse, but does not have any voting or investment power over the shares held by Harvard Custom Manufacturing, LLC.

•	Essex Woodlands Health Ventures Fund IV L.P is a greater than 10% beneficial holder of our securities. Martin P. Sutter, a Director of MicroMed since 2002, is Managing Director of Essex Woodlands Health Ventures, Mr. Sutter may be deemed to share voting and investment powers for the shares held by the foregoing fund. Mr. Sutter disclaims beneficial ownership of the shares held by funds affiliated with Essex Woodlands Health Ventures except to the extent of his proportionate pecuniary interest therein.

•	Schroder Venture Managers Limited (“SVML”) is the fund manager for Schroder Ventures International Life Sciences Fund LP1, Schroder Ventures International Life Sciences Fund LP2, Schroder Ventures International Life Sciences Fund Trust and Schroder Ventures International Life Sciences Fund Co-Investment Scheme (together, the “Schroder entities”). James Garvey, a Director of MicroMed since 2004, serves on the investment committee of SV Life Sciences Advisors

Limited (“SVLSA”), which acts as the fund advisor to SVML. The investment committee of SVML has voting and dispositive power over these shares. Mr. Garvey is also a special limited partner in the Schroder entities. Mr. Garvey disclaims beneficial ownership of the shares held the Schroder entities, except to the extent of his proportionate pecuniary interest therein.
•	MicroMed Technology engaged Hunter as its placement agent in connection with the Private Placement. Hunter was issued 300,000 shares of MicroMed Technology’s common stock in connection with the Private Placement. In addition, all investors introduced to MicroMed Technology by Hunter assigned their warrants to Hunter, an aggregate of 1,804,511 warrants.
DESCRIPTION OF SECURITIES
Common Stock
     We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, of which 18,513,145 are currently issued and outstanding (excluding the Escrow Shares). Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders. Holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company’s common stock are fully paid for and non-assessable.
Preferred Stock
     We are authorized to issue 50,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are currently issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from its stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.
Stock Options and Warrants
     In connection with the Merger, we assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by MicroMed Technology. All outstanding options that were assumed by us have been issued under the MicroMed 1997 Stock Option Plan or the MicroMed 2005 Stock Incentive Plan. Further to the Merger, we assumed the MicroMed 1997 Stock Option Plan and the MicroMed 2005 Stock Incentive Plan as our stock option plans. Immediately after the closing of the Merger, we had options to purchase 555,822 shares of common stock and warrants to purchase 2,294,093 shares of common stock.
Market Price of Our Common Stock
     The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of its common stock:
•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	Our financial position and results of operations;

•	Concern as to, or other evidence of, the safety or efficacy of our proposed products and services or our competitors’ products and services;

•	Announcements of technological innovations or new products or services by us or our competitors;

•	U.S. and foreign governmental regulatory actions;

•	The development of litigation against us;

•	Period-to-period fluctuations in our operating results;

•	Changes in estimates of our performance by any securities analysts;

•	Possible regulatory requirements on our business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	Change in financial estimates by securities analysts;

•	The depth and liquidity of the market for our common stock;

•	Investor perceptions of us; and

•	General economic and other national conditions.
Delaware Anti-Takeover Law and Charter and Bylaw Provisions
     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:
•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
     Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.
     Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of us, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:
•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.
     Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.
SHARES ELIGIBLE FOR FUTURE SALE
Rule 144
     We had outstanding 18,513,145 shares of common stock as of the date of this prospectus (excluding the Escrow Shares). All of the shares registered pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below. There are also currently 1,500,000 shares of our common stock that are freely tradeable without restriction or further registration under the Securities Act as of the date of this prospectus.
     The remainder of our outstanding shares may be eligible for sale under Rule 144 commencing one year from the date of the Merger. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

(1) 1% of the number of shares of our common stock then outstanding, which equals approximately 185,131 shares in our company as of the date of this prospectus; or
(2) the average weekly trading volume of the company’s common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.
     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.
Rule 144(k)
     Under Rule 144(k), a person who is not one of the company’s affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 2 years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
PLAN OF DISTRIBUTION
     The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
LEGAL MATTERS
     The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California.
EXPERTS
     The financial statements of MicroMed Technology, Inc. at December 31, 2004 and for the years ended December 31, 2004 and 2003 (Restated) and for the period from inception (October 6, 1995) through December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
     We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.
     We filed a Form 8-A with the SEC and, as a result, we are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INDEX TO FINANCIAL STATEMENTS
MicroMed Technology, Inc.
(a Development Stage Company)

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Public Accountants	F-3

Balance Sheets as of December 31, 2004 and June 30, 2005 (unaudited)	F-4

Statements of Operations for the period October 6, 1995 (date of inception) to December 31, 2004, years ended December 31, 2003 and 2004, six months ended June 30, 2004 and 2005 (unaudited) and for the period from October 6, 1995 (date of inception) to June 30, 2005 (unaudited)
F-5

Statements of Stockholders’ Equity (Deficit) for the period from October 6, 1995 (date of inception) to December 31, 2004 and the six months ended June 30, 2005 (unaudited)	F-7

Statements of Cash Flows for the period October 6, 1995 (date of inception) to December 31, 2004, years ended December 31, 2003 and 2004, six months ended June 30, 2004 and 2005 (unaudited) and for the period from October 6, 1995 (date of inception) to June 30, 2005 (unaudited)
F-9

Notes to Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
MicroMed Technology, Inc.
We have audited the accompanying balance sheet of MicroMed Technology, Inc. (a Delaware corporation in the development stage), as of December 31, 2004, and the related statements of operations, and stockholders’ deficit, and cash flows for the years ended December 31, 2003 (Restated) and 2004 and for the period from inception (October 6, 1995) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period from inception (October 6, 1995) through December 31, 2000, were audited by other auditors who have ceased operations and whose report dated April 11, 2001, expressed an unqualified opinion on those statements. The financial statements for the period from inception (October 6, 1995) through December 31, 2000, include total revenues and net loss of $640,000 and $26,771,117, respectively. Our opinion on the statements of operations, stockholders’ deficit, and cash flows for the period from inception (October 6, 1995) through December 31, 2004, insofar as it relates to amounts for prior periods through December 31, 2000, is based solely on the report of other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit on the Company’s internal control over financial reporting . Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of MicroMed Technology, Inc. , at December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2003 (Restated) and 2004, and for the period from inception (October 6, 1995) through December 31, 2004 , in conformity with U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that MicroMed Technology, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
As discussed in Note 2 to the financial statements, the Company has restated its financial statements for the year ended December 31, 2003.
/s/ Ernst & Young LLP
March 15, 2005, except for Note 13, as to
which the date is August 10, 2005
Houston, Texas

Report of Independent Public Accountants
To MicroMed Technology, Inc.:
We have audited the accompanying consolidated balance sheets of MicroMed Technology, Inc. (a Delaware corporation in the development stage ), and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period from inception (October 6, 1995) through December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MicroMed Technology, Inc., and subsidiary, as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, and for the period from inception (October 6, 1995) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.
ARTHUR ANDERSEN LLP
Houston, Texas
April 11, 2001
THIS IS A COPY OF THE REPORT ISSUED BY ARTHUR ANDERSEN LLP, MICROMED’S FORMER INDEPENDENT PUBLIC ACCOUNTANTS, IN CONNECTION WITH THE COMPANY’S FINANCIAL STATEMENTS FOR THE PERIOD FROM INCEPTION (OCTOBER 6, 1995) THROUGH DECEMBER 31, 2000. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH MICROMED’S FINANCIAL STATEMENTS FOR THE PERIOD FROM INCEPTION (OCTOBER 6, 1995) THROUGH DECEMBER 31, 2004.

MicroMed Technology, Inc.
(A Development Stage Company)
Balance Sheets

	December 31, 2004	June 30, 2005
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$687,162	$414,824
Accounts receivable	1,616,283	1,335,982
Inventory	3,229,863	3,015,394
Prepaids and other assets	221,897	433,785

Total current assets	5,755,205	5,199,985
Property and equipment, net	572,198	628,623
Other assets	40,078	60,613

Total assets	$6,367,481	$5,889,221

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,267,572	$2,073,486
Accrued liabilities	1,016,740	1,479,036
Deferred revenue	—	191,000
Current portion of long-term debt	927,945	927,945
Note payable	1,177,472	952,437
Bridge loans from stockholders	1,000,000	4,500,000

Total current liabilities	5,389,729	10,123,904
Long-term debt	1,234,070	784,090
Redeemable convertible preferred stock:
Series A Preferred stock, $.001 par value, 1,000,000 shares authorized, issued and outstanding	6,201,682	6,450,281
Series B Preferred stock, $.001 par value, 2,000,000 shares authorized, issued and outstanding	12,668,718	13,123,696
Series C Preferred stock, $.001 par value, 3,700,000 shares authorized, 3,518,153 shares issued and outstanding	25,052,402	25,916,069
Series D Preferred stock, $.001 par value, 5,000,000 shares authorized, 4,593,011 shares issued and outstanding	28,158,092	29,229,050
Commitments and Contingencies
Stockholders’ Deficit:
Common Stock, $.001 par value, 65,000,000 shares authorized, 15,524 shares issued and outstanding	5,093	5,093
Deficit accumulated during development stage	(72,342,305)	(79,742,962)

Total stockholders’ deficit	(72,337,212)	(79,737,869)

Total liabilities and stockholders’ deficit	$6,367,481	$5,889,221

The accompanying notes are an integral part of these financial statements

MicroMed Technology, Inc.
(A Development Stage Company)
Statements of Operations

			Period from
			Inception
			(October 6,
			1995) Through
	Years ended December 31		December 31,
	2003	2004	2004
	(Restated)
Revenues:
International product sales	$2,033,281	$1,717,477	$5,949,084
Clinical reimbursements	4,668,709	4,218,711	12,678,301

Total revenue	6,701,990	5,936,188	18,627,385

Expenses:
Research and development	11,059,714	12,263,871	58,198,966
General and administrative	1,918,800	2,505,185	15,971,399

Total operating expenses	12,978,514	14,769,056	74,170,365

Loss from operations	(6,276,524)	(8,832,868)	(55,542,980)

Interest and other income (expenses)	129,120	71,306	1,596,287
Interest expense	(7,726)	(178,034)	(605,933)

Net loss	(6,155,130)	(8,939,596)	(54,552,625)
Convertible preferred stock dividends and accretion	(5,290,118)	(5,316,392)	(18,543,381)

Net loss available to common stockholders	$(11,445,248)	$(14,255,988)	$(73,096,006)

Basic and diluted net loss per share available to common stockholders	$(737.36)	$(918.32)

Weighted average common shares outstanding	15,522	15,524

			Period from
			Inception
			(October 6,
			1995) Through
	Six Months ended June 30,		June 30,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
International product sales	$985,307	$991,976	$6,941,060
Clinical reimbursements	2,343,902	2,463,361	15,141,662

Total revenue	3,329,209	3,455,337	22,082,722

Expenses:
Research and development	6,409,113	6,149,855	64,348,821
General and administrative	1,105,360	1,751,262	17,722,661

Total operating expenses	7,514,473	7,901,117	82,071,482

Loss from operations	(4,185,264)	(4,445,780)	(59,988,760)
Interest and other income (expense)	25,351	(18,525)	1,577,762
Interest expense	(34,487)	(298,150)	(904,083)

Net loss	(4,194,400)	(4,762,455)	(59,315,081)
Convertible preferred stock dividends and accretion	(2,648,196)	(2,638,202)	(21,181,583)

Net loss available to common stockholders	$(6,842,596)	$(7,400,657)	$(80,496,664)

Basic and diluted net loss per share available to common stockholders	$(440.78)	$(476.72)

Weighted average common shares outstanding	15,524	15,524

The accompanying notes are an integral part of these financial statements

MicroMed Technology, Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit)

					Deficit
					Accumulated
					During the
	Common Stock		Additional	Deferred	Development
	Shares	Amount	Paid-In Capital	Compensation	Stage	Total
Issuance of common stock to founders for cash in October 1995 at $0.01 per share	15,276	$5,012	$44,988	$—	$—	$50,000
Services contributed by stockholders	—	—	129,000	—	—	129,000
Net loss	—	—	—	—	(173,041)	(173,041)

Balance, December 31, 1995	15,276	5,012	173,988	—	(173,041)	5,959
Services contributed by stockholders	—	—	171,050	—	—	171,050
Cash contributed by stockholders	—	—	55,999	—	—	55,999
Net loss	—	—	—	—	(1,069,007)	(1,069,007)

Balance, December 31, 1996	15,276	5,012	401,037	—	(1,242,048)	(835,999)
Deferred compensation	—	—	48,380	(48,380)	—	—
Amortization of deferred compensation	—	—	—	12,095	—	12,095
Net loss	—	—	—	—	(3,712,342)	(3,712,342)

Balance, December 31, 1997	15,276	5,012	449,417	(36,285)	(4,954,390)	(4,536,246)
Deferred compensation	—	—	29,020	(29,020)	—	—
Amortization of deferred compensation	—	—	—	59,263	—	59,263
Net loss	—	—	—	—	(7,076,108)	(7,076,108)

Balance, December 31, 1998	15,276	5,012	478,437	(6,042)	(12,030,498)	(11,553,091)
Issuance of warrants to purchase common stock	—	—	64,207	—	—	64,207
Amortization of deferred compensation	—	—	—	3,334	—	3,334
Dividends and accretion on redeemable stock	—	—	(70,070)	—	—	(70,070)
Net loss	—	—	—	—	(8,329,116)	(8,329,116)

Balance, December 31, 1999	15,276	5,012	472,574	(2,708)	(20,359,614)	(19,884,736)
Issuance of warrants to purchase common stock	—	—	85,859	—	—	85,859
Deferred compensation	—	—	243,216	(243,216)	—	—
Amortization of deferred compensation	—	—	—	23,000	—	23,000
Exercise of stock options	13	4	3,326	—	—	3,330
Dividends and accretion on redeemable stock	—	—	(804,975)	—	(2,433,138)	(3,238,113)

					Deficit
					Accumulated
					During the
	Common Stock		Additional	Deferred	Development
	Shares	Amount	Paid-In Capital	Compensation	Stage	Total
Net loss	—	—	—	—	(6,411,503)	(6,411,503)

Balance, December 31, 2000	15,289	5,016	—	(222,924)	(29,204,255)	(29,422,163)
Issuance of warrants to purchase common stock	34	11	2,364	—	—	2,375
Deferred compensation	—	—	9,110	(9,110)	—	—
Amortization of deferred compensation	—	—	—	45,768	—	45,768
Dividends and accretion on redeemable stock	—	—	(11,474)	—	(3,153,533)	(3,165,007)
Net loss	—	—	—	—	(6,276,699)	(6,276,699)

Balance, December 31, 2001	15,323	5,027	—	(186,266)	(38,634,487)	(38,815,726)
Deferred compensation	—	—	2,406	(2,406)	—	—
Amortization of deferred compensation	—	—	—	(15,416)	—	(15,416)
Exercises of stock options	179	59	11,716	—	—	11,775
Dividends and accretion on redeemable stock	—	—	(14,122)	—	(1,449,559)	(1,463,681)
Net loss	—	—	—	—	(6,410,084)	(6,410,084)

Balance, December 31, 2002	15,502	5,086	—	(204,088)	(46,494,130)	(46,693,132)
Amortization of deferred compensation	—	—	—	2,406	—	2,406
Exercises of stock options	22	7	1,393	—	—	1,400
Dividends and accretion on redeemable stock (Restated)	—	—	(1,393)	—	(5,288,725)	(5,290,118)
Net loss	—	—	—	—	(6,155,130)	(6,155,130)

Balance, December 31, 2003 (Restated)	15,524	5,093	—	(201,682)	(57,937,985)	(58,134,574)
Reversal of deferred compensation	—	—	—	201,682	(201,682)	—
Issuance of warrant	—	—	53,350	—	—	53,350
Dividends and accretion on redeemable stock	—	—	(53,350)	—	(5,263,042)	(5,316,392)
Net loss	—	—	—	—	(8,939,596)	(8,939,596)

Balance, December 31, 2004	15,524	5,093	—	—	(72,342,305)	(72,337,212)
Dividends and accretion on redeemable stock (unaudited)	—	—	—	—	(2,638,202)	(2,638,202)
Net loss (unaudited)	—	—	—	—	(4,762,455)	(4,762,455)

Balance, June 30, 2005 (unaudited)	15,524	$5,093	$—	$—	$(79,742,962)	$(79,737,869)

The accompanying notes are an integral part of these financial statements

MicroMed Technology, Inc.
(A Development Stage Company)
Statements of Cash Flows

			Period from
			Inception
			(October6,1995)
	Years ended December 31,		December 31,
	2003	2004	2004
	(Restated)
Cash flows from operating activities

Net loss	$(6,155,130)	$(8,939,596)	$(54,552,625)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	318,195	346,490	2,327,039
Conversion of accrued interest in Series C Preferred Stock	—	—	95,778
Conversion of accrued interest in Series D Preferred Stock	—	—	251,088
Services contributed by stockholders	—	—	300,050
Issuance of warrant	—	53,350	53,350
Amortization of deferred compensation	2,406	—	130,450
Loss on disposal of fixed assets	—	1,798	1,798

Changes in assets and liabilities:
Accounts receivable	(706,289)	(233,829)	(1,616,283)
Inventory	717,883	(1,195,422)	(3,229,863)
Prepaids and other assets	150,783	(24,009)	(321,988)
Accounts payable and accrued liabilities	680,607	331,627	2,327,454

Net cash used in operating activities	(4,991,545)	(9,659,591)	(54,233,752)

Cash flows from investing activities:
Purchase of property and equipment	(170,891)	(352,721)	(2,841,023)

Net cash used in investing activities	(170,891)	(352,721)	(2,841,023)

Cash flows from financing activities:
Proceeds from bridge loan from stockholders	—	1,015,986	12,958,986
Repayments of bridge loans from stockholders	—	(15,986)	(2,015,986)
Proceeds from issuance of notes payable	200,000	4,015,415	4,215,415
Repayments of notes payable	—	(919,070)	(919,070)
Proceeds from issuance of warrants and preferred stock, net of offering cost	—	—	43,397,713
Proceeds from issuance of common stock and cash contributed by stockholders	1,400	—	124,879

Net cash provided by financing activities	201,400	4,096,345	57,761,937
Change in cash and cash equivalents	(4,961,036)	(5,915,967)	687,162
Beginning cash and cash equivalents	11,564,165	6,603,129	—

Ending cash and cash equivalents	$6,603,129	$687,162	$687,162

Supplemental disclosure of information:
Cash paid for interest	$4,872	$161,882	$166,754
Supplemental disclosure of noncash financing activity:
Conversion of notes payable to Series C Preferred Stock	$—	$—	$5,000,000
Conversion of notes payable to Series D Preferred Stock	$—	$—	$5,194,088
Dividends and accretion to redeemable convertible preferred stockholders	$5,290,118	$5,316,392	$18,543,381

			Period from
			Inception
			(October 6,1995)
	Six months ended June 30,		Through June 30,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net loss	$(4,194,400)	$(4,762,455)	$(59,315,080)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	178,008	137,369	2,464,408
Conversion of accrued interest in Series C Preferred Stock	—	—	95,778
Conversion of accrued interest in Series D Preferred Stock	—	—	251,088
Services contributed by stockholders	—	—	300,050
Issuance of warrant	—	—	53,350
Amortization of deferred compensation	—	—	130,450
Amortization of warrant	—	10,265	10,265
Loss on disposal of fixed assets	—	4,639	6,437

Changes in assets and liabilities:
Accounts receivable	(10,281)	280,301	(1,335,982)
Inventory	(756,385)	35,745	(3,194,118)
Prepaids and other assets	(232,759)	(242,688)	(564,676)
Deferred revenue	—	191,000	191,000
Accounts payable and accrued liabilities	(336,345)	1,268,210	3,595,665

Net cash used in operating activities	(5,352,162)	(3,077,614)	(57,311,366)

Cash flows from investing activities:
Purchase of property and equipment	(172,084)	(19,709)	(2,860,732)

Net cash used in investing activities	(172,084)	(19,709)	(2,860,732)

Cash flows from financing activities:
Proceeds from bridge loan from stockholders	—	3,500,001	16,458,987
Repayments of bridge loans from stockholders	—	—	(2,015,986)
Proceeds from issuance of notes payable	2,841,710	3,092,611	7,308,026
Repayments of notes payable	(149,333)	(3,767,627)	(4,686,697)
Proceeds from issuance of warrants and preferred stock, net of offering cost	—	—	43,397,713
Proceeds from issuance of common stock and cash contributed by stockholders	—	—	124,879

Net cash provided by financing activities	2,692,377	2,824,985	60,586,922

Change in cash and cash equivalents	(2,831,869)	(272,338)	414,824

Beginning cash and cash equivalents	6,603,129	687,162	—
Ending cash and cash equivalents	$3,771,260	$414,824	$414,824

Supplemental disclosure of information:
Cash paid for interest	$34,487	$171,812	$338,566

Supplemental disclosure of noncash financing activity:
Conversion of notes payable to Series C Preferred Stock	$—	$—	$5,000,000
Conversion of notes payable to Series D Preferred Stock	$—	$—	$5,194,088
Dividends and accretion to redeemable convertible preferred stockholders	$2,648,196	$2,638,202	$21,181,583
The accompanying notes are an integral part of these financial statements

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Information as of June 30, 2005 and the
six months ended June 30, 2005 and
2004 is unaudited)
1. Organization
MicroMed Technology, Inc. (“MicroMed” or the “Company”), was incorporated in the State of Texas on October 6, 1995 and was subsequently reincorporated on June 12, 1996, in the state of Delaware. MicroMed is a development stage company which has devoted most of its efforts to research and product development of medical products.
The Company’s primary product is the DeBakey Ventricular Assist Device (the “DeBakey VAD (R) “), a miniaturized heart pump. The DeBakey VAD (R) was designed by a team of engineers and scientists with the National Aeronautics and Space Administration (“NASA”), Baylor College of Medicine (“Baylor”), and the Company, led by the famed heart surgeons Dr. Michael E. DeBakey and Dr. George P. Noon. The Company received an exclusive license from NASA in June 1996 for the primary technology for the DeBakey VAD (R) .
The Company began European clinical trials at various hospitals in Austria, France, Germany, Italy, and Switzerland in 1998. The Company received CE Mark approval to begin marketing the DeBakey VAD (R) in the European Union in April 2001, with a subsequent approval of an upgraded product in July 2002. The Company received permission from the Food and Drug Administration (“FDA”) to begin clinical trials in the United States in May 2000 and is now in Phase III, pivotal trials for two separate indications: bridge to heart transplant and alternative to heart transplant/destination therapy. The Company received a humanitarian device exemption (HDE) from the FDA to commercially sell the DeBakey VAD(R) Child , a pediatric version of the device, in the U.S. in 2004.
The research and development activities engaged in by the Company involve a high degree of risk and uncertainty. The ability of the Company to develop, manufacture, and market its proprietary product is dependent on many factors including, but not limited to, obtaining additional financing, attracting and retaining key personnel, and successfully developing expanded manufacturing and marketing capabilities. The Company’s ability to develop these operations may be impacted by uncertainties related to proprietary technologies, technological change and obsolescence, successful completion of its U.S. regulatory clinical trials, competition, government regulations and approvals, healthcare reform, and product liability exposure. Additionally, the Company is reliant on its exclusive license with NASA for the DeBakey VAD (R) technology, which is the basis for the Company’s main product. Accordingly, there can be no assurance of the Company’s future success. The Company will require additional financing in order to complete the U.S. regulatory clinical trials of its proprietary product, and there can be no assurances that such additional financing will be available at terms acceptable to the Company.
To facilitate such financing, in January 2005, the Company executed an agreement to merge with Salmon Express, Inc., a publicly traded Nevada Corporation. Once effective, the combined entity will be renamed, “MicroMed Cardiovascular, Inc., and will reincorporate in the State of Delaware. Prior to the merger, and subsequent to stockholder approval, the Company plans to affect a recapitalization where all redeemable preferred stock will convert to common stock and affect a reverse stock split. The Company will be the accounting acquiror in the transaction. (See Note 13)
The Company also entered into an engagement letter with the investment banking firm to assist the Company in raising additional capital associated with the merger. Under the terms of the engagement letter, the Company will pay the investment bank a fee of 7% of all funds raised, excluding sales to our existing shareholders and will issue warrants upon completion of an equity financing. The funding contemplated under the engagement letter is anticipated to close at the same time as the merger is consummated. (See Note 13)

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
1. Organization (continued)
Should such financing not be obtained, the Company may be required to adjust its current plan in order to retain adequate capital for conducting its operations. The Company expects to continue to incur losses for the next few years. There can be no assurances that the Company will successfully complete the transition from a development stage company to a commercial company with successful operations.
The Company believes that it can conserve its cash resources to fund operations through at least the end of 2005 if the funding, as described above, does not take place. The Company’s longer-term funding requirements will depend on many factors, including the progress of the Company’s research and development, the success of the Company in bringing its proprietary products to market, and the establishment of other collaborative relationships. There can be no assurances additional funding will be available.
The Company has recurring operating losses and has a working capital deficiency. Based on this information, management believes there is substantial risk that the Company will not continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty .
2. Summary of Significant Accounting Policies
Interim Financial Statements
The financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with U.S. generally accepted accounting principles have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Cash equivalents consist of investments in high-grade commercial paper and money market securities.
Inventory
Inventory consists of raw materials, work in progress, and finished goods. Inventory is stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost includes the acquisition cost of raw materials and components and direct labor.
A summary of inventory is as follows:

	December 31,	June 30,
	2004	2005
Raw materials	$138,590	$129,011
Work in progress	2,046,651	2,137,222
Finished goods	1,044,622	749,161

	$3,229,863	$3,015,394

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Fair Value of Financial Instruments
The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable and long-term debt approximate their fair values due to the short-term or variable rate nature of these instruments.
Property and Equipment
Property and equipment consists of leasehold improvements, furniture and laboratory production and office equipment. Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over a three to five-year estimated useful life. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs that do not significantly improve or extend the life of assets are expensed as incurred. Expenditures which improve or extend the life of assets are capitalized.
In June 2005, the Company reclassified $178,724 of inventory to property and equipment to establish a base from which customers could rent certain hardware. The assets are being depreciated over an estimated useful life of 5 years.
Long-Lived Assets
The Company routinely evaluates the carrying value of its long-lived assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. To date, no impairment charges have been recognized.
Revenue Recognition
Revenue is recognized from product sales and reimbursements for products used in our clinical trials in the U.S. Product sales consist of sales of our DeBakey VAD (R) ventricular assist devices and related equipment to international hospitals involved in heart transplantation, to customers with whom we have distribution agreements in certain international markets and to hospitals in the U.S. (for our DeBakey VAD (R) Child product only, which is approved for sale in the U.S.). Clinical reimbursements consist of billings for products shipped to hospitals participating in the Company’s clinical trials. Product sales and clinical trial reimbursements are recognized when evidence of an arrangement exists, title has passed (generally upon shipment), the selling price is fixed and determinable and collectibility is reasonably assured in according with SAB 104 “Revenue Recognition”. The Company has no post-delivery obligations or product sales containing, multiple elements. Shipping and handling costs are included in research and development expense and totaled $128,461 and $70,900, respectively for the years ended December 31, 2003 and 2004 and $41,824 and $28,504, respectively, for the six months ended June 30, 2004 and 2005. Shipping and handling costs recovered from customers and recorded in revenue were approximately $27,000 and $18,995, respectively, for the years ended December 31, 2003 and 2004 and $9,880 and $18,469, respectively, for the six months ended June 30, 2004 and 2005.
The Company had one customer that made up 11% of total revenues during 2003 and one customer that made up 12% of revenues during 2004. The Company had one customer that made up 15% and 13% of total revenues for the six months ended June 30, 2004 and 2005, respectively.
Research and Development
Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research and testing on behalf of the Company.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Stock-Based Compensation
Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, allows the Company to adopt one of two methods of accounting for stock options. The Company has elected the method that requires disclosure only of stock-based compensation. Because of this election, the Company continues to account for its employee stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and the related interpretations. Under APB No. 25, no compensation expense is recorded for stock option grants to employees with an exercise price equal to or greater than the fair value of underlying stock as determined by the Company’s board of directors at the date of grant. For purposes of the SFAS No. 123 proforma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. Compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 as the fair value of the consideration received.

	Year ended December 31,		Six months ended June 30,
	2003	2004	2004	2005
Net loss available to common stockholders	$(11,445,248)	$(14,255,988)	$(6,842,596)	$(7,400,657)
Deduct: total compensation expense for options determined under fair value based methods for all awards	(153,172)	(149,471)	(77,415)	(76,680)

Pro forma net loss available to common stockholders	$(11,598,420)	$(14,405,459)	$(6,920,011)	$(7,477,337)

Basic and diluted net loss per share available to common stockholders	$(737.36)	$(918.32)	$(440.78)	$(476.72)

Pro forma basic and diluted net loss per share available to common stockholders	$(747.22)	$(927.95)	$(445.76)	$(481.66)

The fair value of employee stock options granted was determined using the Black-Scholes method based on the following weighted-average assumptions:

	Year ended December 31
	2003	2004
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	3.5%	3.5%
Expected life (years)	7	7
Volatility	55%	55%
Income Taxes
The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes , which provides for a liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Net Loss Per Share
Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Shares associated with stock options, warrants and preferred stock are not included because they are antidilutive.
The following table presents the calculation of basic and diluted net loss per share:

	Year ended December 31		Six months ended June 30
	2003	2004	2004	2005
Net loss available to common shareholders	$(11,445,248)	$(14,255,988)	$(6,842,596)	$(7,400,657)

Weighted average common shares outstanding	15,522	15,524	15,524	15,524

Basic and diluted net loss per share available to common shareholders	$(737.26)	$(918.32)	$(440.78)	$(476.72)

The following historical outstanding anti-dilutive securities are not included in the calculation of diluted net loss per share attributable to common stockholders.

	Year ended December 31		Six months ended June 30
	2003	2004	2004	2005
Redeemable convertible preferred stock	11,111,164	11,111,164	11,111,164	11,111,164
Options to purchase common stock	17,835	17,550	17,835	15,822
Warrants to purchase common stock	12,251	6,757	12,251	2,576
Warrants to purchase preferred stock	—	—	—	55,000

	11,141,250	11,135,471	11,141,250	11,129,562

Segment Information
The Company operates in one business segment, which primarily focuses on the development, manufacture and sale of heart assist devices. All of the Company’s revenues have been derived from this business segment.
Restatement
Effective July 1, 2003, in connection with the adoption of SFAS No. 150, the Company treated its redeemable convertible preferred securities as mandatorily redeemable and recorded the securities as a liability with the related dividends and accretion accrued as interest expense. Upon additional evaluation of the terms of the redeemable convertible preferred stock in 2004 it was determined that the securities are contingently redeemable rather than mandatorily redeemable, and the related dividends should have remained as part of stockholders’ deficit and should not have been recorded as interest expense. Because the shares are contingently redeemable under terms not controlled by the Company, the redeemable convertible preferred stock is classified as mezzanine equity in accordance with Article 5-02.28 of Regulation S-X expanded by ASR 268. Accordingly, the financial statements as of December 31, 2003 have been restated for the correction of this error surrounding the redemption features of its redeemable convertible preferred securities. The restatement had no impact on net loss available to common stockholders; however, it did impact net loss. The Company has restated the statement of operations for the year ending December 31, 2003 as follows:

	As Reported	Adjustments	2003 Restated
Loss from operations	$(6,276,524)	$—	$(6,276,524)
Interest income	129,120	—	129,120
Interest expense	(2,675,922)	2,668,196	(7,726)

Net loss	(8,823,326)	2,668,196	(6,155,130)
Convertible preferred stock dividends	(2,621,922)	(2,668,196)	(5,290,118)

Net loss available to common stockholders	$(11,445,248)	$—	$(11,445,248)

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
There was no impact on net loss per share available to common stockholders.
Recent Accounting Pronouncements
In December 2004, the FASB issued FAS 123(R) Shared-Based Payment. The statement eliminates the ability to account for stock-based compensation using APB 25 and requires such transactions be recognized as compensation expense in the statement of operations based on their fair values on the date of grant, with the compensation expense recognized over the period in which an employee is required to provide service in exchange for the stock award. The statement is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005 in the event the merger is consummated, the Company will adopt this statement on July 1, 2005 using a modified prospective application. As such, the compensation expense recognition provisions will apply to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, the Company will recognize compensation expense over the remaining vesting period. The Company is currently evaluating the impact of SFAS 123 (R) on its financial condition and results of operation. In the event the merger is consummated their will be no unvested options at the date of adoption, thus there will be no future compensation expense related to options granted as of December 31, 2004. (See Note 13.) Grants awarded subsequent to December 31, 2004 are expected to have a material effect on results of operations.
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify financial instruments that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company.
In April 2004, the FASB issued FSP FASB Statement of Accounting Standards (“FAS”) No. 129-1, “ Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities “ to provide disclosure guidance for contingently convertible securities. We adopted the disclosure provisions in 2004 as they apply to the convertible redeemable preferred stock (see Note 7). The 11,111,164 shares underlying our convertible redeemable preferred stock are reportable under this new disclosure are antidilutive and, therefore, have been excluded from the calculation of diluted net loss per share.
3. Concentration of Credit Risk
Accounts receivable represent amounts due from customers for goods shipped. The Company extends various terms to customers, with payment terms from 30-180 days, depending on the customer and country, and does not require collateral. The Company periodically assesses the collectibility of our receivables and establishes reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. The Company has not experienced significant collectibility problems to date. If the collection history or aging of accounts receivable deteriorates, the Company may have to record a charge to operations to establish an allowance for doubtful accounts.
The Company’s commercial customers are based in Europe and in the U.S. (for DeBakey VAD Child product sales in the U.S.), and the Company receives reimbursements from hospitals in the U.S. from its clinical trials

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
4. Property and Equipment
A summary of property and equipment is as follows:

	December 31,	June 30,
	2004	2005
Office furniture and equipment	$1,057,539	$913,535
Laboratory and production equipment	1,253,699	1,240,769
Leasehold improvements	508,155	508,907
Rental assets	—	178,725

	2,819,393	2,841,936
Less accumulated depreciation and amortization	(2,247,195)	(2,213,313)

	$572,198	$628,623

Amortization of leasehold improvements for the years ended December 31, 2003 and 2004 and the six months ended June 30, 2004 and 2005 was $81,729, $86,256, $42,838 and $34,999, respectively.
5. Accrued Liabilities
Accrued liabilities consist of the following:

	December 31,	June 30,
	2004	2005
Accrued pump replacement costs	$113,250	$56,962
Accrued payroll and vacation	257,898	261,138
Accrued CRO costs	238,987	828,029
Other accrued expenses	406,605	332,907

Total	$1,016,740	$1,479,036

6. Debt
Line of Credit
The Company has borrowings outstanding under two lines of credit with the same financial institution. Both lines of credit are considered current liabilities based on their terms.
The Company has borrowings under a previous line of credit used to purchased equipment for which the commitment to borrow expired on December 18, 2003. At December 31, 2004 and June 30, 2005, the Company had outstanding borrowings of $78,489 and $62,618, respectively, at an interest rate of 6.75% that is being paid on a monthly amortization through December 18, 2005.
The second line of credit is a $4,500,000 working capital line based on receivables (the AR Line) entered into in July 2004. The AR Line provides for borrowings under a formula-based calculation applied to eligible accounts receivable. Interest on draws ranges from the prime rate plus 1.25% to prime plus 1.5% (6.5% at December 31, 2004 and June 30, 2005), depending on the Company’s quick ratio at the time of the advance. The loan agreement also requires the payment of collateral handling fees that range from 0.15% to 0.50% (also dependent on the Company’s quick ratio). The collateral handling fees are applied monthly to the daily gross account balances. Availability under the line is based on the following formula: (1) 80% of the eligible U.S. accounts receivable, up to a maximum loan balance of $4 million, and (2) 80% of eligible foreign accounts receivable up to a maximum loan balance of $500,000. Advances made on eligible receivables are required to be repaid upon collection of the receivables or at the end of 90 days, whichever comes first. The loan agreement expires April 15, 2006.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
6. Debt (continued)
As of December 31, 2004, there was $1,043,498 and $78,489 outstanding under the AR and expired line, respectively, leaving the Company the ability to borrow up to an additional $3,456,502 under the AR line. As of June 30, 2005, there was $645,751 and $62,618 outstanding under the AR and expired line, respectively, leaving the Company the ability to borrow up to an additional $3,854,249 under the AR Line.
The AR Line is collateralized by all of the Company’s assets, excluding the Company’s intellectual property.
Bridge Loan
In December 2004, the Company executed a bridge loan agreement with certain stockholders (the 2004 Bridge Loan). Under the terms of the 2004 Bridge Loan, the Company may borrow up to $3.0 million. The notes issued under the 2004 Bridge Loan are unsecured and bear interest at prime plus 3% (fixed at the time of issuance) (8.25% on advances outstanding as of December 31, 2004). All amounts outstanding under the 2004 Bridge Loan were due on or before June 30, 2005 and are convertible into common stock at a defined exchange ratio in the event of an Equity Financing (as defined). In the event an Equity Financing does not take place prior to June 30, 2005, the 2004 Bridge Loans may be converted, at the option of the holders, into a new series of preferred stock with terms similar to Series D Redeemable Convertible Participating Preferred Stock (see Note 7). As of December 31, 2004 and June 30, 2005, the Company has drawn $1 million and $3.0 million, respectively, of the $3.0 million commitment. As specified in the 2004 Bridge Loan, warrants to purchase common stock will be issued to the stockholders on the unutilized portion of the 2004 Bridge Loan at the expiration date, June 30, 2005. No value has been ascribed to the warrants at December 31, 2004 as the Company expected to, and did, utilize all amounts under the 2004 Bridge Loan.
On March 28, 2005, the Company executed a bridge loan agreement with the same stockholders that were party to the 2004 Bridge Loan (the 2005 Bridge Loan). Under the terms of the 2005 Bridge Loan, the Company may borrow up to $1.5 million with terms identical to those of the notes issued under the 2004 Bridge Loan including the commitment to issue warrants to purchase common stock to the stockholders on the unutilized portion of the 2005 Bridge Loan at the expiration date, June 30, 2005. As of June 30, 2005, the Company has drawn the entire $1.5 million available under the 2005 Bridge Loan. No value has been ascribed to the warrants as the Company fully utilized all amounts under the 2005 Bridge Loan.
In June and July 2005, the stockholders that are party to the 2004 and 2005 Bridge Loans extended the expiration date of both the 2004 and 2005 Bridge Loans to August 31, 2005. (See Note 13).
Long-term debt
In May 2004, the Company received $2.5 million (net $2.4 million after initial $0.1 million prepayment of principal) from a loan agreement executed in May 2004 with Venture Lending & Leasing IV, Inc. (“VLL” and the “VLL Loan”). Pursuant to the VLL Loan agreement, the Company borrowed $2.5 million, repayable in monthly principal payments beginning in July 2004 and terminating in February 2007. Interest on the promissory note is 11.137%. Amounts outstanding under the agreement are collateralized by a second lien on all of the Company’s assets, excluding the Company’s intellectual property. In connection with the VLL Loan, the Company agreed to issue VLL a warrant to purchase preferred stock (see Note 7).
The following table includes the aggregate future principal payments of the Company’s long term debt as of December 31, 2004:

2005	$927,945
2006	1,046,960
2007	187,110

2,162,015
Less current portion of long-term debt	(927,945)

Total long-term debt	$1,234,070

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
7. Stockholders’ Equity and Redeemable Convertible Preferred Stock
Common Stock
The Company is authorized to issue 65,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. In December 2004, the Board of Directors authorized, and the stockholders approved, an amendment to the Restated Certificate of Incorporation allowing for an increase in the Company’s authorized stock, increasing the total authorized common stock to 100,000,000 shares and authorizing a new series of Preferred Stock, Series E, to be issued in the event of a conversion of the 2004 Bridge Loan, with terms similar to Series D (see below). The Company has not yet filed the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, and accordingly, has not reflected these amounts as authorized at December 31, 2004.
No dividends have been declared to date. The loan with Venture Lending & Leasing IV, Inc. restricts the Company from paying dividends until an underwritten public offering of our common stock with gross proceeds of at least $20,000,000 is completed.
Redeemable Convertible Preferred Stock
The Company’s preferred stock carries voting privileges based on its common stock equivalent and contains certain protection against dilution, including adjustment upon the occurrence of certain events. In addition, the holders of preferred stock have certain registration rights that may be exercised after the earlier of (a) December 31, 2003, or (b) 180 days after the closing of the Company’s first underwritten initial public offering of its capital stock.
In December 1999, the Company amended its Certificate of Incorporation (“Certificate”) to provide for the redemption of its preferred stock. The redemption provisions of the Certificate were amended again in June 2002 in connection with the issuance of the Series D convertible preferred stock (see below). The amended Certificate provides that at any time on or after the fifth anniversary of the original issuance date of the Series D preferred stock, the Company must, at the request of at least 66-2/3% of the holders of the then-outstanding shares of the Series A, Series B, Series C, and Series D preferred stock (collectively, the “Preferred Stock”), redeem all Preferred Stock shares that are then outstanding in the following manner: 33-1/3% of all shares of Preferred Stock shall be redeemed by the Company 90 days after such redemption request is received by the Company; another 33-1/3% of the shares of Preferred Stock shall be redeemed by the Company 455 days after the original redemption request is received by the Company; and the final 33-1/3% of the shares of Preferred Stock shall be redeemed by the Company 820 days after the original redemption request is received by the Company.
The price at which the Preferred Stock shall be redeemed is the original per-share purchase price (adjusted for any recapitalizations that occur) which is $5.00 per share for each series of Preferred Stock plus (a), for Series A preferred stock and Series B preferred stock, an amount determined by multiplying the shares outstanding by $.0375 times the number of whole months elapsed from the original issuance date of the Series D preferred stock and (b), for Series C and Series D preferred stock, any accrued and unpaid dividends since the original issuance date of the Series D preferred stock which accrue at an annual rate of $.45 per share. At December 31, 2004, the amounts recorded in the balance sheet for all series of Preferred Stock reflects the redemption amount that would be required to be paid if said Preferred Stock was redeemed, which includes, cumulative unpaid dividends of $8,563,528 and $5,758,393 for Series C and D, and accretion of redemption value of $1,491,596 and $2,729,864 for Series A and B. At June 30, 2005, the amounts recorded in the balance sheet for all series of Preferred Stock reflects the redemption amount that would be required to be paid if said Preferred Stock was redeemed, which includes, cumulative unpaid dividends or $9,357,125 and $6,829,351 for Series C and D, and accretion of redemption value of $1,740,195 and $3,184,843 for Series A and B. The earliest date that a redemption can occur is March 2007.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
7. Stockholders’ Equity and Redeemable Convertible Preferred Stock (continued)
Series A Redeemable Convertible Preferred Stock — Each share of Series A convertible preferred stock (“Series A Preferred Stock”) may be converted at the option of the holder (or is automatically converted in the event of an underwritten initial public offering meeting certain conditions) into 4.5556 shares of common stock. The holders of Series A Preferred Stock are entitled to receive dividends and other distributions equivalent to those paid on common stock but have certain preferences over the holders of common stock with respect to distributions in the event of sale or liquidation of the Company.
Series B Redeemable Convertible Preferred Stock — Each share of Series B convertible preferred stock (“Series B Preferred Stock”) may be converted at the option of the holder (or is automatically converted in the event of an underwritten initial public offering meeting certain conditions) into 2.704084 shares of common stock. The holders of Series B Preferred Stock are entitled to receive dividends and other distributions equivalent to those paid on common stock but have certain preferences over the holders of common stock and Series A Preferred Stock with respect to distributions in the event of sale or liquidation of the Company.
Series C Redeemable Convertible Participating Preferred Stock — Each share of Series C convertible preferred stock (“Series C Preferred Stock”) may be converted at the option of the holder (or is automatically converted in the event of an underwritten initial public offering meeting certain conditions) into 2.704084 shares of common stock. Dividends accrue on each share of the Series C Preferred Stock at the rate of $0.45 per share per annum and are cumulative. The holders of Series C Preferred Stock are entitled to receive dividends and other distributions equivalent to those paid on common stock but have certain preferences over the holders of common stock, Series A Preferred Stock, and Series B Preferred Stock with respect to distributions in the event of sale or liquidation of the Company.
Series D Redeemable Convertible Participating Preferred Stock Each share of Series D Preferred Stock may be converted at the option of the holder (or is automatically converted in the event of an underwritten initial public offering meeting certain conditions) into 6.475845 shares of common stock. Dividends accrue on each share of the Series D Preferred Stock at the rate of $0.45 per share per annum and are cumulative. The holders of Series D Preferred Stock are also entitled to receive dividends and other distributions equivalent to those paid on common stock but have certain preferences over the holders of common stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock with respect to distributions in the event of sale or liquidation of the Company.
Following the payments of liquidation preferences of $7.50 for Series D, and $5.00 per share for all other series of Preferred stock, plus accrued but unpaid dividends, an amount approximating a return of 8% per annum on the original per-share purchase price will be paid first, to the holders of Series B, and second, to the extent funds remain available, to the holders of Series A. After full payments of the previously mentioned amounts, any remaining assets or surplus funds would then be distributed to the holders of Preferred Stock and common stock on a pro rata basis.
In connection with the 1999 Bridge Financing Agreement, the Company issued warrants to purchase common stock to certain existing stockholders that provided funding pursuant to the 1999 Bridge Financing Agreement. The warrants, which contained certain antidilution provisions, allowed the holders to purchase 2,364 shares of common stock at $423.22 per share (after giving affect to the antidilution feature triggered by the issuance of Series D Preferred Stock) and were exercisable in whole or in part until August 31, 2004. The fair value of the warrants was determined to be de minimis at the measurement date based on Black-Scholes pricing model with the following assumptions: volatility of 1%, an expected life of one year, a risk free interest rate of 5% and no dividend yield. These warrants expired unexercised in August 2004.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
7. Stockholders’ Equity and Redeemable Convertible Preferred Stock (continued)
Warrants
In connection with the Series C private offerings in 2000 and 1999, the Company issued warrants to purchase common stock to the purchasers of the Series C Preferred Stock. The warrants, which contain certain antidilution provisions, allow the holders to purchase 7,306 shares of common stock at $423.22 per share (after giving affect to the antidilution feature triggered by the issuance of Series D Preferred Stock) and are exercisable in whole or in part until December 2004 through February 2005 (depending on which date a particular investment in the Series C financing was closed). The Company recognized the fair value of the warrants of approximately $151,000 as additional paid-in capital. The fair value of the warrants was determined using the Black-Scholes pricing model and the following assumptions: volatility of 1%, an expected life of one year, a risk free interest rate of 5% and no dividend yield. In December 2004, warrants to purchase an aggregate of 3,126 shares of common stock expired unexercised. The remaining warrants outstanding at December 31, 2004 to purchase an aggregate of 4,180 shares of common stock expired in February 2005.
In connection with a 2001 bridge loan that converted into shares of Series D Preferred Stock, the Company issued warrants to purchase common stock to certain existing stockholders. The warrants, which contain certain antidilution provisions, allow the holders to purchase 1,629 shares of common stock at $253.31 per share and are exercisable in whole or in part until the expiration dates ranging from June 2006 through February 2007 (based on the original date the bridge loans were issued). The Company recognized the fair value of the warrants of approximately $25,000. The fair value was determined using the Black-Scholes pricing model with the following assumptions: volatility of 60%, an expected life of five years, a risk free interest rate of 4% and no dividend yield.
In connection with the Series D private offering in 2002, the Company issued warrants to purchase common stock to an investment banking firm that acted as placement agent for a portion of the offering. The warrants, which contain certain antidilution provisions, allow the holders to purchase 947 shares of common stock at $253.31 per share and are exercisable in whole or in part until August 2007. The value of the warrants was determined to be de minimis based on the Black-Scholes pricing model using the following assumptions: volatility of 35%, an expected life of two years, a risk free interest rate of 4% and no dividend yield.
In connection with the VLL Loan, the Company has committed to issue to VLL a warrant (the “VLL Warrant” to purchase Series D Redeemable Convertible Participating Preferred Stock with an aggregate exercise price of $275,000. The warrant is to be issued at a triggering date which is the earlier of (a) the Next Round Financing (as defined), (b) a Liquidity Event (as defined), or (c) May 31, 2005. Although not issued until one of the triggering events, the warrant was earned at the time the VLL Loan was signed. The Company determined the value of the warrant based on the most reasonably likely scenario of issuance which is May 31, 2005. The fair value of the warrant was determined to be $53,350 using the Black-Scholes pricing model and the following assumptions: volatility of 45%, an expected life of one year, a risk free interest rate of 4%, and a dividend yield of 9%. The fair value was recorded as debt issuance costs and is being amortized to interest expense over the life of the VLL Loan. On May 31, 2005, the Company issued the VLL Warrant. The VLL Warrant was issued as a warrant to purchase 55,000 shares of Series D stock at $5.00 per share.
Stock Options
The 1997 Stock Option Plan (the “Plan”), as amended, provided for the granting of options, either incentive or nonstatutory, to purchase up to 3,860 shares of the Company’s common stock. In February 2001, the Company’s board of directors and stockholders approved an increase in the number of shares that could be issued pursuant to the Plan to 9,956 shares. In September 2002, the Company’s board of directors and stockholders approved an increase in the number of shares that could be issued pursuant to the Plan to 21,652 shares. The Plan provides that stock options be granted at fair market value on the date the option is granted, as determined by the board of directors. During 2003 and 2002, options were issued to certain officers and employees which vest over a period of up to three years. Options expire ten years after the date of grant.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
7. Stockholders’ Equity and Redeemable Convertible Preferred Stock (continued)
Deferred compensation is recorded for stock-based compensation grants based on the excess of the fair value of the common stock on the measurement date over the exercise price (“Intrinsic Value”). The deferred compensation is amortized over the vesting period of each unit of stock-based compensation grant, generally three years. If the exercise price of the stock-based compensation grants is equal to the estimated fair value of the Company’s stock on the date of grant, no compensation expense is recorded.
The Company records the fair value of options issued to nonemployee consultants at the fair value of the options issued. Any expense is recognized over the service period or at the date of issuance if the options are fully vested and no performance obligation exists.
In June 2000, the Company reduced the exercise price of all its outstanding options to $65.62 per share. As a result, these options are subject to variable accounting until they are exercised, cancelled or expire. Variable accounting requires that increases in the intrinsic value of the options as measured at each reporting date would be recorded as compensation. Fluctuations in future deferred compensation and related compensation expense may be significant to the extent the Company realizes changes in the fair value of its underlying common stock. As of December 31, 2004 and June 30, 2005, 2,527 options were subject to variable plan accounting.
During 2004, the Company reversed deferred compensation totaling $201,682 that was originally recorded in 2000 in error related to the options that were repriced. The error was corrected in the current year as it was not material from a quantitative or qualitative standpoint to the Company’s stockholders’ equity for the year ended December 31, 2004.
The following is a summary of option activity under the Plan:

		Weighted Average
	Options Outstanding	Exercise Price	Fair Value
Balance, December 31, 2000	3,794	66.00	66.00
Granted during the year	56	66.00	66.00
Exercised during the year	(34)	66.00	66.00
Cancellations and forfeitures during the year	(11)	66.00	66.00

Balance, December 31, 2001	3,805	66.00	66.00
Granted during the year	15,206	66.00	66.00
Exercised during the year	(179)	66.00	66.00
Cancellations and forfeitures during the year	(147)	66.00	66.00

Balance, December 31, 2002	18,684	66.00	66.00
Granted during the year	558	66.00	66.00
Exercised during the year	(21)	66.00	66.00
Cancellations and forfeitures during the year	(1,385)	66.00	66.00

Balance, December 31, 2003	17,835	66.00	66.00
Cancellations and forfeitures during the year	(285)	66.00	66.00

Balance, December 31, 2004	17,550	66.00	66.00
Cancellations and forfeitures during the year	(1,728)	66.00	66.00

Balance, June 30, 2005	15,822	66.00	66.00

As of December 31, 2004 and June 30, 2005, there were 4,102 and 5,601 options available, respectively, for grant under the Plan. Options exercisable as of December 31, 2004 and June 30, 2005 are 13,791 and 12,922, respectively. As of December 31, 2004 and June 30, 2005, the weighted-average remaining contractual life for options outstanding was 7.0 and 6.6 years, respectively.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
7. Stockholders’ Equity and Redeemable Convertible Preferred Stock (continued)
Stock Options Granted to Non-employees
Stock compensation arrangements with non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services , using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned. During the year ended December 31, 2004, the Company did not issue any options to non-employees. For the years ending December 31, 2003 and 2004, and the six month periods ending June 30, 2004 and 2005, the Company recognized expense of $2,406, $-0-, $-0- and $-0-, respectively, related to options granted to non-employees in 2000 and 2001.
Reserved Shares
The Company has reserved shares of common stock for future issuance as follows:

	December 31	June 30
	2004	2005
Conversion of redeemable convertible preferred stock:
Series A	13,885	13,885
Series B	16,484	16,484
Series C	28,997	28,997
Series D	90,660	90,660
Exercise of warrants to purchase common stock	6,757	2,576
1997 Stock Plan	21,652	21,652

Total	178,435	174,254

8. Related-Party Transactions
The Company has entered into employment agreements with several of its key employees. The agreements specify various employment-related matters, including the length of the agreement (ranging from six months to one year), confidentiality requirements, competitive restrictions, assignment of inventions, annual compensation, and severance benefits ranging from three months’ to eighteen months’ salary in the event of termination without cause.
The Company entered into bridge loans with certain stockholders in December 2004 and March 2005 (see Note 6).
9. License Agreements
The Company has an exclusive license agreement with NASA (the “License Agreement”) which may be terminated in the event of a material breach of the terms of the agreement or for failure to endeavor to convert the licensed subject matter to a commercial form. However, the Company believes its ongoing research and development efforts currently satisfy this obligation to endeavor to commercialize the licensed subject matter. The License Agreement and related agreements require the Company to pay royalties based on net sales of licensed products. Additionally, the Company has executed several additional licenses under which it has secured the rights provided under certain patents. Royalties and milestone payments, payable under the terms of these agreements, are expensed as incurred. During the years ended December 31, 2003 and 2004, and the six-month periods ending June 30, 2004 and 2005, the Company incurred royalties and milestone payments of $59,634, $34,986, $10,548 and $10,990, respectively.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
10. Commitments and Contingencies
Commitments
The Company currently leases office and manufacturing space under noncancelable operating leases. Rental expense was approximately $210,000, $237,550, $112,683 and $126,352 for the years ended December 31, 2003 and 2004, and the six months ended June 30, 2004 and 2005, respectively. The Company renewed its lease on the above referenced office and manufacturing space in 2002 for five years, only one of which the Company is committed to remain in the space and is noncancelable. As of December 31, 2004, the future minimum noncancelable payment related to this one year commitment is $233,811.
The Company has a standby letter of credit for $25,000 to secure its value-added tax obligation in France. The Company has a Certificate of Deposit approximating this amount collateralizing the standby letter of credit.
Contingencies
The Company is subject to numerous risks and uncertainties because of the nature of and status of its operations and could be subject to claims and legal actions arising in the ordinary course of business. The Company maintains insurance coverage for events in amounts that it deems appropriate. Management believes that uninsured losses, if any, will not be materially adverse to the Company’s financial position or results of operations.
11. 401(k) Plan
The Company has a 401(k) plan (“the 401(k) Plan”) whereby eligible employees (employees over 21 years of age and have completed six months of service) may contribute a percentage of eligible compensation but not greater than 20% of their earnings up to the maximum as required by law. Company contributions are discretionary. No such Company contributions have been made since inception of the 401(k) Plan.
12. Income Taxes
The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2003 and 2004, is as follows:

	December 31
	2003	2004
Statutory rate	(34.0)%	(34.0)%
Increase in deferred tax valuation allowance	34.4	33.9
Tax credit	(0.6)	(0.1)
Other	.2	.2

	0.0%	0.0%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31,
2004
Deferred tax assets:
Federal net operating loss carryforwards	$14,917,343
Research and development credits	2,998,800
Capitalized research and development expense	1,285,900
Other deferred tax assets	261,567
19,463,600

Less: valuation allowance	(19,463,600)

Net deferred tax assets	$—

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
12. Income Taxes (continued)
At December 31, 2004 the Company had net operating loss (“NOL”) carryforwards for income tax purposes of approximately $43.8 million, capitalized research and development expense of $8.8 million, and research and development credits of approximately $1.3 million . Changes in ownership as defined by federal income tax regulations could limit the Company’s ability to utilize these NOLs and tax credits. Accordingly, the Company’s ability to utilize the above NOL and tax credit carryforwards to reduce future taxable income and tax liabilities may be limited. Additionally, because U.S. tax laws limit the time during which NOLs may be applied against future taxable income and tax liabilities, the Company may not be able to take full advantage of its NOLs for federal income tax purposes. The carryforwards will begin to expire in 2011 if not otherwise used. A valuation allowance has been established to offset the Company’s deferred tax assets as the Company has had losses since inception.
13. Recapitalization
On August 10, 2005, the Company completed a planned recapitalization in connection with the merger of Salmon Express, Inc. a publicly traded Nevada Corporation (“Salmon”), whereby all the shares of the Company’s preferred stock were converted to common stock. In addition, all principal amounts outstanding under the 2004 and 2005 Bridge Loans were converted to common stock. The shares of Series A, Series B, Series C and Series D converted to common stock at ratios of 11.67-for-1, 23.96-for-1, 31.79-for-1, and 236.40-for-1. The Company then effected a reverse stock split of 1-for-328.08 (“Stock Split”). After the conversion and Stock Split, the Company had outstanding, immediately prior to the merger, 12,960,000 shares of common stock issued and outstanding, no shares of preferred stock issued and outstanding, and no amounts outstanding under the 2004 and 2005 Bridge Loans. Additionally, outstanding options and warrants in the amount of 5,190,866 and 900,219, respectively, were converted into 15,822 and 42,206 options and warrants, and the remaining portion of the unvested options were accelerated upon a “change-of-control” as defined in the 1997 Stock Option Plan. All historical and per share amounts have been retroactively restated to reflect the Stock Split.
14. Subsequent Events (Unaudited)
Merger
On August, 10, 2005, the Company completed its merger (the “Merger”) with, and into, Salmon, in a transaction where the Company was the accounting acquirer. Salmon issued shares of its common stock on a one-for-one basis to the stockholders of MicroMed in exchange for 100% of the issued and outstanding shares of common stock of MicroMed. Additionally, Salmon assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by MicroMed. All outstanding options that were assumed by Salmon have been issued under the MicroMed 1997 Stock Option Plan or the MicroMed 2005 Stock Incentive Plan. Further to the Merger, Salmon assumed the MicroMed 1997 Stock Option Plan and the MicroMed 2005 Stock Incentive Plan as stock option plans of Salmon.
Salmon also issued 1,500,000 post-split shares into escrow to cover indemnification obligations, if any, to MicroMed and its stockholders. Immediately prior to the Merger, Salmon effectuated a 1-for-3.3528 reverse stock split of its common stock. Further to the Merger, Salmon also canceled 10,010,800 shares of its pre-split common stock held by Pete Smith, the founder of Salmon Express Inc., and distributed assets, and related liabilities, to him that Salmon held prior to the Merger. Mr. Smith also received cash remuneration of $605,213 from third parties unaffiliated with Salmon for his agreement to cancel such shares. Upon completion of the Merger, the Company was reincorporated from the State of Nevada to the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc.

MicroMed Technology, Inc.
(a Development Stage Company)
Notes to Financial Statements (continued)
14. Subsequent Events (continued)
The Private Placement
Immediately prior to the closing of the Merger, MicroMed closed a $4,991,683 private placement (the “Private Placement”) of its common stock and warrants. MicroMed Technology engaged Hunter World Markets, Inc. (“Hunter”) as its placement agent in connection with the Private Placement. Each investor in the Private Placement purchased shares of MicroMed Technology common stock at $1.33 per share and seven-year warrants, exercisable one year after the date of issuance, to purchase 60% of the common stock purchased by such investor in the Private Placement at a per share exercise price of $1.33, resulting in the issuance of 3,753,145 shares of common stock and warrants to purchase 2,251,887 shares of the Company’s common stock. The warrants are redeemable by the Company, at its option, at any time after one year from the date of issuance upon certain conditions . Hunter was paid a fee of 11%, or $440,000, for the investors that it introduced the Company to, and was issued 300,000 shares of MicroMed Technology’s common stock.
Prior to the closing of the Private Placement, the Company and its investment banking firm mutually agreed to terminate their relationship resulting in no remuneration to the investment banking firm.
Option Grants
The Company granted 540,500 to officers, directors and employees of the Company at $0.01 per share. As a result, the Company will record a charge approximately $713,000 in connection with the grant.